Exhibit 99.1

BARRICK GOLD CORPORATION

TECHNICAL REPORT ON THE

LAGUNAS NORTE MINE,

LA LIBERTAD REGION, PERU

NI 43-101 Report

Qualified Persons:

Luke Evans, P.Eng.

Hugo Miranda, MBA, RM (ChMC)

Brenna Scholey, P.Eng.

March 21, 2016

RPA Inc. 55 University Ave. Suite 501 | Toronto, ON, Canada M5J 2H7 | T + 1 (416) 947 0907     www.rpacan.com

Report Control Form

Document Title	Technical Report on the Lagunas Norte Mine, La Libertad Region, Peru

Client Name & Address	Barrick Gold Corporation Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street, P.O. Box 212 Toronto, Ontario M5J 2S1

Document Reference	Project #2590	Status & Issue No.	FINAL Version

Issue Date	March 21, 2016

Lead Author	Luke Evans Hugo Miranda Brenna Scholey		(Signed) (Signed) (Signed)

Peer Reviewer	Graham G. Clow		(Signed)

Project Manager Approval	Deborah A. McCombe		(Signed)

Project Director Approval	Graham G. Clow		(Signed)

Report Distribution	Name		No. of Copies

Client
	RPA Filing		1 (project box)

Roscoe Postle Associates Inc. 55 University Avenue, Suite 501 Toronto, ON M5J 2H7 Canada Tel: +1 416 947 0907 Fax: +1 416 947 0395 mining@rpacan.com

www.rpacan.com

FORWARD-LOOKING INFORMATION

This report contains forward-looking statements. All statements, other than statements of historical fact regarding Barrick or Lagunas Norte, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “project”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could” and similar expressions identify forward-looking statements. In particular, this report contains forward-looking statements with respect to cash flow forecasts, projected capital, operating and exploration expenditure, targeted cost reductions, mine life and production rates, potential mineralization and metal or mineral recoveries, and information pertaining to potential improvements to financial and operating performance and mine life at the Lagunas Norte mine that may result from the Lagunas Norte Refractory Ore Mine Life Extension Project and certain other Value Realization Initiatives. All forward-looking statements in this report are necessarily based on opinions and estimates made as of the date such statements are made and are subject to important risk factors and uncertainties, many of which cannot be controlled or predicted. Material assumptions regarding forward-looking statements are discussed in this report, where applicable. In addition to such assumptions, the forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of commodities (including gold, copper, silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that the Lagunas Norte Refractory Ore Mine Extension Project and certain other Value Realization Initiatives are still in the early stages of evaluation and additional engineering and other analysis is required to fully assess their impact; diminishing quantities or grades of reserves; increased costs, delays, suspensions, and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including disruptions in the maintenance or provision of required infrastructure and information technology systems; damage to Barrick’s or Lagunas Norte’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the handling of environmental matters or dealings with community groups, whether true or not; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; uncertainty whether the Lagunas Norte Refractory Ore Mine Life Extension Project or any of the other Value Realization Initiatives will meet Barrick’s capital allocation objectives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation; fluctuations in the currency markets; changes in interest rates; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Peru; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; litigation; contests over title to properties or over access to water, power and other required infrastructure; increased costs and physical risks including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect Barrick’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Barrick. All of the forward-looking statements made in this report are qualified by these cautionary statements. Barrick and RPA and the Qualified Persons who authored this report undertake no obligation to update publicly or otherwise revise any

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page i

www.rpacan.com

forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page ii

www.rpacan.com

TABLE OF CONTENTS

PAGE
1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-8
Value Realization Initiatives	1-19

2 INTRODUCTION	2-1

3 RELIANCE ON OTHER EXPERTS	3-1

4 PROPERTY DESCRIPTION AND LOCATION	4-1
Location	4-1
Land Tenure	4-1

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
Accessibility	5-1
Climate	5-1
Local Resources	5-2
Infrastructure	5-2
Physiography	5-3

6 HISTORY	6-1

7 GEOLOGICAL SETTING AND MINERALIZATION	7-1
Regional Geology	7-1
Local Geology	7-3
Property Geology	7-5
Mineralization	7-11
Material Classification	7-15

8 DEPOSIT TYPES	8-1

9 EXPLORATION	9-1

10 DRILLING	10-1

11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
Sampling Method and Approach	11-1
Sample Preparation, Analyses and Security	11-2

12 DATA VERIFICATION	12-1

13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
Value Realization Initiatives	13-17

14 MINERAL RESOURCE ESTIMATE	14-1
Summary	14-1
Geological Models	14-2
Geological Domains	14-6

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page i

www.rpacan.com

Grade Domains	14-6
Density Data	14-8
Cut-Off Grades	14-8
Assay Statistics and Capping of High Grades	14-9
Composites	14-13
Contact Plot Analysis	14-14
Variography	14-15
Resource Estimation Methodology	14-16
Resource Estimate Validation	14-27
Resource Classification	14-32
Value Realization Initiatives	14-32

15 MINERAL RESERVE ESTIMATE	15-1

16 MINING METHODS	16-1
Summary of Mining Operations	16-1
Mine Design	16-5
Ground Conditions/Slope Stability	16-14
Production Schedule	16-18
Waste Rock	16-20
Heap Leach Facility	16-21
Mine Equipment	16-21
Manpower	16-22
Mine Infrastructure	16-22
Value Realization Initiatives	16-23

17 RECOVERY METHODS	17-1
Process Description	17-1
Energy and Water Requirements	17-11

18 PROJECT INFRASTRUCTURE	18-1

19 MARKET STUDIES AND CONTRACTS	19-1
Markets	19-1
Contracts	19-1

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1
Environmental Studies	20-1
Project Permitting	20-1
Reclamation	20-6
Social or Community Requirements	20-6
Refractory Project	20-7

21 CAPITAL AND OPERATING COSTS	21-1
Operating Costs	21-2
Manpower	21-5

22 ECONOMIC ANALYSIS	22-1

23 ADJACENT PROPERTIES	23-1

24 OTHER RELEVANT DATA AND INFORMATION	24-1

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page ii

www.rpacan.com

25 INTERPRETATION AND CONCLUSIONS	25-1

26 RECOMMENDATIONS	26-1

27 REFERENCES	27-1

28 DATE AND SIGNATURE PAGE	28-1

29 CERTIFICATE OF QUALIFIED PERSON	29-1

LIST OF TABLES

PAGE
Table 1-1 Mineral Resources – December 31, 2015	1-3
Table 1-2 Mineral Reserves – December 31, 2015	1-4
Table 1-3 Initial Capital Costs Summary	1-18
Table 1-4 Sustaining Capital Costs Summary	1-18
Table 1-5 Refractory Project AISC	1-19
Table 4-1 Mining Concessions	4-2
Table 4-2 Surface Rights	4-3
Table 7-1 Material Classification	7-18
Table 10-1 DDH and RC Drilling Details	10-1
Table 10-2 Drilling Summary	10-1
Table 11-1 QC Insertion Rates	11-4
Table 12-1 2008 to 2014 Data Verification	12-2
Table 13-1 Ore Types	13-2
Table 13-2 Metallurgical Model Recoverable Recovery Algorithms	13-3
Table 13-3 Evaluation of Recovery	13-5
Table 13-4 Ore Types to Refractory Process	13-5
Table 13-5 Phase 1 Analytical Data on M3a Material	13-7
Table 13-6 Phase 2 Analytical Data on M3a and M3BL Material	13-8
Table 13-7 Modal Mineralogy on the Phase 2 Samples	13-9
Table 13-8 Average Comminution Test Results	13-11
Table 13-9 Summary of Flotation/POX/CIL Mini Pilot Plant Results	13-13
Table 13-10 Historical Refractory Project Recovery Formulas	13-14
Table 13-11 Amended Refractory Project Recovery Formulas	13-16
Table 14-1 Mineral Resources – December 31, 2015	14-1
Table 14-2 Lithology Codes	14-3
Table 14-3 Geostructural Codes	14-3
Table 14-4 Grade Domain Codes	14-6
Table 14-5 Resource Internal Cut-off Grades	14-9
Table 14-6 Au Capping Levels	14-11
Table 14-7 Gold Composite Statistics By lithology	14-13
Table 14-8 Gold Estimation Parameters	14-19
Table 14-9 Tonnage Factors	14-27
Table 15-1 Mineral Reserves – December 31, 2015	15-2
Table 16-1 Lagunas Norte Production History	16-1
Table 16-2 Ore Type Classification	16-6
Table 16-3 Mine Optimization Parameters – Oxide and Sulphide	16-7
Table 16-4 Cost Abbreviation Legend	16-9

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page iii

www.rpacan.com

Table 16-5 Internal Cut-off Grades and Recoveries for the Oxide and Sulphide Reserves	16-10
Table 16-6 Mine Design Parameters	16-11
Table 16-7 Mine Optimization Parameters – Refractory Project	16-12
Table 16-8 Summary of Leach and Refractory material in Refractory Project Plan	16-13
Table 16-9 Summary of Piteau Inter-ramp Slope Design Recommendations	16-14
Table 16-10 Summary of Footwall Slope Design Recommendations	16-15
Table 16-11 Mine Production Schedule – Oxide and Refractory	16-18
Table 16-12 Heap Leach Placement Schedule - Oxide	16-19
Table 16-13 Refractory Processing Schedule	16-19
Table 16-14 Mine Equipment Fleet	16-22
Table 20-1 Summary of Major Environmental and Main Operational Permits	20-2
Table 20-2 Summary of Water Permits	20-3
Table 21-1 Refractory Project Initial Capital Costs Summary	21-1
Table 21-2 LOM Sustaining Capital Costs Summary	21-2
Table 21-3 Mine Operating Costs	21-3
Table 21-4 Oxide Process Operating Costs	21-3
Table 21-5 Refractory Project Unit Operating Costs	21-4
Table 21-6 G&A Costs	21-4
Table 21-7 Refractory Project AISC	21-5
Table 21-8 Mine Site Manpower	21-5

LIST OF FIGURES

PAGE
Figure 4-1 Location Map	4-4
Figure 4-2 Property Map	4-5
Figure 4-3 Royalty Map	4-6
Figure 7-1 Regional Geology	7-2
Figure 7-2 Local Geology	7-6
Figure 7-3 Property Geology	7-7
Figure 7-4 Stratigraphic Column	7-8
Figure 7-5 Shulcahuanca Dome	7-9
Figure 7-6 Cross-Section Looking Northwest	7-10
Figure 7-7 Gold Grade Thickness Contours	7-13
Figure 7-8 TCM Versus Gold Recovery	7-17
Figure 9-1 Satellite Deposits	9-2
Figure 10-1 DDH and RC Drilling by Year	10-3
Figure 10-2 Drill Hole Plan	10-4
Figure 13-1 Final Gold Recovery for Individual Mineralized Material and Blended Mineralized Material (phase 1)	13-12
Figure 13-2 Overall gold Recovery vs. Feed Grade for M3A ore	13-15
Figure 13-3 Overall gold Recovery vs. Feed Grade for M3BL ore	13-15
Figure 14-1 Lithological Domains on 4,050 m Bench	14-4
Figure 14-2 Geostructural Domains on 4,050 m Bench	14-5
Figure 14-3 Grade Domains on 4,050 m Bench	14-7
Figure 14-4 Gold Assays Box Plot	14-10
Figure 14-5 Assay Cumulative Frequency Distribution – Gold	14-12
Figure 14-6 Gold Composites Box Plot	14-14

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page iv

www.rpacan.com

Figure 14-7 Gold Contact Plot for Volcanic and Sandstone Rocks	14-15
Figure 14-8 Lagunas Norte Gold Indicator Variogram	14-16
Figure 14-9 Block and Composite Au Grades	14-29
Figure 14-10 Gold Block Versus Composite Graphs	14-30
Figure 14-11 Gold Swath Plot by Eastings	14-31
Figure 14-12 Gold Swath Plot by Northings	14-31
Figure 16-1 Lagunas Norte General Site Arrangement	16-2
Figure 16-2 Lagunas Norte Final Pit Slope Domains in Plan	16-17
Figure 17-1 Simplified Process Flow Sheet	17-2
Figure 17-2 Simplified Process Flow Sheet for Refractory Project PFS	17-7
Figure 17-3 Refractory Project Concentrator / POX / Leaching / Water Treatment General Arrangement – Overall Plan	17-8
Figure 20-1 Location of Environmental Monitoring Stations	20-5
Figure 21-1 Refractory Project Schedule	21-7

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page v

www.rpacan.com

1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by Barrick Gold Corporation (Barrick) to prepare an independent Technical Report on the Lagunas Norte Gold Mine (the Mine or Lagunas Norte) in Peru. The purpose of this report is to support the public disclosure of Mineral Resource and Mineral Reserve estimates at the Mine as of December 31, 2015. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects. RPA visited the property from January 6 to 7, 2015 and held meetings at the Barrick offices in Trujillo and Lima on January 8 and 9, 2015, respectively.

Barrick is a Canadian publicly traded mining company with a large portfolio of operating mines and projects. The Lagunas Norte Mine is located in the District of Quiruvilca in the Province of Santiago de Chuco and the Department of La Libertad, in north-central Peru. The mine site is approximately 90 km east of the coastal city of Trujillo.

The Mine is owned and operated by Minera Barrick Misquichilca S.A. (MBM), a wholly-owned Peruvian subsidiary of Barrick. The Mine is part of the Alto Chicama property. A 2.51% Net Smelter Return (NSR) royalty is paid to a Peruvian state company, Activos Mineros S.A.C., formerly Centromin Peru S.A. (Centromin). In December 2006, Centromin transferred all of its rights and obligations with respect to the mine to Activos Mineros S.A.C. (Activos Mineros), a state mining company.

Lagunas Norte is a large open-pit, heap leach gold and silver mine in the high Andean Cordillera. Operations include open pit mining of gold-silver ore, crushing, and extraction of precious metals using heap leaching and Merrill Crowe recovery. Since Lagunas Norte started production in March 2005 through December 31, 2015, the mine has recovered 9.0 million ounces (Moz) of gold and 9.0 Moz of silver from approximately 222 million tonnes (Mt) of ore averaging 1.53 g/t Au and 3.7 g/t Ag.

In June 2015, Barrick completed a scoping study, or Preliminary Economic Assessment (PEA), of the potential to mine and process the Lagunas Norte sulphide resources below the oxide orebody in the current open pit, and to significantly extend the mine life (the Lagunas

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 1-1

www.rpacan.com

Norte Refractory Material Mine Life Extension Project, or the Refractory Project). The refractory material cannot be economically processed using heap leaching due to low recoveries. In December 2015, a Pre-feasibility Study (PFS) was carried out on the Refractory Project. Under the current mine plan, which incorporates the Refractory Project, open pit mining and leaching of oxide material on the heap leach facility (HLF) will continue from 2016 to 2023. From 2016 to 2021, the refractory ore is planned to be mined and stockpiled. Permitting and completion of detailed engineering on the Refractory Project are expected to take up to four years from 2016 to 2019. Construction and commissioning of the new circuit is expected to take approximately two years from 2020 to 2021, with first refractory gold production expected in late 2021 and continuing to 2029. The plan contemplates an initial capital investment of approximately US$640 million for the installation of a 6,000 tonnes per day (tpd) grinding-flotation-autoclave and carbon-in-leach processing circuit to treat the refractory material. As contemplated by the study, average annual production in the first five years is expected to be 240,000 oz at all-in-sustaining costs of US$625 per ounce.

The PFS on the Refractory Project will form the basis for a more detailed Feasibility Study (FS). Capital estimates contained within the PFS may increase or decrease as a result of changes incorporated at the FS stage. Capital allocation decisions will be evaluated as the project advances through additional stages of the development.

The PFS on the Refractory Project supports the conversion of approximately 2.1 Moz of Measured and Indicated refractory sulphide gold resources to Mineral Reserves as of year-end 2015, which could significantly extend the mine life. Based on the current reserves, and mine plan, which incorporates the Refractory Project, mine production is planned until 2023, while the stockpiled material will continue to be processed until 2029. The addition of a refractory processing facility could also unlock other potential refractory mineralization sources in the region surrounding Lagunas Norte.

Table 1-1 summarizes the 2015 year-end open pit Mineral Resources exclusive of Mineral Reserves based on a US$1,300/oz gold price. The resources in Table 1-1 are mostly oxide mineralization that could be processed using the current heap leaching facility.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 1-2

www.rpacan.com

TABLE 1-1 MINERAL RESOURCES – DECEMBER 31, 2015

Barrick Gold Corporation – Lagunas Norte Mine

	Tonnage	Grade		Contained Metal
Category	(Mt)	(g/t Au)	(g/t Ag)	(Moz Au)	(Moz Ag)
Oxide Measured	1.9	0.81	2.89	0.05	0.17
Oxide Indicated	30.5	0.73	2.91	0.72	2.86
Total Oxide Measured and Indicated	32.4	0.74	2.91	0.77	3.03

Sulphide Measured	0.2	5.80	11.07	0.04	0.08
Sulphide Indicated	5.0	5.18	8.81	0.83	1.41
Total Sulphide Measured and Indicated	5.2	5.21	8.91	0.88	1.50

Total Measured and Indicated	37.6	1.36	3.75	1.64	4.53

Sulphide Inferred	0.2	2.88	5.98	0.01	0.03
Oxide Inferred	1.5	0.70	3.52	0.03	0.17

Total Inferred	1.7	0.89	3.74	0.05	0.20

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated as of December 31, 2015 using a gold price of US$1,300 per ounce and a silver price of US$17.50 per ounce.
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4.	Oxide Mineral Resources are estimated at gold cut-off grades that vary by material type from 0.237 g/t to 0.766 g/t.
5.	Sulphide Mineral Resources are estimated at gold cut-off grades that vary by material type from approximately 1.110 g/t to 1.169 g/t.
6.	Mineral Resources are exclusive of Mineral Reserves.
7.	Numbers may not add due to rounding.

Table 1-2 summarizes the open pit Mineral Reserves, including existing stockpiles scheduled for processing and inventory, as of December 31, 2015.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 1-3

www.rpacan.com

TABLE 1-2 MINERAL RESERVES – DECEMBER 31, 2015

Barrick Gold Corporation – Lagunas Norte Mine

Category	Tonnage (Mt)	Au (g/t)	Ag (g/t)	Contained Metal (Moz Au)	Contained Metal (Moz Ag)
Oxide Proven	1.7	1.33	5.31	0.1	0.3
Oxide Probable	28.4	1.19	4.96	1.1	4.5
Oxide Stockpiles	12.1	1.07	2.84	0.4	1.1
Oxide Inventory	4.9	1.82	0.00	0.3	0.0
Oxide Proven & Probable	47.1	1.23	3.91	1.9	5.9

Sulphide Proven	0.5	4.21	9.03	0.1	0.2
Sulphide Probable	9.3	4.05	7.61	1.2	2.3
Sulphide Stockpiles	6.8	2.71	6.54	0.6	1.4
Sulphide Proven & Probable	16.6	3.50	7.21	1.9	3.9

Total Proven & Probable	63.6	1.82	4.77	3.7	9.8

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Oxide Mineral Reserves are estimated at a variable cut-off grade based on process cost, recovery, and profit. the cut-off grades vary from approximately 0.308 g/t Au to 0.997 g/t Au.
3.	Sulphide Mineral Reserves are estimated at a variable cut-off grade based on process cost, recovery, and profit. The cut-off grades vary from approximately 1.225 g/t Au to 1.290 g/t Au.
4.

Oxide Mineral Reserves as at December 31, 2015 are estimated based on an assumed gold price of US$1,000 per ounce for 2016 through 2020 and US$1,200 per ounce from 2021 onwards, an assumed silver price of US$15.00 per ounce for 2016 through 2020 and US$16.50 per ounce from 2021 onwards, and an US$/PEN exchange rate of 3.23.

5.

Sulphide Mineral Reserves as at December 31, 2015 are estimated based on an assumed gold price of US$1,000 per ounce, for 2016 through 2020 and US$1,200 per ounce from 2021 onwards, an assumed silver price of US$15.00 per ounce for 2016 through 2020 and US$16.50 per ounce from 2021 onwards, and an US$/PEN exchange rate of 3.23.

6.	The Mineral Reserve estimate includes inventory.
7.	Numbers may not add due to rounding.

CONCLUSIONS

Based on the site visit and subsequent review, RPA offers the following conclusions:

MINERAL RESOURCE ESTIMATION

•

The 2015 year-end Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, total 37.6 Mt averaging 1.36 g/t Au and 3.75 g/t Ag and contain 1,645,000 oz of gold and 4,527,000 oz of silver. In addition, the 2015 year-end Inferred Mineral Resources total 1.7 Mt averaging 0.89 g/t Au and 3.74 g/t Ag and contain 48,000 oz of gold and 203,000 oz of silver.

•

Mineral Resource estimates have been prepared utilizing acceptable estimation methodologies. The classification of Measured, Indicated, and Inferred Resources, conforms to Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM definitions).

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 1-4

www.rpacan.com

•	The current drill hole database is reasonable for supporting a resource model for use in Mineral Resource and Mineral Reserve estimation.

•

The methods and procedures utilized by MBM at the Lagunas Norte Mine to gather geological, geotechnical, assaying, density, and other information are reasonable and meet generally accepted industry standards. Standard operating protocols are well documented and updated on a regular basis for most of the common tasks. MBM developed and implemented its own laboratory information management system (LIMS) for the mine laboratory. The mine carries out regular comparisons with blast hole data, previous models, and production reconciliation results to calibrate and improve the resource modelling procedures.

•

Exploration and development sampling and analysis programs use standard practices, providing generally reasonable results. The resulting data can effectively be used for the estimation of Mineral Resources and Mineral Reserves.

•

The modelling procedures include hundreds of interpolation runs, the use of length weighted composites to simulate semi-soft boundaries, multiple interim block sizes, and other advanced features that collectively result in a very complex process that is well documented in a step-by-step manner.

•

The positive gold reconciliation variance of approximately 20% in the past has been eliminated due mostly to infill reverse circulation (RC) drilling and to procedural improvements to the resource model. More RC drilling on the Refractory Project sulphide resource could lead to higher grades than currently estimated based on diamond drilling.

•	Overall, RPA is of the opinion that MBM has conducted very high quality work that exceeds industry practice.

MINING AND MINERAL RESERVES

•

The 2015 year-end Proven and Probable Reserves, including existing stockpiles scheduled for processing and inventory, total 63.6 Mt grading 1.82 g/t Au and 4.77 g/t Ag, containing 3.7 Moz of gold and 9.8 Moz of silver.

•	Approximately 2.1 Moz of Measured and Indicated Resources have been upgraded to Proven and Probable Reserves as of year-end 2015, based on the results of the PFS on the Refractory Project.

•	The Mineral Reserve estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Reserves conforms to CIM definitions.

•	The operating data and the supporting documents were prepared using standard industry practices and provide reasonable results and conclusions.

•

Recovery and cost estimates are based upon actual operating data and engineering to support a Mineral Reserve statement. Economic analysis using these estimates generates a positive cash flow, which supports a statement of Mineral Reserves.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 1-5

www.rpacan.com

•	The current Lagunas Norte production schedule provides reasonable results and, in RPA’s opinion, meets the requirements for statement of Mineral Reserves.

PROCESS

•	RPA confirmed that the procedures used to estimate gold and silver recovery meet industry standards.

•

Solution management practices at Lagunas Norte exceed industry standards. Solution recirculation at the leach pad contributes to a positive water balance and higher concentrations of gold in solution to feed the Merrill Crowe cementation process. The water treatment system is effective in handling acid rock drainage (ARD) and in maintaining water quality at discharge.

•	In RPA’s opinion, the carbon-in-column (CIC) circuit increases solution flow and will be very beneficial in the long term for solution management.

•

Additional mini pilot plant testing of the refractory ore should be conducted to better understand ore variability using the ore samples collected in Phase 2 (M3A and M3BL ores) and to confirm gold recoveries.

•

Pressure oxidation (POX) mercury deportment to solution may have an impact on high-density sludge (HDS) preparation. Further studies are needed to understand mercury and its distribution in the Lagunas Norte flow sheet by conducting metal balances.

•

Geochemical test results showed that the flotation tails were potentially acid generating (PAG), however, the extent and duration of acid generation would be limited by the low sulphide content. The effectiveness of additional neutralization with finely ground limestone needs to be tested to render the material non acid generating (NAG). Further geotechnical investigations should also be carried out on the flotation tails if treatment with limestone is necessary.

ENVIRONMENTAL CONSIDERATIONS

•	The environmental and social practices at Lagunas Norte are very effective and enable Barrick to have a strong “social licence to operate”.

•	A program of System of Social Management has been instituted and provides employment and training.

•	Changes in water discharge criteria may require additional capital expenditures and higher operating costs for long term water treatment.

RISKS

RPA has not identified any significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information, the Mineral Resource and Mineral Reserve estimates, or associated projected economic outcomes.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 1-6

www.rpacan.com

Risks associated with the Refractory Project include:

•	Metal price fluctuations.

•	Sensitivity of economics to possible delays in the project schedule.

•	Additional metallurgical variability testing is required.

•	Permitting and approvals for the Refractory Project are at an early stage.

Metal price and project delays are the most significant risks to the economics of the Project. Barrick has developed a strategy to mitigate these risks.

The primary opportunity that is most likely to increase the economic value of the Project would be an increase in the estimated Mineral Resource grade. Current diamond drilling of the sulphide orebody could understate the grade by as much as 10% to 20%.

RECOMMENDATIONS

RPA makes the following recommendations:

MINERAL RESOURCE ESTIMATION

•	Additional RC drilling is recommended to enhance the grade of the sulphide orebody.

MINING

•	The Life of Mine (LOM) plan is reasonable and Barrick should proceed to implement the plan as presented.

PROCESS

•	MBM should continue to conduct routine metallurgical tests to improve the accuracy of the calculations used to estimate gold and silver recovery.

•	Mini pilot plant testing of blends of the M3A and M3BL ores should be conducted during the next study phase, to better understand ore characteristics and performance.

•	MBM should conduct testing to understand how POX mercury deportment will affect HDS production.

•	CCD thickening testwork should be included in the next stage of piloting, as it was not completed during the PFS.

•	MBM should consider integration of the CCD overflow and HDS neutralization to rationalize solution neutralization.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 1-7

www.rpacan.com

ENVIRONMENTAL CONSIDERATIONS

•	Advanced engineering studies should be completed, to minimize potential risks associated with the design and operation of dry stack tailings residue disposal.

•	MBM should update the Environmental Management Plan for Lagunas Norte to reflect the new facilities proposed under the Refractory Project.

CAPITAL AND OPERATING COSTS

•	The current operating costs are well managed and understood. RPA recommends that Lagunas Norte personnel continue exploring cost reduction alternatives.

REFRACTORY PROJECT

•	RPA recommends that MBM complete a FS on the Refractory Project.

ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers may exclude the information required in this section on properties currently in production, unless the Technical Report includes a material expansion of current production. RPA notes that Barrick is a producing issuer, the Lagunas Norte Mine is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of the Lagunas Norte Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Mine is located on the 185 km2 Alto Chicama property in the La Libertad Region, north-central Peru, approximately 90 km east of the coastal city of Trujillo and 175 km north of Barrick’s Pierina Mine. The mine is located at 7º57’ S latitude and 78º15’ W longitude and lies on the western flank of the Peruvian Andes at an elevation of 4,000 MASL to 4,260 MASL. Access is by public roads from Trujillo for a total driving distance of approximately 150 km.

LAND TENURE

The Alto Chicama property includes four mining concessions (Acumulación Alto Chicama, Los Angeles, Las Lagunas 15, and Las Lagunas 16) totalling 19,181.2760 ha. The Lagunas Norte Mine is located on the Acumulación Alto Chicama mining concession. MBM acquired

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 1-8

www.rpacan.com

this concession in December 2002 from Centromin, the Peruvian state mining company, pursuant to an international bid process. Production at Lagunas Norte is subject to a 2.51% NSR royalty, payable semi-annually to Activos Mineros on the extraction of gold and all other minerals.

The Acumulación Alto Chicama has no expiry date since it is in the exploitation phase. In order to maintain its validity, however, a Validity Fee, of US$3.00/ha, must be paid no later than June 30 each year. Non-fulfillment for two consecutive years results in expiration of a mining concession. The Validity Fee payments for the Alto Chicama property were up to date as of December 2014.

On December 29, 2004, Barrick entered into a Legal Stability Agreement with the Peruvian government, which provides increased certainty with respect to tax, administrative, and exchange stability to MBM for 15 years until December 31, 2020. In January 2015, Barrick made a limited election out of the tax stability provisions included in the Legal Stability Agreement to apply the reduced income tax rates.

MBM controls surface rights totalling 4,067.8721 ha in the mine area, which are sufficient to mine the current reserves.

EXISTING INFRASTRUCTURE

Lagunas Norte infrastructure and services have been designed to support an operation of 63,000 tpd of ore to an HLF and a nominal 140,000 tpd of total material mined. Due to the remote location, the property is self-sufficient with regard to the infrastructure needed to support the operation.

Site infrastructure includes the open pit, heap leach pads, crushing facilities, CIC Plant, Merrill Crowe recovery plant, on-site facilities (safety/security/first aid/emergency response building, assay laboratory, plant guard house, dining facilities, and offices), related mine services (truckshop, truck wash facility, warehouse, fuel storage and distribution facilities, reagent storage and distribution facilities), and other facilities to support operations. Permanent accommodations are available for certain Lagunas Norte employees and visitors and are located approximately three kilometres east and downslope of the Lagunas Norte open pit operations at approximately 3,800 MASL.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 1-9

www.rpacan.com

The water for process and mining consumptive needs is delivered rain captured on two small lakes. There is plenty of water available for consumptive use now and for the future. At Lagunas Norte, a water management group is in place to carry out all dewatering including pumping, distribution, delivery, and disposal. Lagunas Norte has a positive water balance.

Electricity is provided by a private-owned generation company and delivered to Lagunas Norte through a high voltage power line connected to the National Grid in Trujillo.

HISTORY

MBM commenced a field program at Alto Chicama in March 2001, which included geologic mapping, geochemical sampling, and ground geophysics. This work resulted in the identification of targets for drill testing. Drilling commenced in mid-2001 and the initial program identified the Las Lagunas Norte area as justifying detailed follow-up. Subsequent drilling was concentrated in the Las Lagunas Norte area.

On April 2, 2004, the Alto Chicama Environmental Impact Assessment (EIA) received regulatory approval and on April 12, 2004, the Plant Construction Authorization was granted which authorized MBM to construct and install the Alto Chicama process plant and related facilities.

Construction started in 2004 and the first ore was placed on the leach pad in March 2005. First pour was realized in June 2005. In August 2010, the Project received regulatory approval for an EIA amendment, including the expansion of the leach pad facility, expansion of the Waste Rock Facility, construction of a new CIC process plant, construction of a new water treatment system, as well as other ancillary facilities.

As of the end of 2015, the mine has recovered 9.0 Moz of gold and 9.0 Moz of silver from approximately 222 million tonnes (Mt) of ore averaging 1.53 g/t Au and 3.7 g/t Ag.

GEOLOGY AND MINERALIZATION

The regional geology is dominated by a thick sequence of Mesozoic marine clastic and carbonate sedimentary rocks, which are bounded to the west by the Mesozoic to Early Tertiary Coastal Batholith and to the east by the Precambrian metamorphic rocks of the Marañón Complex. The Mesozoic sequence has been affected by at least one and possibly

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 1-10

www.rpacan.com

two stages of deformation during the Andean Orogeny. The volcanic rocks of the Tertiary Calipuy Group unconformably overlie the Mesozoic rocks.

Mineralization is the result of multiple volcanic and hydrothermal events. It occurs in the southeast portion of the Alto Chicama property and is hosted in both the Tertiary volcanics of the Calipuy Group and the underlying Cretaceous sedimentary rocks of the Chimú Formation. The deposit is locally faulted by relatively steeply dipping structures and is primarily controlled by stratigraphy and lithologic contacts.

The mineralization within the present pit extends for approximately two kilometres in the north-northwest direction by approximately two kilometres in the east-northeast direction and for more than 200 m vertically. Most of the mineralization (75%) occurs as oxide material, with approximately 25% occurring as sulphide material.

A significant characteristic of the Lagunas Norte deposit is the variable carbonaceous content found within the siliclastic sedimentary strata.

EXPLORATION

Field exploration on the Alto Chicama property by MBM commenced in March 2001. Following detailed mapping, geophysical and geochemical surveys, PIMA analysis, and channel sampling, drilling commenced in June 2001. In 2002, environmental, metallurgical, and engineering studies, together with cost estimation and economic analysis, were started, and by January 31, 2003, the first reserve estimate for Lagunas Norte was completed.

Approximately half of the metreage drilled up to 2011 was done in 2002 and included almost entirely diamond drill holes. Since 2007, more RC drilling was completed after the discovery that the gold grades from core samples were biased low, relative to production and RC samples.

In 2006, resource definition drilling commenced at the satellite deposits of South Extension and Tres Cruces.

MINERAL RESOURCES

The 2015 year-end Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, total 37.6 Mt averaging 1.36 g/t Au and 3.75 g/t Ag and contain 1,645,000 oz of

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 1-11

www.rpacan.com

gold and 4,527,000 oz of silver. In addition, the 2015 year-end Inferred Mineral Resources total 1.7 Mt averaging 0.89 g/t Au and 3.74 g/t Ag and contain 48,000 oz of gold and 203,000 oz of silver.

Most of the modelling work was completed in May 2014 by MBM Senior Resource Geologist Melissa Vasquez, MBM Superintendent of Geology Luis Sanchez, and Senior Geologist Cristobal Valenzuela, under the supervision of Barrick Senior Manager, Resource and Reserve Benjamin Sanfurgo.

RPA reviewed the resource assumptions, input parameters, geological interpretation, and block modelling procedures and is of the opinion that the resource modelling work is very good. A significant number of block model iterations were run to fine tune the resource block model estimation parameters. Reconciliation data for 2015 indicates that the resource model adequately estimates the tonnage, and overestimates the gold grade and contained gold ounces by approximately 5%, compared to the grade control blast hole model.

RPA notes that the modelling procedures include hundreds of interpolation runs, the use of length weighted composites to simulate semi-soft boundaries, multiple interim block sizes, and other advanced and innovative features that collectively result in a very complex, but effective process that is well documented in a step-by-step manner.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other issues that could materially affect the Mineral Resource and Mineral Reserve estimates.

MINERAL RESERVES

RPA reviewed the reported resources, production schedules, and cash flow analysis to determine if the resources meet the CIM definitions. Based on this review, it is RPA’s assessment that the Measured and Indicated Mineral Resources within the final pit design at Lagunas Norte can be classified as Proven and Probable Mineral Reserves.

The open pit Proven and Probable Reserves, including existing stockpiles scheduled for processing, total 63.6 Mt at 1.82 g/t Au and 4.8 g/t Ag, containing 3.7 Moz of gold and 9.8 Moz of silver as presented in Table 1-2.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 1-12

www.rpacan.com

MINING METHOD

The Lagunas Norte Mine is a traditional open pit truck/shovel heap leach operation that has been in continuous production since 2005. To date, Lagunas Norte has produced 9.0 Moz of gold and 9.0 Moz of silver.

Open pit mining operations are located on a mountain top with gentle to extreme terrain between elevations of 3,800 MASL and 4,200 MASL. Mining from a single pit will continue until 2023, at a rate of 4.8 Mtpa during 2016 and 1.3 Mtpa thereafter beginning in 2017. Heap leach placement will continue during mining, with mine operations concluding in 2023.

The Lagunas Norte ultimate pit measures approximately 2.5 km along strike, typically 0.8 km to 1.2 km across with a surface footprint of approximately 240 ha, and has a maximum depth of approximately 250 m. There are four main areas of development identified within the ultimate pit: Dafne, Josefa, Alexa, and the moraines furthest to the north. The open pit is overlooked by the Shulcahuanca Dome, a sacred feature, and there is an approximate 50 m standoff from the base of the Shulcahuanca Dome for mine planning and operations.

Final arrangement of the Lagunas Norte waste rock facilities is for the continued development of surface dumps surrounding the Lagunas Norte ultimate pit other than to the south-southeast where the HLF is located, resulting in a relatively compact overall footprint.

Under the current mine plan, the Refractory Project is expected to start operation in 2021, feeding sulphide ore from the stockpile until 2029. Mining will principally include deepening of the central and southern portions of the current open pit. Mining is expected to be carried out using the existing mine fleet, at a rate of approximately 25 Mtpa total material moved at a stripping ratio of 4.4:1 (waste: mineralization). Due to the higher stripping ratio, an expansion of the current waste rock storage facilities will be required.

MINERAL PROCESSING

The recovery process used at Lagunas Norte is a two-stage conventional crushing circuit, followed by heap leaching, and a Merrill Crowe zinc cementation plant and CIC for recovery of the precious metals. The major components of the process are primary crushing, secondary crushing, heap leaching, recovery plant, refinery, and water discharge treatment plant.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 1-13

www.rpacan.com

The crushing circuit was originally designed to crush 42,000 tpd, but the capacity is permitted to 63,000 tpd. Historically, it was determined that the gold recovery from heap leaching at Lagunas Norte is not overly dependent on crush size, so the size has been increased over time to allow more material to be processed through the crushing circuit. The crushed ore is conveyed to a 2,000 tonne live capacity stockpile, from which it is fed to the secondary crushers. From the secondary crusher, the ore is loaded into haul trucks that transport it to the leach pad. Lime is added to the trucks to raise the pH of the leach solution.

At the leach pad, stacking of the crushed ore is done in 10 m high lifts with assistance from a high precision GPS dozer. Ore classified as contaminated based on the concentration of total carbonaceous material is stacked on a separate area of the leach pad. Some of the contaminated ore is crushed and some is not, depending on the type of ore. Once the cell has been prepared, a drip irrigation system is laid on top of the ore. Cyanide solution is trickled through the pad at the rate of 20 L/m2/h. After passing through the pad, pregnant solutions are temporarily stored in the pregnant leach solution pond, then pumped to the process plant using vertical turbine pumps at the rate of 2,700 m3/h. The plant and pumping systems have been modified to increase the flow rate to 3,000 m3/h, which is adequate to maintain the optimum solution to ore ratio.

The pregnant solution is pumped to the Merrill Crowe zinc cementation recovery plant. The suspended solids are removed in the clarifier and the dissolved oxygen concentration is reduced to less than one part per million by the de-aerator. From the de-aerator the solution passes through a cone where powdered zinc is added and the gold and silver precipitate out of the solution. The precipitate is recovered from the solution using filter presses and put into trays that are placed in mercury retorts. In the retorts, the precipitate is gradually heated so that it dries and the mercury is evaporated, condensed, and recovered under a vacuum system. After retorting, the precipitate is mixed with flux and placed in a smelting furnace. The impurities are removed from the precious metals in the slag and the mixture of gold and silver is recovered as doré. The doré is sent to a refinery outside of the operation for further processing.

Lagunas Norte’s water treatment facilities include cyanide destruction plant and acid rock drainage pond and treatment plant. At the time of the site visit, the secondary water treatment plant was being used to further improve the treatment facilities and the quality of the water that is discharged from the property.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 1-14

www.rpacan.com

At the time of the site visit, the CIC circuit was operating. It processes an average 1,800 m3/h of solution and accommodates a flow rate of 2,140 m3/h (design flow). The purpose of the installation is to further increase the solution flow to the leach pad to 4,300 m3/h. The excess available flow, i.e., 2,000 m3/h, from the CIC circuit will be used to wash the areas of the leach pad where leaching is completed.

Some new processing facilities are expected to be constructed and some of the existing plant facilities at Lagunas Norte will be utilized or upgraded for the Refractory Project. The PFS for the Refractory Project contemplates that refractory ore will be processed by a 6,000 tpd POX processing facility and associated infrastructure to process material that cannot be treated economically by heap leach. Key components of the new facility include crushing, grinding, flotation, POX, carbon-in-leach (CIL), and dry stack residues handling and disposal. The Merrill Crowe plant will continue to treat the oxide heap leach solution and the pregnant solution, with some modifications related to ARD treatment and cyanide destruction. Feed for the facility will come from deepening and extending the existing open pit. The expansion of the open pit is expected to be at a significantly higher stripping ratio than that of the current open pit, requiring an expansion of the current waste rock storage facilities.

The majority of the material to be processed in the Refractory Project will consist of two sulphide ore types, with copper (M3A) and with carbonaceous material (M3BL).

ENVIRONMENTAL, PERMITTING, AND SOCIAL CONSIDERATIONS

Environmental studies at Lagunas Norte are ongoing and conducted as required to support the operation and any projects.

The EIA for the Project was approved in 2004. In August 2010, an amendment to the former EIA was approved which allowed:

•	Expansion of the east waste dump

•	New leach pad

•	New ponds (doubling of size for process leach solution (PLS), process overflow, ARD, and sediment ponds)

•	Water treatment plant

A second amendment to the EIA was submitted to authorities in November 2014, and was approved in July 2105 which includes the following changes:

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 1-15

www.rpacan.com

•	East Waste Dump Expansion

•	New areas for Topsoil Stock and borrow material

•	West Waste Dump Optimization

•	Pit Expansion

•	Leach Pad Expansion (Phase 9)

•	Other modifications (auxiliary components)

Permits to discharge from the sedimentation ponds (East and West) and the rotating bio-contactor (RBC) sewage treatment plant at El Sauco expire every two years. Permits for pit dewatering and the trout farm have been approved.

Based on its Environmental Management Plan, MBM has 44 monitoring points in three basins. Groundwater is monitored at 16 points (water levels are measured at seven additional wells) and surface water is monitored at 23 points. Mine effluent is monitored at two points and wastewater are monitored at one point. The data is reported every three months to the mining authority (MINEM). Air monitoring is required at four points primarily for particulate matter, gases, and two noise monitoring locations. Reports are due quarterly. Additional permits are required for hazardous waste disposal, e.g., fire assay cupels, which is done off site by authorized companies. Wildlife is monitored every two years and aquatic life is monitored every six months during the operating phase of the mine for internal purposes.

Lagunas Norte is in compliance with the International Organization for Standardization (ISO) 14001 Environmental Management System and the International Cyanide Code. ISO certification is renewed every three years. Cyanide Code audits and renewals are completed every three years.

According to the latest Closure Plan Update approved by regulators in 2015, the total closure cost for the Lagunas Norte Project is now estimated to be US$243.4 million (US$46.9 million for concurrent closure, US$56.1 million for final closure and US$140.4 for post closure costs).

In 2008, the government of Peru adopted more stringent environmental water quality standards, including some that exceed international standards. In 2012, Lagunas Norte submitted a compliance plan in respect of the new water quality standards, including a request for relief from certain parameters exceeding international standards, along with a

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 1-16

www.rpacan.com

description of the required additional water treatment infrastructure and its implementation schedule. In December 2015, the government modified the 2008 water quality standards in various respects, including to better align with international standards and provided a new implementation schedule. In 2016, Lagunas Norte intends to develop an updated compliance plan in accordance with the new regulations, which is expected to be submitted in the first quarter of 2017.

The key social program at Lagunas Norte is an employment initiative designed to train unemployed workers. The focus is on local communities and suppliers and business generation. The Lagunas Norte social and community programs are participative. They encourage representatives from the local communities to take water samples in conjunction with the company employees and to submit them to laboratories of their own choice.

An Environmental Management Plan programs will need to be updated to reflect the new facilities proposed under the Refractory Project. Key environmental aspects of the Refractory Project include preparation of the Environmental Permit document for early submission, community and government relations, and on-going communications.

CAPITAL AND OPERATING COST ESTIMATES

As contemplated by the PFS, the initial estimated capital cost for the Lagunas Norte Refractory Project is US$640 million (Table 1-3), scheduled for the next six years. The estimated sustaining capital is US$77.2 million (Table 1-4), which includes mine equipment replacement, pit dewatering, and leach pad expansion. Mine pre-stripping capital has been treated as an operating cost for the purposes of this Technical Report. Mine site exploration capital has been excluded as that capital should be expended against future Mineral Resources. Capital costs are in Q4 2015 US dollars, and assume an exchange rate of 3.23 PEN to the US dollar.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 1-17

www.rpacan.com

TABLE 1-3 INITIAL CAPITAL COSTS SUMMARY

Barrick Gold Corporation – Lagunas Norte Mine

Description	US$ Millions
Refractory Project
Direct Cost	276.4
Indirect Cost	143.5
Subtotal Direct + Indirect Cost	420.0
Contingency	87.0
Subtotal Project	506.9
Owner’s Cost	26.4
Owner’s Contingency	8.2
Escalation (2016->2020)	31.5
Other Owner’s Costs	66.8

Grand Total Refractory Initial Project Cost	639.8

Note:

1.	Numbers may not add due to rounding.

TABLE 1-4 SUSTAINING CAPITAL COSTS SUMMARY

Barrick Gold Corporation – Lagunas Norte Mine

Description	US$ Millions
Leach Pad Expansion	33.8
Open Pit Infrastructure	4.4
Pit Dewatering LOM	3.5
Pit Dewatering Sustaining	5.0
Mobile Equipment	12.5
Sustaining Capital	18.1

Grand Total Sustaining Capital	77.2

Note:

1.	Numbers may not add due to rounding.

Mine operating costs are US$2.20 per tonne of material mined. Process operating costs are dependent on ore type and processing method and include the heap leach, crushing and conveying, stacking, Merrill Crowe process plant, power, and consumables adding to a total of US$3.44 per tonne leached. Refractory process operating costs for the LOM are US$28.49 per tonne ore processed. General and administrative (G&A) costs average US$5.80 per tonne ore processed over the LOM. The adjusted operating cost per ounce of gold production over the LOM is US$566/oz.

The most important time period for the Refractory Project is the first five years of production, which is expected to begin in earnest in 2022 after construction is completed in 2021. The average, annual production for the period from 2022 to 2026 at Lagunas Norte is estimated

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 1-18

www.rpacan.com

to be 240,000 ounces of gold. This estimated production is an increase of approximately 100,000 ounces of gold per year compared to the previous three years, which are expected to average 140,000 ounces of gold. All-in sustaining costs (AlSC) for the Refractory Project are expected to be approximately US$625/oz gold (Table 1-5).

TABLE 1-5 REFRACTORY PROJECT AISC

Barrick Gold Corporation – Lagunas Norte Mine

Year	Au Produced koz	All in Costs (US$ Millions)	AISC/oz
2022	394.3	206.3	523
2023	343.8	172.5	502
2024	213.3	132.2	620
2025	154.3	99.9	648
2026	132.1	102.5	776
2027	128.3	98.3	766
2028	84.6	98.8	1,168

Total	1450.7	910.5	625

Note:

1.	Numbers may not add due to rounding.

All-in sustaining costs (AISC) will increase to approximately US$756/oz gold over the life of the mine (LOM). Two of the reasons for the lower AISC in the first five years of the Refractory Project are the processing of existing refractory ore stockpiles, and mining of higher grade refractory material in the pit(s).

VALUE REALIZATION INITIATIVES

In addition to the Refractory Project, Barrick has recently conducted a technical review of the Lagunas Norte operation with the objective of identifying potential opportunities for cost reductions and revenue enhancement. The opportunities that have been identified so far include:

1.	Upgrade sulphide Mineral Resource grade.

The Lagunas Norte orebody was drilled using a large percentage of diamond core drill holes. During 2008, it was observed that gold grades from the diamond core holes were biased low relative to production and RC drill holes. A number of core holes were subsequently twinned with RC holes and confirmed that gold assays from the core holes were significantly understated relative to the RC drill holes and the

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 1-19

www.rpacan.com

production blast holes. The reason for the bias is that diamond drilling was washing away the gold bearing fines during the drilling process, while the RC drilling and blast holes were able to collect the fines and properly represent the true grade of the ore. The oxide orebody was re-drilled using RC drill holes and re-modelled. The sulphide portion of the orebody was not drilled with RC drill holes to reduce costs as there has not been a plan to mine this material until recently.

There is an opportunity to drill the sulphide deposit with RC drill holes and potentially upgrade the sulphide grade by as much as 10% to 20%. Additional RC drilling will be needed to twin the existing core holes and ascertain the grade of the sulphide deposit.

2.	In-pit waste dumping.

An area for an in-pit waste dump was identified within the ultimate pit near the Vizcachas area and to the north of the pit. This reduces the capital expenditure for the expansion of the East Waste Dump (Phase 1) located beyond the current dump limits and permits. The design criteria consider a slope of 3:1 with berms of 10 m wide, each 45 m in height, to have an effective slope of 18.5º. This waste dump design follows closure design parameters.

The in-pit waste dump is being implemented and is expected to result in a reduction of capital costs by US$67 million as the new waste dump area would not need preparation (stripping, ditch construction, etc.). Other benefits include the reduction in environmental impact for acid water generation (no new area required).

Some risks include the loss of marginal ore under this new in-pit waste zone. This amounts to approximately 7,500 contained ounces, which are not economic at present metal prices.

3.	Implement measures to improve post-operation leach recoveries.

Incremental gold recovery from residual leach material is being considered post-operation. Irrigation and flushing the leach pad surface and contoured side slopes is assumed to yield in the order of 100,000 oz to 350,000 oz of additional gold production. Gold recovery will be dependent on material permeability and the amount of residual soluble gold.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 1-20

www.rpacan.com

2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Barrick Gold Corporation (Barrick) to prepare an independent Technical Report on the Lagunas Norte Gold Mine (the Mine) in Peru. The purpose of this report is to support the public disclosure of Mineral Resource and Mineral Reserve estimates at the Mine as of December 31, 2015. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Barrick is a Canadian publicly traded mining company with a large portfolio of operating mines and projects. The Lagunas Norte Mine is located in the District of Quiruvilca in the Province of Santiago de Chuco and the Department of La Libertad, in north-central Peru. The mine site is approximately 90 km east of the coastal city of Trujillo.

The Mine is owned and operated by Minera Barrick Misquichilca S.A. (MBM), a wholly-owned Peruvian subsidiary of Barrick. The mine is part of the Alto Chicama property. A 2.51% Net Smelter Return (NSR) royalty is paid to a Peruvian state company, Activos Mineros S.A.C. (Activos Mineros), formerly Centromin Peru S.A. (Centromin). In December 2006, Centromin transferred all of its rights and obligations with respect to the mine to Activos Mineros.

Lagunas Norte is a large open pit, heap leach gold and silver mine in the high Andes Cordillera. Operations include open pit mining of gold-silver ore, crushing, and extraction of precious metals using heap leaching and Merrill Crowe recovery. Since Lagunas Norte started production in March 2005, the mine has recovered 9.0 million ounces (Moz) of gold and 9.0 Moz of silver from approximately 222 million tonnes (Mt) of ore averaging 1.53 g/t Au and 3.7 g/t Ag.

In June 2015, Barrick completed a scoping study, or Preliminary Economic Assessment (PEA), of the potential to mine and process the Lagunas Norte sulphide resources below the oxide orebody in the current open pit and to extend the life of the operation beyond 2018, when mining of oxide material was scheduled to conclude (the Lagunas Norte Refractory Material Mine Life Extension Project, or the Refractory Project). The refractory material cannot be economically processed using heap leaching due to low recoveries. In December 2015, a prefeasibility study (PFS) was carried out on the Refractory Project.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 2-1

www.rpacan.com

Under the current mine plan, which incorporates the Refractory Project, open pit mining and leaching of oxide material on the HLF will continue from 2016 to 2023. From 2016 to 2021, the refractory ore is planned to be mined and stockpiled. Permitting and completion of detailed engineering on the Refractory Project are expected to take up to four years from 2016 to 2019. Construction and commissioning of the new circuit is expected to take approximately two years from 2020 to 2021, with first refractory gold production expected in late 2021 and continuing to 2029. The plan contemplates an initial capital investment of approximately $640 million for the installation of a 6,000 tonnes per day grinding-flotation-autoclave and carbon-in-leach processing circuit to treat the refractory material. As contemplated by the study, average annual production in the first five years is expected to be 240,000 ounces of gold at all-in sustaining costs of $625 per ounce.

The PFS on the Refractory Project will form the basis for a more detailed feasibility study (FS). Capital estimates contained within the PFS may increase or decrease as a result of changes incorporated at the feasibility study stage. Capital allocation decisions will be evaluated as the Refractory Project advances through additional stages of the development.

The PFS on the Refractory Project supports the conversion of approximately 2.1 million ounces of measured and indicated refractory sulphide gold resources to mineral reserves, which could significantly extend the mine life. Based on the current reserves and mine plan, which incorporates the Refractory Project, mine production is planned until 2023, while the stockpiled material will continue to be processed until 2029. The addition of a refractory processing facility could also unlock other potential refractory mineralization sources in the region surrounding Lagunas Norte.

In addition to the Refractory Project, Barrick has recently conducted a technical review of the Lagunas Norte operation with the objective of identifying potential opportunities for cost reductions and revenue enhancement. These opportunities are referred to in this Technical Report as the “Value Realization Initiatives”.

SOURCES OF INFORMATION

RPA Principal Geological Engineer Luke Evans, M.Sc., P.Eng., RPA Principal Mining Engineer Hugo Miranda, MBA, RM (ChMC), and RPA Principal Metallurgist, Brenna Scholey, P.Eng., visited the mine from January 6 to 7, 2015 and held meetings at the Barrick offices in

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 2-2

www.rpacan.com

Trujillo and Lima on January 8 and 9, 2015, respectively. Discussions were held with the following Barrick and MBM personnel:

•	Hugo Roman, General Manager of Operations Lagunas Norte

•	Angel Vera, Manager of Operations Mine

•	Roberto Chumpitazi, Manager of Human Resources

•	Aldo Leon, Manager of Environment - EIA

•	Joe Pezo, Manager of Process

•	Isaias Kleinerman, Manager of Health and Safety

•	Manuela Hillenbrand, Manager of Community Relations

•	Jesus Yalan, Chief Hydrologist

•	Jose Nizama, Manager of Technical Services

•	Michael Sanchez, Superintendent of Geology

•	Fernando Porras, Superintendent of Engineering

•	Percy Maguiña, Superintendent of Metallurgy

•	Cesar Espejo, Superintendent of Leaching

•	Pedro Bobadilla, Process Plant Superintendent

•	Raul Orellana, Manager of Environment

•	Kelly Diaz, Senior Supervisor of Environment

•	Carlos Diaz, Senior Supervisor of Mining Properties

•	Carlos Salguero, Superintendent of Purchasing

•	Martin Castro, Senior Cost Supervisor

•	Melissa Vasquez, Senior Modelling Geologist

•	Augusto Mariscal, Supervisor Ore Control Geologist

•	Angela Zapana, Supervisor Modelling Geologist

•	Cristhel Becerra, AcQuire Database Administrator

•	Mario Poma, Senior Geotechnical Supervisor

•	Frank McCann, Barrick Regional Manager, Engineering and Planning

•	Benjamin Sanfurgo, Senior Manager of Resource and Reserve Modelling

•	Cristian Monroy, Manager of Reserves and Resources

•	Cristobal Valenzuela, Senior Modelling Geologist

The Lagunas Norte Mine has been the subject of Technical Reports and resource/reserve technical audits as follows:

•	August 2015, NI 43-101 Technical Report, RPA

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 2-3

www.rpacan.com

•	March 2012, NI 43-101 Technical Report, RPA

•	March 2009, NI 43-101 Technical Report, Barrick

•	May 2008, Reserve Audit, Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA, a predecessor company to RPA)

•	April 2006, Reserve Procedure Audit, RPA

•	February 2005, Reserve Procedure Audit, RPA

•	March, 2003, NI 43-101 Technical Report, Barrick

Mr. Evans reviewed the geology, sampling, assaying, and resource estimate work and is responsible for Sections 2 to 5, 7 to 12, 14, and 23. Mr. Miranda reviewed the mining, reserve estimate, and economics and is responsible for Sections 15, 16, 18, 19, 21, and 22. Ms. Scholey reviewed the metallurgical, environmental, and permitting aspects and is responsible for Sections 13, 17, and 20. The authors share responsibility for Sections 1, 6, 24, 25, 26, and 27 of this Technical Report. RPA would like to acknowledge the excellent cooperation in the transmittal of data by Barrick and MBM personnel.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 2-4

www.rpacan.com

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the Imperial system. All currency in this report is US dollars (US$ or $) unless otherwise noted.

a	annum	kWh	kilowatt-hour
A	ampere	L	litre
bbl	barrels	lb	pound
btu	British thermal units	L/s	litres per second
°C	degree Celsius	m	metre
C$	Canadian dollars	M	mega (million); molar
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
cm	centimetre	µ	micron
cm2	square centimetre	MASL	metres above sea level
d	day	µg	microgram
dia	diameter	m3/h	cubic metres per hour
dmt	dry metric tonne	mi	mile
dwt	dead-weight ton	min	minute
°F	degree Fahrenheit	µm	micrometre
ft	foot	mm	millimetre
ft2	square foot	mph	miles per hour
ft3	cubic foot	MVA	megavolt-amperes
ft/s	foot per second	MW	megawatt
g	gram	MWh	megawatt-hour
G	giga (billion)	oz	Troy ounce (31.1035g)
Gal	Imperial gallon	oz/st, opt	ounce per short ton
g/L	gram per litre	PEN	Nuevo Sol
Gpm	Imperial gallons per minute	ppb	part per billion
g/t	gram per tonne	ppm	part per million
gr/ft3	grain per cubic foot	psia	pound per square inch absolute
gr/m3	grain per cubic metre	psig	pound per square inch gauge
ha	hectare	RL	relative elevation
hp	horsepower	s	second
hr	hour	st	short ton
Hz	hertz	stpa	short ton per year
in.	inch	stpd	short ton per day
in2	square inch	t	metric tonne
J	joule	tpa	metric tonne per year
k	kilo (thousand)	tpd	metric tonne per day
kcal	kilocalorie	US$ or $	United States dollar
kg	kilogram	USg	United States gallon
km	kilometre	USgpm	US gallon per minute
km2	square kilometre	V	volt
km/h	kilometre per hour	W	watt
kPa	kilopascal	wmt	wet metric tonne
kVA	kilovolt-amperes	wt%	weight percent
kW	kilowatt	yd3	cubic yard
		yr	year

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 2-5

www.rpacan.com

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Roscoe Postle Associates Inc. (RPA) for Barrick Gold Corporation (Barrick). The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report;

•	Assumptions, conditions, and qualifications as set forth in this report; and

•	Data, reports, and other information supplied by Barrick and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by Barrick. RPA has not researched property title or mineral rights for the Lagunas Norte property and expresses no opinion as to the ownership status of the property.

RPA has relied on Barrick for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Lagunas Norte.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 3-1

www.rpacan.com

4 PROPERTY DESCRIPTION AND LOCATION

LOCATION

The Lagunas Norte Mine site is located on the 185 km2 Alto Chicama property in the district of Quiruvilca in the Province of Santiago de Chuco, La Libertad Region, north-central Peru, approximately 90 km east of the coastal city of Trujillo and 175 km north of Barrick’s Pierina Mine (Figure 4-1). The property is located at 7º57’ S latitude and 78º15’ W longitude and lies on the western flank of the Peruvian Andes at an elevation of 4,000 MASL to 4,260 MASL.

LAND TENURE

The Alto Chicama mining property encompasses four mining concessions; Acumulación Alto Chicama (formerly Derecho Especial del Estado N° 1, 2 y 3), Los Angeles, Las Lagunas 15 and Las Lagunas 16, totalling 19,181.2760 ha (Table 4-1). In December 2002, MBM acquired the mining concession “Acumulación Alto Chicama” encompassing 18,002.3216 ha from Centromin, the Peruvian state mining company, pursuant to an international bid process. The Lagunas Norte Mine is located on this mining concession. Production at Lagunas Norte is subject to 2.51% NSR royalty, payable semi-annually to Activos Mineros S.A.C. (Activos Mineros), formerly Centromin, on the extraction of gold and all other minerals. Under the terms of agreement with Centromin, MBM paid Centromin an advance contractual royalty of $2 million. In December 2006, Centromin transferred all of its rights and obligations with respect to the mine to Activos Mineros, a state mining company.

The “Los Angeles” mining concession was acquired by MBM from Pan American Silver Peru S.A.C. through a Transference Contract dated June 28, 2004. The “Las Lagunas 15” and “Las Lagunas 16” mining concessions were granted by the Peruvian government on January 30, 2001. The Acumulación Alto Chicama mining concession has no expiry date since it is in exploitation phase. In order to maintain its validity, however, a Validity Fee, of $3.00/ha, must be paid no later than June 30 each year. Non-fulfillment for two consecutive years results in expiration of a mining concession. The Validity Fee payments for the Alto Chicama property were up to date as of December 2014. The Los Angeles, Las Lagunas 15 and 16 mining concessions pay, in addition to the Validity Fee, a Penalty of $20/ha per annum because they are not in production. Non-payment of the Validity Fee and Penalty for two

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 4-1

www.rpacan.com

consecutive years results in expiration of a mining concession. The Validity Fee payments for the Alto Chicama property were up to date as of December 2015.

TABLE 4-1 MINING CONCESSIONS

Barrick Gold Corporation – Lagunas Norte Mine

Code	Mining Concession Name	Area (ha)	Effective Area (ha)	Royalty (%)	Title Date
010000204L	Acumulación Alto Chicama	18,002.3216	18,002.3216	2.51	04/10/2004
10204000	Las Lagunas 15	800.0000	534.8316	0	30/01/2001
10204100	Las Lagunas 16	900.0000	572.1228	0	30/01/2001
15005489X01	Los Angeles	72.0000	72.0000	0	01/10/1969

Totals		19,774.3216	19,181.2760

On December 29, 2004, Barrick entered into a Legal Stability Agreement with the Peruvian government. The Legal Stability Agreement provides increased certainty with respect to tax, administrative, and exchange stability to MBM, regarding the four mining concessions, for 15 years. The 15 year period commenced as of January 1, 2006 and ends on December 31, 2020. Under the terms of the Legal Stability Agreement which includes tax stability, Barrick is required to pay national and municipal taxes in effect at December 29, 2004 and is subject to a 32% income tax rate instead of the 30% general rate. In December 2014, the Peruvian government enacted certain tax reform measures. Corporate income tax rates will be gradually reduced from 28% in 2015 to 26% for 2019 and future years. The withholding tax on dividends will gradually increase from 6.8% for 2015 to 9.3% for 2019 and future years. In January 2015, Barrick made a limited election out of the tax stability provisions included in the Legal Stability Agreement in order to benefit from the reduced income tax rates.

The mining concessions are shown in Figure 4-2. Note that the Las Lagunas 15 and Las Lagunas 16 mining concessions overlap with Acumulación Alto Chicama, so the effective area for the four combined mining concessions is 19,181.2760 ha. MBM controls surface rights totalling 4,067.8721 ha in the mine area and the mine area has a fenced perimeter (Figure 4-2 and Table 4-2). Surface rights are sufficient to mine the current reserves and all reserves lie within MBM controlled lands.

The Acumulación Alto Chicama mining concession, subject to a 2.51% NSR payable semi-annually to Activos Mineros, formerly Centromin, is shown in Figure 4-3.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 4-2

www.rpacan.com

RPA is not aware of any environmental liabilities on the property. MBM has all required permits to conduct the proposed work on the property. RPA is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the property.

TABLE 4-2 SURFACE RIGHTS

Barrick Gold Corporation – Lagunas Norte Mine

Count	Number	Name	File	P.E. N°	Area (Ha)
1	39818	CUEVA II	SE40286	04063644	0.4609
2	39819	EL PUENTE GRANDE	SE040297	04063655	0.9855
3	39820	SAN JOSE DE PORCON	PR017318	04017212	2.1600
4	39827	SAN JOSE DE PORCON	PR017317	04017211	2.0000
5	41505	VIRA VIRA I	SE039835	04063193	298.7030
6	41506	VIRA VIRA III	SE039839	04063197	87.2315
7	41507	VIRA VIRA II	SE039832	04063190	106.1590
8	41513	PAMPA DEL RAYO	SE039836	04062796	53.6653
9	41514	QUISHUAR I	SE039819	04062797	100.9850
10	41515	LAS PUSHAS	SE039816	04063174	377.7120
11	41516	LAS PEÑAS COLORADAS II	SE039812	04063170	7.3407
12	41517	LAS PEÑAS COLORADAS I	SE039811	04063169	15.4522
13	41518	EL PUENTE GRANDE	SE039810	04063168	1.0264
14	41519	LAS PEÑAS DE GENTE	SE039809	04063167	420.6420
15	41520	LAS TAPADAS	SE039815	04063173	63.7398
16	41521	SHULCAHUANGA	SE039860	04063218	324.1460
17	41522	SHULCAHUANGA	SE039861	04063219	77.5388
18	41523	SHULCAHUANGA	SE039862	04063220	595.4410
19	41524	CALLACUYAN II	SE039821	04063179	57.5634
20	41526	CALLACUYAN II	SE039823	04063181	62.3906
21	41528	CALLACUYAN II	SE039824	04063182	243.9590
22	41536	SAN JOSE DE PORCON	PR022597	04022364	445.3168
23	41883	CRUZ VERDE I	SE039831	04063189	18.1318
24	41885	CRUZ VERDE III		04063187	1.0175
25		LOTE B	PR022533	04022300	318.0000
26	U.N.A.	SAN JOSE DE PORCON (U.N.A)	PR022598	04022365	15.6496
27	U.N.A.	41537		11050070	67.5982
28	U.N.A.	LA RUBIA		11050071	0.5748
29	U.N.A.	SIR GALLAHAD		11050069	12.4890
30	41504	LAGUNA DEL TORO - CABALLO MORO	SE039814	04063172	34.7885
31	41527	CALLACUYAN II	SE039833	04063191	201.1230
32	39832	EL QUISUAR		04017217	16.6918
33	39833	EL QUISUAR		04017217	22.8267
34	U.N.A.	AERODROMO PATA DE GALLO			14.3623

Total					4,067.8721

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 4-3

RPA

www.rpacan.com

LAGUNAS NORTE MINE
COLOMBIA
ECUADOR
BRAZIL
PERU
BOLIVIA
CHILE
SOUTH
PACIFIC
OCEAN
LA LIBERTAD
PERU
South America
Equator
Quito
Guayaquil
Cuenca
Iquitos
Chiclayo
Trujillo
Chimbote
Lima
Callao
Huancayo
Cusco
Arequipa
Puno
Tacna
La Paz
Pucallpa
Lago Titicaca
0°
6°
12°
18°
78°
72°
N
Legend:
National capital
Region capital
Town
International boundary
Region boundary
Pan American Highway
Road
Railroad
Peru has 25 regions and one province (Lima Province).
0 100 200 Kilometers
0 100 200 Miles
Transverse Mercator Projection, CM 75W

Figure 4-1

**Barrick Gold Corporation**

***Lagunas Norte Mine***

*La Libertad Region, Peru*

**Location Map**

March 2016

**Source: CIA Maps Website, 2015.**

4-4

RPA
www.rpacan.com

790,000
795,000
800,000
805000
9,140,000
9,135,000
9,130,000
9,125,000
9,120,000
9,115,000
N
Map Area
LAMBAYEQUE
CAJAMARCA
AMAZONAS
SAN MARTIN
LA LIBERTAD
ANCASH
HUANUCO
ACUMULACION ALTO CHICAMA
LAS LAGUNAS 15
LAS LAGUNAS 16
ALTO CHICAMA
LOS ANGELES
Legend:
Benefit Concession Alto Chicama (2963.9700 ha)
Surface Lands MBM (34 surface lands - 4067.8721 ha)
Mining Property Alto Chicama (19,181,2760 ha)
0 1 2 3 4 5
Kilometres
Map Projection: PSAD-56 Zone 17 South

Figure 4-2

**Barrick Gold Corporation**

***Lagunas Norte Mine***

*La Libertad Region, Peru*

**Property Map**

March 2016

**Source: Barrick Gold Corp., 2016.**

4-5

RPA
www.rpacan.com

790,000
795,000
800,000
805,000
9,140,000
9,135,000
9,130,000
9,125,000
9,120,000
9,115,000
91,250,00
N
AMAZONAS
LAMBAYEQUE
CAJAMARCA
SAN MARTIN
Map Area
LA LIBERTAD
HUANUCO
ANCASH
ACUMULACION ALTO CHICAMA
ALTO CHICAMA
LAS LAGUNAS 15
LAS LAGUNAS 16
LOS ANGELES
Legend:
Benefit Concession Alto Chicama (2963.9700 ha)
Mining Property Alto Chicama (19,181.2760 ha)
Royalties 2.51% N.S.R. (Activos Mineros S.A.C.)
0 1 2 3 4 5
Kilometres
Map Projection: PSAD-56 Zone 17 South

Figure 4-3

**Barrick Gold Corporation**

***Lagunas Norte Mine***

*La Libertad Region, Peru*

**Royalty Map**

March 2016

**Source: Barrick Gold Corp., 2016.**

4-6

www.rpacan.com

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The Lagunas Norte Mine is accessed from Trujillo, the capital of the La Libertad Region, by driving on a public paved road heading east-northeast from Trujillo to Otuzco for approximately 75 km. At Otuzco, the road splits and an all-season public paved road heads east towards the mine site and beyond. Approximately 7.0 km before the mine site turnoff is the mine airfield, which has a compacted gravel runway approximately 1.6 km long at 4,180 MASL. From the mine site turnoff it is 1.0 km to the main gate at 4,155 MASL. From the main gate it is approximately 3.0 km to the Lagunas Norte open pit and 6.0 km to the camp facilities at 3,800 MASL. The total driving distance from Trujillo is approximately 150 km one way, and it takes four to five hours for a light vehicle to access the mine site in typical driving conditions. Trujillo is serviced by daily commercial flights from Lima.

Most consumables and people working at the mine are transported along this route.

CLIMATE

The property is considered to have mountain climate. The air temperature ranges from -4°C to +16°C, with an average daily temperature of 7°C. The recorded seasonal air temperature fluctuations are small. The prevailing wind direction is from the north-northeast to east-northeast. The average wind velocity at Lagunas Norte is 17 km/hr, with a maximum recorded of 51 km/hr. Precipitation at Lagunas Norte occurs primarily in the form of rainfall. Dry, wet, and transitional periods can be distinguished during the year. The dry period is observed from June through August, with the average monthly rainfall less than 40 mm. The driest month is July, with the average monthly rainfall of 20 mm. The wet period is observed from October through April, with the average monthly rainfall greater than 100 mm. The wettest month is March, with the average monthly rainfall of 230 mm. The months of May and September may be classified as transitional, with the average monthly rainfall amounts of 89 mm and 79 mm, respectively. The maximum daily rain on record for the period from 1965 through 2002 is 61 mm. Strong electric storms are frequent during the wet period.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 5-1

www.rpacan.com

LOCAL RESOURCES

La Libertad Region has a long history of mining activity, and mining suppliers and contractors are locally available. Most of the workforce lives in the nearby towns, Trujillo and Lima.

Lagunas Norte has generally had success in hiring and retaining experienced staff and personnel with good mining expertise, despite tight current labour markets experienced industry-wide. Lagunas Norte also brings local employment opportunities to people from the surrounding communities. Processing and mine facilities operate on a 24-hour, seven days per week schedule, with four crews rotating on a 12-hour, two shift basis with an adequate balance between work and rest time. Most of the maintenance personnel work on the day shift, with a small breakdown crew on the night shift to provide 24-hour coverage. Middle and upper management operate on a five-days-on and two-days-off schedule.

The Mine is supported by the local communities. Barrick has a progressive social policy framework, stressing communication and respect, which is inclusive of the local population as well as employees. Environmental, health and safety, and social responsibilities are the cornerstones of the program.

INFRASTRUCTURE

Lagunas Norte infrastructure and services have been designed to support an operation of 63,000 tpd of ore to a heap leach facility (HLF) and a nominal 140,000 tpd of total material mined. Site infrastructure is discussed in more detail in Section 18. Due to the remote location, the property is self-sufficient with regard to the infrastructure needed to support the operation.

Mine camp facilities are located approximately three kilometres east and downslope of the Lagunas Norte open pit operations at approximately 3,800 MASL. Permanent accommodations are available for certain Lagunas Norte employees and visitors. Contractor accommodations are also provided near the Lagunas Norte accommodations. Site accommodations are sufficient for the Lagunas Norte workforce, contractors, and consultants. RPA was impressed with the camp food, recreation, and accommodation facilities.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 5-2

www.rpacan.com

Site infrastructure includes the open pit, HLF, crushing facilities, Merrill Crowe recovery plant, on-site facilities (safety/security/first aid/emergency response building, assay laboratory, plant guard house, dining facilities, and offices); related mine services facilities (truckshop, truck wash facility, warehouse, fuel storage and distribution facilities, reagent storage and distribution facilities), and other facilities to support operations.

The water for process and mining consumptive needs is delivered rain captured on two small lakes. There is plenty of water available for consumptive use now and for the future. At Lagunas Norte, a water management group is in place to carry out all dewatering including pumping, distribution, delivery, and disposal. Lagunas Norte has a positive water balance.

Electricity is provided by a private-owned generation company and delivered to Lagunas Norte through a high voltage power line connected to the National Grid in Trujillo.

PHYSIOGRAPHY

The mine area is dominated by rolling hills and rugged mountains with steep-sided valleys. The area is vegetated with natural grasses and small shrubs. Rock outcrops and shallow soils predominate in the valleys. The Mine is located in a region of high seismic activity.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 5-3

www.rpacan.com

6 HISTORY

MBM executed an Option Contract to acquire the Acumulación Alto Chicama mining concession on February 28, 2001 following an auction held by Centromin. Centromin and MBM signed the Public Deed of the Mining Option Contract on March 28, 2001. The option had a one-year term extendable three times until February 28, 2005, and included minimum exploration investment commitments.

MBM commenced a field program at Alto Chicama in March 2001, which included geologic mapping, geochemical sampling, and ground geophysics. This work resulted in the identification of targets for drill testing. Drilling commenced in mid-2001 and the initial program identified the Las Lagunas Norte area as justifying detailed follow-up. Subsequent drilling was concentrated in the Las Lagunas Norte area.

Pursuant to the mining option contract, MBM exercised its purchase option on December 2, 2002, over the Acumulación Alto Chicama mining concession. The transfer agreement and its Public Deed were executed on December 12, 2002, and MBM’s title to the concessions was registered before the Trujillo Public Registry on March 21, 2003.

On April 2, 2004, the Alto Chicama environmental impact assessment (EIA) received regulatory approval by means of Directorate Resolution No. 118-2004-MEM/AAM.

On April 12, 2004, MBM was granted the Plant Construction Authorization by means of Directorate Decree No. 174-2004-MEM-DGM/PDM, which authorized MBM to construct and install the Alto Chicama beneficiation plant and related facilities.

The construction started immediately in 2004. A total amount of US$321 million was invested and during March 2005 the first ore was placed on the leach pad. The first pour was realized in June 2005, ahead of schedule and within budget.

In February 2010, Barrick filed an amendment to the EIA (the First EIA Amendment) which proposed certain modifications to some of the mine facilities at Lagunas Norte. The First EIA Amendment was approved by the environmental mining authority in August 2010. Barrick completed construction and start-up of a CIC plant in 2013 and a new leach pad (Phase 5),

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 6-1

www.rpacan.com

secondary treatment plant and operational ponds in 2014. A new reverse osmosis water treatment plant was completed in 2014 and achieved start-up in February 2015. In November 2014, Barrick filed a second amendment to the EIA (the Second EIA Amendment), which proposed modifications to the open pit, east waste dump and leach pad areas.

As of the end of 2015, the mine has recovered 9.0 Moz of gold and 9.0 Moz of silver from approximately 222 million tonnes (Mt) of ore averaging 1.53 g/t Au and 3.7 g/t Ag.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 6-2

www.rpacan.com

7 GEOLOGICAL SETTING AND MINERALIZATION

REGIONAL GEOLOGY

The regional geology is dominated by a thick sequence of Mesozoic marine clastic and carbonate sedimentary rocks, which are bounded to the west by the Mesozoic to Early Tertiary Coastal Batholith and to the east by the Precambrian metamorphic rocks of the Marañón Complex. The Mesozoic sequence has been affected by at least one and possibly two stages of deformation during the Andean Orogeny. The volcanic rocks of the Calipuy Group unconformably overlie the Mesozoic rocks. There are four recognized stages of volcanism in the area:

1.	Island arc volcanism in the Lower Jurassic

2.	Island arc volcanism in the Lower Cretaceous

3.	Plutonism in the Upper Cretaceous and Lower Tertiary

4.	Continental volcanism and associated intrusions in the Tertiary

The Jurassic island arc developed 100 km west of the current coastline of Peru. During this time, a marine basin developed between the magmatic arc and the emergent cratonic zone to the east. The Chicama Formation, which consists of shales and bituminous shales and arenites, was deposited in the basin during this period. This formation hosts coal deposits that have been exploited since the early 1900s.

Island arc volcanism continued during the Lower Cretaceous with migration of the arc to the east. Active volcanism resulted in deposition of a thick sequence of volcanic and volcaniclastic rocks. In the Alto Chicama region, the Lower Cretaceous is characterized by deposition of clastic sediments of the Chimú (quartz sandstones intercalated with mudstones) and Carhuaz formations (dirty sandstones interbedded with shales).

The regional geology is shown in Figure 7-1. The Lagunas Norte Mine is on the Alto Chicama property, which is located approximately mid-way between the Pierina gold mine to the south and Yanacocha gold mine to the north.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 7-1

www.rpacan.com

Yanacocha
N
0
25
Cretaceous Sediments
Precambrian and Paleozoic Basement
Alto Chicama
Tertiary Volcanics
Coastal Batholith
Cordillera Blanca Batholith
Pierina
Legend:
Glacier
Lakes
Quaternary Undiffrentiated
Neogene intrusives
Paleogene-Neogene molasses
Paleogene-Neogene intrusives
Paleogene-Neogene volcanics
U-Cretaceous-Paleogene molasses
U-Cretaceous marine carbonates
U-Cretaceous marine siliciclastics
L-Cretaceous intrusives
L-Cretaceous marine carbonates
L-Cretaceous marine siliciclastics
Cretaceous-Paleogene intrusives
Cretaceous marine volcanics
Triassic-Jurassic marine limestones
Triassic-Jurassic continental siliciclastics
Triassic-Jurassic marine siliciclastics
Precambrian and Paleozoic basement

Figure 7-1

**Barrick Gold Corporation**

***Lagunas Norte Mine***

*La Libertad Region, Peru*

**Regional Geology**

March 2016

**Source: Barrick Gold Corporation, 2014.**

7-2

www.rpacan.com

LOCAL GEOLOGY

The local geology consists of sedimentary rocks from the Jurassic to Cretaceous age overlain by younger volcanic rocks. The local stratigraphy and structure is described below and is mostly excerpted from MBM (2009).

STRATIGRAPHY

JURASSIC

Chicama Formation

The Chicama Formation comprises thinly interbedded mudstone, bituminous mudstone, siltstone, and minor sandstone with local intercalations of clay and reworked tuffaceous material. These terrigenous sediments were deposited in a shallow, inland-sea basin flanked to the east by the emerged continent and to the west by a volcanic arc. The sediments eroded from the continental side are mainly quartz sands, while the sediments derived from the volcanic arc are typically clay-rich and tuffaceous material. The shallow, restricted nature of this basin resulted in the development of a reducing environment, which favoured the formation of organic deposits. These organic deposits are present as bituminous and anthracitic material or as coal beds.

CRETACEOUS

Lower Cretaceous

The Lower Cretaceous is characterized by clastic sedimentation in a highly oxygenated open sea environment. To the east, the continent was affected by continuous uplift concurrent with basin subsidence. These conditions resulted in a significant accumulation of detrital sediments. Also, during this period, the island arc to the west of the sedimentary basin was subjected to intense erosion due to a reduction in magmatic activity. This resulted in the formation of a highly oxygenated, open sea environment as opposed to the reducing conditions created by the inland sea during the Jurassic.

Chimú Formation

The Chimú Formation rocks are almost exclusively composed of very clean quartz sand. This formation is characterized by a second order, fining upwards sequence beginning with deposition of coarse, angular, thickly bedded sands followed by upwardly thinning beds of finer sand terminating in clay size material. These rocks have been regionally metamorphosed into highly resistant grey to white quartzite. Coal and mudstone sequences

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 7-3

www.rpacan.com

were deposited in associated deltaic environments. The Chimú Formation is the main host rock at the Lagunas Norte deposit.

Santa Carhuaz Formation

The Santa Carhuaz Formation overlies the Chimú and records sediment deposition during a relatively passive tectonic period. The Carhuaz Formation consists of grey, dirty sandstone with a red and purple hue interbedded with grey mudstone. White quartzite beds are interbedded with sandstone and mudstone in the upper portion of this sequence.

Farrat Formation

The Farrat Formation consists of thick, white sandstone beds that commonly display planar cross stratification and locally develop pebble conglomerates. The Farrat Formation is similar to the Chimú Formation, however, the Farrat Formation lacks the coal beds and grey colour observed in the latter.

During the Upper Cretaceous and part of the Lower Tertiary, extensional tectonism facilitated the emplacement of plutons along the length of the coast, culminating in the emplacement of the Coastal Batholith west of the Mine area.

TERTIARY (MIOCENE)

Calipuy Group

During the Tertiary, the magmatic arc migrated further east initiating the onset of continental volcanism and the development of small volcanic arcs oriented in a south-southwest/north-northeast direction. This event resulted in the present day alignment of the volcanic structures of the Calipuy in the area southwest of Huamachuco, east of the deposit area. The Calipuy Group rocks are calc-alkaline in composition and are predominately andesite, with lesser dacite and rhyolite observed. The volcanic structures are predominantly domes or dome complexes.

STRUCTURE

The Mesozoic sequence has been affected by at least one and probably two stages of Early Tertiary deformation during the Andean orogeny (Lewis, 2002). The earlier stage is inferred from a regional angular unconformity between the base of the Calipuy Group (Eocene epoch) and the folded Mesozoic rocks. This deformation event generated northeasterly verging folds and southwest dipping thrust faults (Lewis, 2002). The second stage is inferred

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 7-4

www.rpacan.com

from an unconformity within the Calipuy Group at 44 to 40 Ma (Noble et al., 1990). The local geology and stratigraphy is shown in Figure 7-2.

PROPERTY GEOLOGY

A property geology map and generalized stratigraphic column are provided in Figures 7-3 and 7-4. The unit thicknesses in the stratigraphic column are shown for clarity but are not representative of actual thickness.

The round Shulcahuanca Dome is a prominent and sacred topographic feature that is located immediately west of the Lagunas Norte pit. This feature has been preserved for the local communities and restricts the pit wall in this area (Figure 7-5).

Figure 7-6 presents a northwest looking cross-section through the deposit. The deposit area lies within the Chimú Formation, exposed along the northeast limb of an anticlinal fan cored by Chicama Formation rocks. The deposit is locally faulted by relatively steeply dipping structures. The mineralization is primarily controlled by stratigraphy and lithologic contacts; although both high and low angle structures acted as conduits for mineralizing fluids and are important mineralization controls on a local scale.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 7-5

RPA
www.rpacan.com

780,000
790,000
800,000
810,000
820,000
830,000
9,170,000
9,160,000
9,150,000
9,140,000
9,130,000
9,120,000
9,110,000
9,100,000
ALTO DEL FIERRO
CAYAPULLO
ALGAMARCA
SALVADOR
IGOR
SANDRA
CAMPANA DE ORO
EL TORO
LA ARENA
ALTO CHICAMA
LAS LAGUNAS
LA VIRGEN
QUIRUVILCA
TRES CRUCES
N
Lithology:
Lake
Quaternary Deposits
Condebamba Fm.
Cajabamba Fm.
Calipuy Volcanics
Pulluicana Fm.
Huaylas Fm.
Panatambo Fm.
Chulec Fm.
Inca Fm.
Farrat Fm.
Carhuaz Fm.
Santa and Carhuaz Fms.
Santa Fm.
Chimu Fm.
Chicama Group
Structures
Gold Projects
0 2 4 6 8 10
Kilometres

March 2016

Source: MBM, 2011a.

Figure 7-2

**Barrick Gold Corporation**

***Lagunas Norte Mine***

*La Libertad Region, Peru*

**Local Geology**

7-6

www.rpacan.com

803,000
803,250
803,500
803,750
804,000
804,250
804,500
9,122,250
9,122,000
9,121,750
9,121,500
9,121,250
9,121,000
9,120,750
9,120,500
9,120,250
9,120,000
9,119,750
N
ZONA ALEXA
ZONA JOSEFA
ZONA DAFNE
Lithology:
Late Andesitic Tuff and Flows
Andesitic Flows and Shulcahuanga Dome
Andesitic Tuff Breccia Juvenile Fragments
Andesitic Tuff and Flows
Dacitic Tuff
QFP Tuff and Flows
Phreatic Breccia
Tuffaceous Matrix Polymictic Breccia
Tuffaceous Matrix Monomictic Breccia
Mudstone and Coal
Sandstone
Chima Group
Unconformity Structures
0 125 250 375 500
Figure 7-3
Barrick Gold Corporation
Lagunas Norte Mine
La Libertad Region, Peru
Property Geology
March 2016
Source: Barrick Gold Corp., 2011.

7-7

RPA
www.rpacan.com

Upper Tertiary Calipuy Group
Lower Cretaceous Chimu Formation
Upper Jurassic
Quaternary
Late Andesitic Tuff and Flows
Late Andesitic Dome, Chulcahuanga Dome
Andesitic Tuff Breccia Juvenile
Andesitic Tuff and Flows
Dacitic Tuff
QFP Tuff and Flows
Tuffaceous Matrix Polymictic Breccia
Tuffaceous Matrix Monomictic Breccia
Phreatic Breccia
Coal
Carbonaceous Mudstone
Mudstone
Sandstone
Chicama Group

Thickness of units are shown for clarity but are not representative of actual thickness

Figure 7-4

**Barrick Gold Corporation**

***Lagunas Norte Mine***
*La Libertad Region, Peru*
**Stratigraphic Column**

March 2016

Source: Barrick Gold Corp., 2007.

7-8

RPA
www.rpacan.com

Figure 7-5

Barrick Gold Corporation

Lagunas Norte Mine
La Libertad Region, Peru

Shulcahuanca Dome

March 2016

Source: Barrick Gold Corporation, 2015.

7-9

7-10

www.rpacan.com

MINERALIZATION

The Lagunas Norte mineralization occurs in the southeast portion of the Alto Chicama property. The mineralization is finely disseminated and is hosted mostly by siliclastic sedimentary strata.

The mineralization within the present pit extends for approximately two kilometres in the north-northwest direction by approximately two kilometres in the east-northeast direction and for more than 200 m vertically.

MBM has defined an alteration and mineralization sequence involving up to four distinct stages, including the following;

Stage 1:	an early period of massive silicification

Stage 2:	intense acid leaching accompanied by finely-disseminated sulphide

Stage 3:	deposition of druzy quartz in vugs and open fractures

Stage 4:	a second stage of sulphide mineralization with coarse pyrite, enargite, and sulphosalts

Mineralization is the result of multiple volcanic and hydrothermal events. It is hosted in both the Tertiary volcanics of the Calipuy Group and the underlying Cretaceous sedimentary rocks of the Chimú Formation. The alteration associated with the mineralization is typical of a high-sulphidation epithermal environment, characterized by silica (SiO2), surrounded by alunite [KAI3(SO4)2(OH)6], dickite [AI2Si2O5(OH)4] and pyrophyllite [AI2Si4O10(OH)2]. Trace elements typically associated with these deposits include copper, arsenic, barium, bismuth, zinc, lead, and variable amounts of mercury (Silberman and Berger, 1985). The deposit has very low concentrations of carbonate minerals or other potentially acid neutralizing minerals.

There are both stratigraphic and structural controls on the mineralization. Mineralizing fluids ascended along the main fault systems and migrated laterally along stratigraphic contacts in both the sedimentary and volcanic rocks. At least two stages of sulphide mineralization are recognized. The sulphide assemblage comprises mainly pyrite (FeS2) with lesser amounts of enargite (Cu3AsS4) and occurs as replacement structures, veins, and disseminations in volcanic breccias and highly fractured and locally brecciated Chimú sandstones. Most of the mineralization (75%) occurs as oxide material, with approximately 25% occurring as sulphide

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 7-11

www.rpacan.com

material. Supergene oxidation has altered a large part of the sulphide assemblage to iron oxides and, to a lesser extent, sulphates. The extent of this oxidation ranges from a few metres to more than 300 m below surface. Approximately 90% of the mineralization is contained within the Chimú sediments and the balance is hosted in the Calipuy volcanic rocks.

The gold grade times thickness contours clearly show the Lagunas Norte deposit is approximately two kilometres by one kilometre wide (Figure 7-7).

DEPOSIT MINERALOGY

Sulphide occurrences are dominantly pyrite and enargite but also include traces of arsenopyrite, chalcopyrite, and covellite, with oxidation and alteration states through to iron oxides, iron sulphates, and elemental copper.

Gold occurs primarily as fine discrete particles in open silicified vugs, fine particles or disseminated gold within iron oxides, in gold-silver electrum, and as fine free gold along fracture surfaces. Silver mineralization is noted as occurring primarily as an electrum with gold, as finely disseminated native silver, or as a solid solution within remnant sulphides. Copper mineralization is present primarily as enargite, with lesser copper associations as chalcopyrite, or oxidized species including native copper.

Carbonaceous mudstones are composed chiefly of pyrophyllite with lesser amounts of quartz and minor amounts of nacrite clay, aluminum oxide and phosphate, and zirconium-bearing silicates. Coal seams typically have the appearance of a moderate-grade coal, with significant preg-robbing potential. Samples of the least sulphidic coal seams (<5% sulphur) with highest grade (>40% total carbonaceous material (TCM)) returned an average 24.9% ash content which far exceeds the 5% average of local informal operations and this represents a potential problem for coal burning furnaces.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 7-12

RPA
www.rpacan.com

Grade Thickness Au (g/t x m)
25 - 50
50 - 75
75 - 125
125 - 250
250 - 500
500 - 1000

Figure 7-7

**Barrick Gold Corporation**

***Lagunas Norte Mine***

*La Libertad Region, Peru*

**Gold Grade Thickness Contours**

March 2016

Source: MBM, 2011a.

7-13

www.rpacan.com

COAL AND CARBONACEOUS MATERIAL

Uncommon to most gold deposits, the Lagunas Norte deposit overprints both Tertiary volcanic rocks and basement Cretaceous sedimentary rocks, including variably carbonaceous, fine grained sedimentary rocks. Footwall rocks to the Lagunas Norte deposit of both the Chicama and Carhuaz formations are dominated by black carbonaceous mudstones but host no significant amounts of mineralization known to date. As some of the Tertiary volcanic rocks ripped through underlying carbonaceous sedimentary rocks of the Chicama Formation, some of these also carried carbonaceous material in their matrix (finely ground), or as coarser individually distinguishable fragments.

In the geological interpretations on sections and level plans, fine grained sediments, such as mudstones, siltstones, and interbedded sandstones, are grouped together. The Chimú Formation sediments are hence divided up in the geological model as sandstone, non-carbonaceous fine grained units, carbonaceous fine grained units, and coal. Even the narrowest carbonaceous intervals are described in the drill logs to aid the interpretation work.

The carbonaceous content has been described both qualitatively in geologic descriptions and quantitatively in terms of TCM in selected LECO analysis of carbonaceous and potentially carbonaceous rocks.

TCM contents range from over 67% for anthracitic coal down to 0% for non-carbonaceous lithology such as sandstone, which is the dominant lithology at Alto Chicama.

There is a good correlation between rocks described as carbonaceous by Alto Chicama geologists and measured TCM values. Many checks have been done to confirm this and a detailed relogging campaign was carried out so as not to miss significant carbonaceous units.

Although carbonaceous materials do occur adjacent to mineralized rocks, there is little significant gold within the carbonaceous rocks themselves. A few notable exceptions exist to this rule, but generally plots of TCM versus gold content clearly show inverse relationships.

It appears that the same fluids responsible for depositing the gold mineralization probably destroyed or leached out carbonaceous material from fine grained sedimentary rocks as part of the alteration process. Therefore, the best mineralized zones have the least amount of

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 7-14

www.rpacan.com

associated carbonaceous materials. Conversely, at depth where mineralization becomes more structurally controlled, there is an increase in the abundance of carbonaceous units.

MATERIAL CLASSIFICATION

The results of metallurgical testwork indicate that the metal recovery of the materials at Alto Chicama decreases with increased carbonaceous material content and/or increased content of sulphur or copper. The aforementioned materials are therefore referred to as “contaminants”.

CARBONACEOUS MATERIAL

Carbonaceous material, as defined by TCM data, has been collected in many campaigns at Alto Chicama in order to improve the geometallurgical model and has been demonstrated by metallurgists to have a strong preg-robbing effect on gold-rich sodium-cyanide leaching. To evaluate this effect, sampling of carbonaceous lithologies for analysis of TCM, for recovery and for preg-robbing potential has been carried out to date on thousands of samples covering potentially carbonaceous intervals within the pit.

Recovery is simply a measure of what percent of the gold is extracted by cyanide-leach from the original sample. Preg-robbing potential has been measured with several “spike” tests consisting of adding a fixed amount of gold to a cyanide leach test and measuring how much gold remains in the solution. If the recoverable gold plus the fixed amount added remains in solution the sample is not considered to be preg-robbing. If on the other hand there is less gold than the fixed amount added plus the recoverable amount, the percent robbed is calculated by determining the amount that is missing as a fraction of the amount that should have remained in solution.

Based on analysis at Alto Chicama, it could be argued that up to 6% preg-robbing potential values based on “spike” tests are not significant as samples in the low preg-robbing range are almost as likely to return up to 6% more gold as they are of returning with 6% less gold. At 10% preg-robbing, the values become somewhat significant. Hence, samples are not considered to be “significantly” preg-robbing if they return values under 10% (MBM, 2009).

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 7-15

www.rpacan.com

The effect of TCM on recovery is obvious when TCM analysis is plotted against recovery as shown on Figure 7-8.

The average recovery drops sharply somewhere after 0.1% TCM, stabilizing around a 30% recovery above approximately 1.0% TCM. Ongoing testwork by the mine metallurgical group suggests that no significant preg-robbing occurs for materials with less than 0.2% TCM.

COPPER AND SULPHIDES

Copper and sulphides are presented as contaminants as a result of their affinity for cyanide absorption and acid rock drainage (ARD) potential. Assays for copper and Leco S% are used to determine the classification of material contaminated with these minerals.

WASTE

With respect to the classification of waste, LECO S% limits have been set to segregate potentially acid generating (PAG) waste from non-acid generating (NAG) waste to ensure that all PAG material is deposited in the waste rock facility (WRF), whose drainage is collected in the collection pond and treated in the adsorption-desorption and refining (ADR) plant.

Coal was originally planned to be stockpiled separately, with a constantly rotating inventory, reflecting the assumed use of this product in some possible economic or social manner. However, high carbonaceous materials with acceptable amounts of sulphur and ash content have not been encountered in significant mining widths to serve this propose.

MATERIAL CLASSIFICATION SYSTEM

Materials with acceptable levels of contaminants are crushed and processed in the Clean Heap Leach Facility (CHLF), while those with elevated contaminant levels are processed as run-of-mine (ROM) in a Single Pass Heap Leach Facility (SPHLF) where the effect of the contaminants on the recovery of metal can be minimized.

The specific metallurgical classification system for the various ore and waste material types is shown in Table 7-1.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 7-16

RPA
www.rpacan.com

Average Recovery in 0.05 - 0.10% TCM Range = 72.67%
Recovery (%)
100.00
90.00
80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
0.000
0.500
1.000
1.500
2.000
2.500
TMC (%)

Figure 7-8

**Barrick Gold Corporation**

***Lagunas Norte Mine***

*La Libertad Region, Peru*

**TCM Versus Gold Recovery**

March 2016

7-17

www.rpacan.com

TABLE 7-1 MATERIAL CLASSIFICATION

Barrick Gold Corporation – Lagunas Norte Mine

Material	Type	Description	Destination	Au (g/t)	TCM (%)	S2- (%)	Cu (ppm)	Au Rec (%)	Code
Ore	M1	Clean oxide	Crusher, Leach Pad, Stockpile	0.400	< 0.1	< 0.25	—	82.9%	11
Ore	M1_LG	Clean oxide	Crusher, Leach Pad, Stockpile	0.239	< 0.1	< 0.25	—	82.9%	11
Ore	M1A	Clean with little sulphides	Crusher, Leach Pad, Stockpile	0.238	< 0.1	≥ 0.25 & < 0.40	< 350	76.5%	12
Ore	M2AL	Slightly carbonaceous	Single pass, Crusher, Stockpile	0.253	≥ 0.1 & < 0.2	< 0.25	—	72.9%	19
Ore	M2AH	Carbonaceous material	Single pass, Crusher, Stockpile	0.378	≥ 0.2 & < 0.5	< 0.25	—	64.1%	20
Ore	M3	With sulphides	Single pass, Crusher, Stockpile	0.287	< 0.10	≥0.40	< 350	67.0%	16
Ore	M3A	With sulphides and copper	Single pass, Crusher, Stockpile	0.947	< 0.10	≥0.25	≥350	21.2%	17
Ore	M3B_Low	With sulphides and TCM	Single pass, Crusher, Stockpile	0.873	≥ 0.1 & < 0.5	≥0.25	—	30.0%	18
ROM	M2B	Highly carbonaceous	Single pass, Stockpile	0.861	≥ 0.5 & < 1.5	< 0.25	—	43.0%	15
ROM	M3B_Mid	With sulphides and TCM	Single pass, Stockpile	0.751	≥ 0.5 & < 1.5	≥0.25	—	31.7%	21
Waste	M3BH	Highly carbonaceous	Stockpile (Material for CIL)	0.700	≥ 1.5	≥0.25	—	29.8%	22
ROM	Mor_Clean*	Clean Colluvial	Leach Pad	0.274	< 0.1	< 0.25	—	73.2%	13
ROM	Mor_Cont*	Colluvial with sulphides and carbonaceous material	Single pass	0.375	≥ 0.0 & < 1.5	≥ 0.25 & < 1.65	—	61.7%	14
ROM	Mor_Clean	Clean Colluvial	Leach Pad	0.237	< 0.1	< 0.25	—	73.2%	13
ROM	Mor_Cont	Colluvial with sulphides and carbonaceous material	Single pass	0.331	≥ 0.0 & < 1.5	≥ 0.25 & < 1.65	—	61.7%	14
Waste	D1	Non-acid generator	Dumps, Construction, Ballast			<0.1			51
Waste	D2	Potential acid generator	Dumps			>=0.1			52
Waste	D3	Carbonaceous	Dumps						53

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 7-18

www.rpacan.com

8 DEPOSIT TYPES

Lagunas Norte differs from many other large high-sulphidation epithermal gold deposits of the Andes in that a majority of the known resource is contained within Cretaceous siliciclastic sedimentary rocks, and a relatively small portion is within the Tertiary volcanic sequence that is the primary host elsewhere (e.g., Yanacocha, Pierina). The main host rock sequence at Lagunas Norte consists of quartz sandstones and subordinate interlayered mudstone, siltstone, and carbon-rich siltstone, correlated with the Lower Cretaceous Chimú Formation (Lewis, 2002).

Another significant characteristic of the Lagunas Norte deposit is the variable carbonaceous content found within the siliclastic sedimentary strata.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 8-1

www.rpacan.com

9 EXPLORATION

Field exploration on the Alto Chicama property by MBM commenced in March 2001. Following detailed mapping, geophysical and geochemical surveys, PIMA analysis, and channel sampling, drilling commenced in June 2001. Details on the field exploration surveys are not discussed because they are not relevant now that the mine is in production. By mid-September 2002, 298 holes had been drilled and twelve drill rigs were active. By the end of December 2002, 452 holes had been completed for a total of 113,338 m of drilling. Most of the Lagunas Norte area was diamond drilled on a grid of approximately 50 m by 100 m (or 72 m average spacing). In 2002, environmental, metallurgical, and engineering studies, together with cost estimation and economic analysis, were started, and by January 31, 2003, the first reserve estimate for Lagunas Norte was completed.

Drilling has been concentrated principally in the Lagunas Norte area, in the southeast portion of the Alto Chicama property. First pass reconnaissance exploration was completed outside Lagunas Norte over the Alto Chicama land holdings in 2004. The principal exploration targets defined and drill tested by MBM were the South Extension and Tres Cruces deposits, both located southwest of the current deposit (Figure 9-1). The Lagunas Norte oxide resource estimate includes mineralization at the South Extension.

In 2006, resource definition drilling commenced at the satellite deposits of South Extension and Tres Cruces. The infill drill program confirmed and upgraded the continuity of wide spaced mineralization for both prospects. Focus of the 2007 perimeter exploration projects was to expand both the mineralized strike extent and to infill the existing wider spaced intersections for confirmation of mineralization continuity.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 9-1

RPA
www.rpacan.com

798000
800000
802000
804000
806000
9124000
9122000
9120000
9118000
9116000
9114000
9112000
N
LAGUNAS NORTE MINE
Fence
To Huamachuco
Airport
To Trujillo
SOUTH EXTENSION
TRES CRUCES
0 500 1000 1500 2000
Metres

Figure 9-1

**Barrick Gold Corporation**

***Lagunas Norte Mine***

*La Libertad Region, Peru*

**Satellite Deposits**

March 2016

Source: Barrick Gold Corp., 2015.

9-2

www.rpacan.com

10 DRILLING

The drill hole database has 993 diamond drill holes (DDH) totalling 184,184 m and 685 reverse circulation (RC) drill holes totalling 70,980 m (Table 10-1). Approximately 72% of the drill holes are DDH and the balance are RC. Overall, 1,678 drill holes totalling 255,164 m and comprising 193,088 samples were completed from 2001 to 2014 (Table 10-2).

TABLE 10-1 DDH AND RC DRILLING DETAILS

Barrick Gold Corporation – Lagunas Norte Mine

	DDH	DDH	DDH	RC	RC	RC
Year	Holes	Metres	Samples	Holes	Metres	Samples
2001	17	2,715	2,127	—	—	—
2002	438	109,074	80,489	21	1,847	1,434
2003	273	48,517	36,544	35	3,425	1,945
2004	37	5,640	4,645	13	509	302
2005	10	837	716	—	—	—
2006	72	3,145	1,998	16	1,701	1,691
2007	26	1,063	—	68	6,778	6,982
2008	25	994	—	311	24,177	21,600
2009	19	3,487	1,883	—	—	—
2010	11	701	320	27	3,785	3,576
2011	14	2,229	1,577	78	9,261	7,339
2012	47	5,319	2,567	57	10,059	7,883
2013	4	464	—	10	2,110	856
2014	—	—	—	49	7,328	6,614

Totals	993	184,184.14	132,866	685	70,980.07	60,222

TABLE 10-2 DRILLING SUMMARY

Barrick Gold Corporation – Lagunas Norte Mine

	DDH & RC	DDH & RC	DDH & RC
Description	Holes	Metres	Samples
Grand Total	1,678	255,164.2	193,088

Over half of the metreage drilled up to 2014 was done in 2002 and 2003 and comprises almost entirely DDHs (Figure 10-1). Since 2007, there has been much more RC drilling relative to diamond drilling after the discovery that the gold grades from core samples were biased low relative to production and to RC samples. After recognizing that the DDH results are less reliable and generally understate the actual gold grade, Barrick began a program of

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 10-1

www.rpacan.com

re-drilling DDH with RC holes and this has led to significant improvements in the production reconciliation results.

Drill hole collars have been surveyed and downhole surveys have been completed with a number of survey instruments, including mostly Sperry Sun and some Maxibor II up to approximately 2008, GyroSmart and MultiSmart in 2009, DeviFlex in 2010, and a Reflex gyroscopic instrument in 2011. Since 2011, GyroSmart was used. Most of the DDH have HQ size core and a number of holes were completed with NQ diameter rods to facilitate hole completion. Average core recovery is in excess of 95%.

Both core and RC holes are logged for lithology, stratigraphy, basic structural data, and sample recovery. The degree of alteration (argillization, silicification, carbon content, etc.) and the content of various elements, like pyrite and carbonaceous material, are also recorded. The core drilling is interpreted for more detailed structural data and to measure faults and bedding angles as well as rock mechanic properties (RMR) and core recoveries whenever possible. This data is entered directly into a geological database from handheld computers using standardized rock codes and descriptive information and is used for the interpretation of the geology, structure and alteration, as well as for the modelling of the mineralized zones.

The typical spacing for DDH holes is approximately 60 m, with lengths generally ranging from 200 m to 350 m. The RC drill holes are spaced approximately 50 m apart and the RC hole lengths vary from approximately 100 m to 200 m. The mineralized zones display variable dip, and holes are mostly drilled with steep dips, generally from -65° to -85°. Drill section lines are oriented at N60°E with holes drilled parallel to the sections. The drill holes are shown in Figure 10-2.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 10-2

10-3

RPA
www.rpacan.com

9,122,000 N
9,121,000 N
9,120,000 N
803,000 E
804,000 E
805,000 E
N
0
200
400
600
800
1000
Metres
Legend:
Drill Hole
Block Model Outline

Figure 10-2

**Barrick Gold Corporation**

***Lagunas Norte Mine***

*La Libertad Region, Peru*

**Drill Hole Plan**

March 2016

10-4

www.rpacan.com

11 SAMPLE PREPARATION, ANALYSES AND SECURITY

SAMPLING METHOD AND APPROACH

DIAMOND DRILL CORE

All core samples are tagged, bagged, sealed in sample bags, and forwarded to the sample preparation laboratory. Core is placed in metal trays at the drill site and transported to the core room where it is sorted, photographed, and examined for rock quality designation (RQD). The sample lengths are selected to honour both gross geological units and obvious geological features. Core sample lengths varied from 0.12 m to 8.1 m, with an average sample length of approximately 1.3 m. Sampled core is sawn into equal halves. One half is placed in a sample bag and the other half remains in the core box, which is stored in a secure location on site.

REVERSE CIRCULATION SAMPLES

All the chips from the drilling are collected and sent to the assay laboratory, except for a handful that are placed in a chip tray for geological logging. The samples are collected in either one or two metre intervals, and are identified with the hole number and the distance from the collar. The RC samples are approximately 35 kg to 40 kg. They are usually assayed for Au and for LECO (sulphur, sulphide, TCM, total carbon, total sulphur, CO3, and arsenic).

BLAST HOLE SAMPLES

Cuttings from each blast hole are sampled and analyzed for grade and contaminant constituents (sulphur or carbon). The Lagunas Norte technical department has carried out extensive testing and evaluation of blast hole sampling methods and techniques and has developed a set of documented procedures for the entire process. The current sampling method involves cutting a cross-sectional sample through the cone of cuttings with the collected 6 kg to 10 kg sample bagged and tagged and logged using a digital palm pilot data collection system. Blast hole sampling locations are surveyed using a GPS system.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 11-1

www.rpacan.com

The data collected from the logging of the sample, the laboratory analysis, and the blast hole survey are incorporated directly into the acQuire grade control database system. The data are ultimately used to develop a grade control model for estimation of grades and material classification according to ore characteristics into digging polygons. Each polygon contains a single material type designation based on gold grade, carbonaceous content, and sulphur content.

The polygons are staked out on the mining bench and flagged according to material type. As excavation operations progress, the material that is loaded and hauled from each polygon and material type is tracked through the dispatch system through to its ultimate disposition location (crusher, stockpile, ROM leach pad, or waste dump).

RPA is of the opinion that the core, RC, and blast hole sampling procedures at Lagunas Norte are reasonable.

SAMPLE PREPARATION, ANALYSES AND SECURITY

SAMPLE PREPARATION

ALS Chemex installed a sample preparation laboratory at the Alto Chicama field camp in 2002 and performed all gold assays at its commercial laboratory in Lima. The sampling, sample preparation, and quality control procedures at the site have been reviewed and approved independently (Smee, 2002). Dr. Smee also conducted unannounced audits of the ALS Chemex laboratory in Lima in May 2002 and February 2003 and concluded that the facility is well-designed and well-operated. Dr. Smee recommended additions to the existing quality control procedures being used at the laboratory in May 2002 and all his recommendations were implemented (MBM, 2009).

Since the mine laboratory was commissioned in 2005, samples were prepared both on-site as well as off-site at commercial laboratories. The same sample preparation protocols were followed. ALS Chemex has been the primary laboratory except in mid-2009 and 2010 when SGS became the primary laboratory and ALS Chemex was switched to the secondary laboratory. Since 2014, Certimin S.A. has been the secondary laboratory.

Samples are first counted and checked against the sample submission sheet. The samples are dried and weighed and are then crushed to 70% passing two millimetres and split to

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 11-2

www.rpacan.com

approximately 800 g in a Jones riffle splitter. The entire 800 g split is pulverized to 85% passing 200 mesh in an LM-2 pulverizer. A 250 g to 300 g split of the pulverized pulp is shipped to the laboratory for analysis. All remaining crusher rejects and pulverized pulps are retained at site and stored. The pulverizer is cleaned with barren quartz and coarse and fine sieve tests are carried out on a regular basis.

ASSAYING

The exploration samples are sent to a commercial laboratory and the fire assay gold determinations use 30 g aliquots with atomic absorption spectrometer (AAS) finish. For results greater than 5 g/t Au, a second fire assay using a gravimetric finish is performed. The exploration samples are analyzed for gold, silver, copper, TCM, total sulphur, sulphide sulphur (S2), arsenic, and mercury. Sulphate sulphur is calculated.

The blast hole samples are analyzed at the mine laboratory using a 30 g aliquot with an AAS finish. Results greater than 5 g/t Au are rerun using a gravimetric finish. A one gram sample is dissolved in two acids and AAS is used for silver and copper. An Eltra CS-2000 generates the sulphur and carbon results automatically. All production blast holes drilled in zones modelled as ore are sampled for gold, silver, and copper as well as for sulphur and carbon. Samples with greater than 0.1% sulphur are reanalyzed for sulphide sulphur and samples with greater than 0.05% carbon are reanalyzed for TCM. In material that is clearly waste, only one in four drill holes are assayed for gold and total sulphur. Holes that may contain ore or are near ore are sampled as if they were ore.

SAMPLE SECURITY

The core is logged and cut by MBM personnel within the secure Lagunas Norte mine site complex. Drill core is moved from the drill rig to the core shack by MBM personnel. Geological data recorded on the handheld computers is reviewed, field checked if necessary, and then uploaded to the main server at the end of every shift. Samples are delivered by MBM personnel to the sample preparation on-site or off-site facilities where the laboratory assumes sample custody.

MBM has tight database security protocols for the acQuire exploration and blast hole databases that control the level of access to authorized users. The acQuire database is backed up on a regular basis. The GVMapper logging software has full security levels controlled by the Database Administrator.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 11-3

www.rpacan.com

QUALITY ASSURANCE AND QUALITY CONTROL

MBM has very good quality control (QC) and quality assurance (QA) procedures that include the regular insertion of in-house standards, blanks, field duplicates, reject duplicates, and pulp replicates. In addition, pulps are sent to external laboratories on a regular basis. MBM has had QA/QC procedures in place since drilling commenced in 2001. In mid-2002, following a full audit of the Alto Chicama Project’s sampling, analytical, and reporting procedures, Dr. Barry Smee implemented improvements to the QA/QC procedures.

A follow-up audit was conducted in July 2003 by Lynda Bloom of Analytical Solutions Ltd. The scope of this audit included a review of sampling, sample preparation, assaying, and quality control procedures. Ms. Bloom concluded that the sampling, sample preparation, and assaying procedures used for the Lagunas Norte drill core samples met or exceeded industry standards (Bloom, 2003).

The approximate insertion rates for exploration samples are summarized in Table 11-1. The actual insertion rates vary slightly by year and sample type. The QC insertion rates for blast hole samples sent to the Lagunas Norte laboratory also have similarly high levels, particularly when the large numbers of samples analyzed are considered.

TABLE 11-1 QC INSERTION RATES

Barrick Gold Corporation – Lagunas Norte Mine

Description	Approximate Insertion Rate
Standards	5%
Blanks	5%
Pulp Replicates	2%
Reject Duplicates	2%
Field Duplicates	3%
Sieve Tests (on rejects and pulps)	3%
External pulp replicates (more blanks and standards sent as well)	5%

Smee (2010) completed an independent review of the QC results from 2007 to 2010. The gold precision for field, reject, and pulp duplicates was approximately ±17%, ±8%, and ±7%, respectively, at 0.2 g/t Au. The external check assays compiled annually from 2007 to 2010 revealed no significant biases. The 2010 results indicated that the SGS gold assays were slightly higher than those at ALS Chemex and the certified reference material (CRM) results confirmed that the SGS gold assays had a minor positive bias.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 11-4

www.rpacan.com

Barrick personnel use a number of control charts and graphs to closely monitor the QA/QC results and reanalyses are periodically requested. The insertion rates and results are well documented and reveal no significant biases or precision problems.

RPA is of the opinion that the QA/QC procedures are very good and exceed standard industry practice. Reduction in the QC insertion rates, particularly for the blast hole samples, might be warranted.

In RPA’s opinion, the sample preparation, analyses, and security are reasonable and appropriate.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 11-5

www.rpacan.com

12 DATA VERIFICATION

Smee (2003) used signed assay certificates to verify 15,600 assays in the database over a two day period and found only one error.

In 2007, MBM exported all of the collar coordinates in acQuire and verified them with the hard copy data available in the hard copy files. A small number of errors were found and corrected (Gómez, 2011). In 2007, all of the Sperry Sun photographic discs were reread and compared with the downhole survey values in acQuire. A small number of errors and invalid tests were found and corrected (Gómez, 2011).

In 2007, Scott Wilson RPA did some database spot checks and found no errors.

In 2009, MBM used the electronic assays certificates to check 7,902 assays, which represented approximately 5% of the assays in the acQuire database from 2001 to 2008 (Zapana, 2009). A relatively small number of errors were found including six samples that still had 10 g/t Au overlimit values that had not been replaced with the gravimetric finish reassays. Other errors were related to inconsistent handling of below detection limit values, reanalyses, and other minor inconsequential discrepancies.

Smee (2010) chose eleven drill holes at random from 2007 to 2010 and checked 1,410 samples for database entry errors by comparing the original assay certificates against the acQuire data. No significant errors were found. A minor problem related to not updating some 5 g/t Au and 10 g/t Au overlimit values with the follow-up gravimetric fire assay results was noted. Smee (2010) also noted that some of the drill hole hard copy folders were incomplete and that some of the assay certificates were only available as .csv files and not signed .pdf files. MBM subsequently requested and has now received signed .pdf assay certificates directly from the assay laboratories for most of the assays.

In 2011, MBM checked a minimum of 5% of the collar coordinate and downhole survey data in acQuire for 2008 to 2011 drill holes (Becerra 2011a and 2011b). Overall, MBM has checked 19% of the drill hole collar coordinates and downhole surveys for this time period (Table 12-1). In 2014, MBM also checked the assays for 1,926 samples in 13 drill holes and found no errors (Becerra, 2014).

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 12-1

www.rpacan.com

TABLE 12-1 2008 TO 2014 DATA VERIFICATION

Barrick Gold Corporation – Lagunas Norte Mine

Year	Total Holes	Collars Checked	Percent of Collars Checked	Downhole Surveys Checked	Percent of Surveys Checked
2008	336	21	6%	21	6%
2009	19	9	47%	8	42%
2010	38	10	26%	10	26%
2011	82	11	13%	11	13%
2012	104	61	59%	61	59%
2013	14	0	0%	0	0%
2014	49	13	27%	13	27%

Totals	642	125	19%	124	19%

The ultimate validation of the reliability of the exploration drill hole database is provided by the good reconciliation between the resource model and production.

RPA used a number of data validation queries in Access and Vulcan and did some visual checks and found essentially no database validation problems, which is remarkable considering the database size. RPA is of the opinion that the drill hole database is valid and acceptable for resource estimation.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 12-2

www.rpacan.com

13 MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical testing was completed prior to the start-up of Lagunas Norte and metallurgical recovery calculations were developed at that time. Lagunas Norte is continuously and routinely testing the ore that is being mined using column leach tests and bottle roll tests in the on-site metallurgical laboratory.

The gold recovery is forecast using a set of formulae outlined by Steve Haggarty and Rodolfo Espinel in a 2004 memo that are routinely updated using the information generated from the testwork. On December 2014, the model was updated based on the results from column tests performed between 2006 and 2013. The estimated gold extraction for clean oxide ore is based upon grade-recovery relationships for clean oxide ore that is crushed. The formula is:

There are 15 ore types that are classified based on gold grade (Au, g/t), total carbonaceous material (TCM, %), sulphur (S2- and S Tot, %), and copper concentration (Cu, ppm). They are defined in Table 13-1. Separate processing of the M3A and M3B_Low (also referred to as M3BL) ore types are being considered in the Refractory Project, which is presented in greater detail in Section 24. RPA is not aware of any processing factors or deleterious elements that could have a significant effect on potential economic extraction.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 13-1

www.rpacan.com

TABLE 13-1 ORE TYPES

Barrick Gold Corporation – Lagunas Norte Mine

Type	Definition	Au (g/t)	TCM (%)	S2- (%)	Cu (ppm)
M1	Clean oxide	≥ 0.40	< 0.10	< 0.25	—
M1_LG	Clean oxide	≥ 0.321	< 0.10	< 0.25	—
M1A	Clean with little sulphides	≥ 0.309	< 0.10	≥ 0.25 & < 0.40	< 350
M2AL	Slightly carbonaceous	≥ 0.311	≥ 0.10 & < 0.20	< 0.25	—
M2AH	Carbonaceous material	≥ 0.445	≥ 0.20 & < 0.50	< 0.25	—
M3	With sulphides	≥ 0.475	< 0.10	≥ 0.40	< 350
M3A	With sulphides and copper	≥ 1.488	< 0.10	≥ 0.25	≥ 350
M3B_Low	With sulphides and TCM	≥ 1.164	≥ 0.10 & < 0.50	≥ 0.25	—
M2B	Highly carbonaceous	≥ 1.035	≥ 0.50 & < 1.50	< 0.25	—
M3B_Mid	With sulphides and TCM	≥ 1.005	≥ 0.50 & < 1.50	≥ 0.25	—
M3BH	Highly carbonaceous	≥ 1.005	≥ 1.50	≥ 0.25	—

Type	Definition	Au (g/t)	TCM (%)	S TOT (%)	Cu (ppm)
Moraines_Clean*	Clean Colluvial	≥ 0.389	< 0.10	< 0.25	—
Moraines_Contaminated*	Colluvial with sulphides and carbonaceous material	≥ 0.556	< 1.50	≥ 0.25 & < 1.65	—

Notes:

1.	TCM – total carbonaceous material
2.	Moraines sent to stock before leach pad
3.	Updated August 2014 by F. Porras

Revised metallurgical models have been updated by the Process Department for specific material types based on testwork undertaken since 2004, with updated algorithms issued in subsequent memoranda (Vidarte, 2008a, 2008b, 2009; Bobadilla, 2012; Barrick, 2014c; Maguiña, 2014). The Process Department maintains the backup justification of the new algorithms. RPA is of the opinion that the recovery equations are reasonable and they are updated on a regular basis based on actual production data.

A summary of the current algorithms utilized for the Au and Ag recovery calculations is presented with source documentation for the algorithms presented (Table 13-2).

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 13-2

www.rpacan.com

TABLE 13-2 METALLURGICAL MODEL RECOVERABLE RECOVERY ALGORITHMS

Barrick Gold Corporation – Lagunas Norte Mine

Type	Algorithm	Source
Gold for Leach
CHLF - Crushed
M1	= AuR	April 2004
M1_LG	= AuR	April 2004
M1A	See Appendix I	May 2014
M2AL
0.5 > Au(g/t)	= (0.5740 - 0.7300 * TCM(%)) * Au(g/t)	August 2009
0.5 < Au(g/t) < 4.0	= (0.7200 + 0.0498 * Au(g/t) - 0.7358 * TCM(%)) * Au(g/t)	December 2008
4.0 < Au(g/t)	= (0.9200 - 0.7358 * TCM(%)) * Au(g/t)	December 2008
Mor_Clean - ROM
0.15 < Au(g/t) < 0.30	= Au(g/t) * (-216.66 * Au(g/t)[4] + 242.29 * Au(g/t)[3] - 106.88 * Au(g/t)[2] + 23.24 * Au(g/t) - 1.48)	April 2012
0.3 < Au(g/t) < 1.7	= Au(g/t) * (-9.257 * Au(g/t)[4] + 50.71 * Au(g/t)[3] - 103.87 * Au(g/t)[2] + 92.819 * Au(g/t) + 44.448) / 100)	April 2012
Au(g/t) > 1.7	= Au(g/t) * 0.7348	April 2012
SPHLF – Crushed
M3	See Appendix I	May 2014
M3A	= 0.4 * AuR	April 2004
M2AH
4.0 > Au(g/t)	= (0.7200 + 0.0498 * Au(g/t) - 0.7358 * TCM(%)) * Au(g/t)	August 2009
4.0 ≤ Au(g/t)	= (0.9200 - 0.7358 * TCM(%)) * Au(g/t)	August 2009
M3B_Low	= 0.4 * AuR	April 2004
Mor_Cont - ROM
0.15 < Au(g/t) < 0.30	= Au(g/t) * (-216.66 * Au(g/t)[4] + 242.29 * Au(g/t)[3] - 106.88 * Au(g/t)[2] + 23.24 * Au(g/t) - 1.48	April 2012
0.3 < Au(g/t) < 0.7	= Au(g/t) - (80.404 + 21.766 * Au(g/t) - 291.26 * STotal + 299.35 * S2-(%)) / 100)	April 2012
Au(g/t) > 0.7	= Au(g/t) * 0.5588
SPHLF – ROM

M2B	= 0.5 * AuR	April 2004

M3B_Mid	= 0.4 * AuR	April 2004

Silver for Leach
CHLF - Crushed
M1	= 0.3 * Ag(g/t)	April 2004
M1_LG	= 0.3 * Ag(g/t)	April 2004
M1A	= 0.3 * Ag(g/t)	April 2004
M2AL
0.5 ≥ Au(g/t)	= 0.15 * Ag(g/t)	April 2004
0.5 < Au(g/t) < 4.0	= 0.15 * Ag(g/t)	April 2004
4.0 ≤ Au(g/t)	= 0.15 * Ag(g/t)	April 2004

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 13-3

www.rpacan.com

Type	Algorithm	Source
SPHLF – Crushed
M3	= 0.075 * Ag(g/t)	April 2004
M3A	= 0.075 * Ag(g/t)	April 2004
M2AH
4.0 > Au(g/t)	= 0.1375 * Ag(g/t)	April 2004
4.0 ≤ Au(g/t)	= 0.1375 * Ag(g/t)	April 2004
M3B_Low	= 0.075 * Ag(g/t)	April 2004
SPHLF – ROM
M2B	= 0.125 * Ag(g/t)	April 2004
M3B_Mid	= 0.075 * Ag(g/t)	April 2004
Gold for Refractory Project
POX/CIL
M3A
1.2 ≤ Au(g/t) < 3.5	= (min(max((-0.0105 * Au(g/t)[2] + 0.065 * Au(g/t) + 0.8146), 0.83), 0.92)-0.029) * Au(g/t)
3.5 ≤ Au(g/t)	= (min(max((-0.0105 * Au(g/t)[2] + 0.065 * Au(g/t) + 0.8146), 0.90), 0.92)-0.029) * Au(g/t)
M3BL
1.3 ≤ Au(g/t) < 3.5	= (min(max((-0.0105 * Au(g/t)[2] + 0.065 * Au(g/t) + 0.8146), 0.83), 0.92)-0.073) * Au(g/t)
3.5 ≤ Au(g/t)	= (min(max((-0.0105 * Au(g/t)[2] + 0.065 * Au(g/t) + 0.8146), 0.90), 0.92)-0.073) * Au(g/t)
Silver for Refractory Project
POX/CIL
M3A	= 0.40 * Ag(g/t)
M3B_Low	= 0.40 * Ag(g/t)

Notes:

1.	AuR = 1.726x3 – 14.89x2 + 39.90x + 60.36
2.	Moraine Ag recoveries are defined by ore type classification and not separately as for Au recovery where lithology is the defining issue.

ACCURACY OF RECOVERY ESTIMATES

RPA has reviewed the budgeted recovery, based on the recovery calculations, and the actual recovery for the past four years. The data is shown in Table 13-3.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 13-4

www.rpacan.com

TABLE 13-3 EVALUATION OF RECOVERY

Barrick Gold Corporation – Lagunas Norte Mine

	2012	2013	2014	2015
Au Estimated Recovery	81.56%	82.06%	81.91%	82.33%
Au Actual Recovery	81.95%	82.10%	82.15%	81.88%
Variance	0.47%	0.05%	0.29%	-0.01%
Ag Estimated Recovery	26.06%	25.17%	27.19%	31.15%
Ag Actual Recovery	34.03%	42.04%	28.29%	31.67%
Variance	30.60%	67.02%	4.01%	0.02%

Based on the data, RPA confirms that the formulae used to estimate gold and silver recovery meet industry standards, however, RPA recommends that Barrick continue to conduct routine metallurgical tests to try to improve the accuracy of the calculations.

REFRACTORY PROJECT

The main ore types to be processed via the Refractory Project (M3A and M3BL) were subdivided into several categories, based on %S2- contained and the Au grade (g/t). Each ore type classification requires a specific stockpile to facilitate feed blending. Materials with acceptable levels of constituents are crushed and processed in the CHLF, while materials with elevated levels of constituents are processed as ROM in a SPHLF. The ore classifications and levels of constituents are shown in Table 13-4.

TABLE 13-4 ORE TYPES TO REFRACTORY PROCESS

Barrick Gold Corporation – Lagunas Norte Mine

Material Type	Definition	Basis
HS – High Sulphur	High sulphur = greater than 6%S	Sulphur content (%)
MS – Medium Sulphur	Medium sulphur = 3%S to 6%S
LS – Low Sulphur	Low sulphur = less than 3%S

HG – High Grade	High grade = greater than 4.0 g/t Au	Au grade (g/t)
MG – Medium Grade	Medium grade = 2.0 g/t Au to 4.0 g/t Au
LG – Low Grade	Low grade = 1.5 g/t Au to 2.0 g/t Au
LLG – Near Cut-off Grade	Near cut-off grade = 1.0 g/t Au to cut-off grade

Metallurgical testwork was conducted on the Lagunas Norte sulphide mineralized material to support development of a process flow sheet. Two phases (Phase 1 and 2) of testing have been completed to date. The process selected is comprised of grinding, flotation, cycloning of flotation tails, POX, CIL, and use of cycloned and filtered tails as a dry stack cover.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 13-5

www.rpacan.com

SAMPLING AND MINERALOGICAL ANALYSIS

Collection of M3A material for mineralogical investigations and metallurgical testing was carried out by Barrick in 2014. An initial batch of samples (Puntos 1, 2A, 2B, 4, and 5) in Phase 1 were collected from select sites on an exposed block on the southeast side of the pit using a backhoe. The mineralized material samples were loaded by hand into drums (the fines were not collected) for shipment to AuTec Innovative Extractive Solutions Ltd. (AuTec), formerly Barrick Technology Centre (BTC) in Vancouver, British Columbia, for blending and metallurgical testing.

Table 13-5 shows analytical data on the M3A mineralized material collected from Lagunas Norte and the three blends of the M3A ore. The M3A mineralized material samples are low in organic carbon content and high in sulphur and copper content. The mineralogy of the M3A mineralized material is primarily orthoquartzites, where the silica (quartz) has recrystallized to form a strong bond between quartz grains, resulting in a hard and very abrasive mineralized material. Sulphide mineralization is found along fractures and is observed within cavities or occurs as disseminated pyrite.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 13-6

www.rpacan.com

TABLE 13-5 PHASE 1 ANALYTICAL DATA ON M3A MATERIAL

Barrick Gold Corporation – Lagunas Norte Mine

Sample Name	Avg. Au (g/t)	Ag (g/t)	%Ctot	%Corg	%Cinorg	%Stot	%Ssulfate	%S2-	Hg (ppm)	%Cu	%As	%Fe
Punto 1	2.14	19	< 0.01	< 0.01	< 0.01	4.07	0.02	4.05	8.39	0.42	0.13	3.55
Punto 2A	1.38	< 10	< 0.01	< 0.01	< 0.01	0.60	< 0.01	0.60	1.03	0.11	0.04	0.58
Punto 2B	1.00	< 10	< 0.01	< 0.01	< 0.01	0.82	0.02	0.80	0.60	0.07	0.02	0.81
Punto 4A	1.44	< 10	< 0.01	< 0.01	< 0.01	1.00	0.02	0.98	1.92	0.13	0.04	0.82
Punto 5	2.88	22	< 0.01	< 0.01	< 0.01	7.97	0.10	7.87	7.28	0.13	0.06	9.11
33% Punto 1 + 67% Punto 2A	1.63	9	< 0.01	< 0.01	< 0.01	1.75	0.01	1.74	3.46	0.21	0.07	1.56
67% Punto 1 + 33% Punto 2A	1.89	14	< 0.01	< 0.01	< 0.01	2.92	0.02	2.90	5.96	0.32	0.10	2.57
67% Punto 2B + 33% Punto 5	1.62	8	< 0.01	< 0.01	< 0.01	3.18	0.05	3.13	2.80	0.09	0.03	3.55

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 13-7

www.rpacan.com

TABLE 13-6 PHASE 2 ANALYTICAL DATA ON M3A AND M3BL MATERIAL

Barrick Gold Corporation – Lagunas Norte Mine

Sample Name	Avg. Au (g/t)	Ag (g/t)	%Ctot	%Corg	%Cinorg	%Stot	%Ssulfate	%Ssulphide	%Cu	%As	%Fe
M3A 7	1.40	11.7	0.06	0.096	0.00	2.45	0.13	2.33	0.18	0.04	2.25
M3A 8	1.31	19.0	0.02	0.02	0.00	2.80	0.12	2.68	0.06	0.02	3.98
M3A 9	1.93	1.8	< 0.01	< 0.01	< 0.01	5.63	0.05	5.59	0.11	0.02	5.65
M3A 10	2.23	1.1	< 0.01	<0.01	< 0.01	2.71	0.03	2.68	0.34	0.03	2.74
M3A 11	4.34	13.4	< 0.01	< 0.01	< 0.01	8.33	0.07	8.27	0.48	0.11	8.41
M3A 12	4.29	1.8	<0.01	< 0.01	< 0.01	5.16	0.07	5.11	0.10	0.04	5.14
M3A 13	3.01	< 10	0.02	0.02	< 0.01	1.20	0.14	1.06	0.15	0.11	1.34
M3BL 21	1.50	< 10	0.07	0.07	< 0.01	1.11	0.04	1.07	0.04	0.03	2.12
M3BL 22	3.08	3.3	0.10	0.11	< 0.01	3.58	0.10	3.48	0.64	0.07	2.13
M3BL 23	1.64	< 10	0.11	0.09	0.02	11.70	0.10	11.60	0.19	0.04	10.61
M3BL 24	4.14	17.0	0.09	0.09	< 0.01	1.20	0.02	1.18	0.06	0.03	1.61
M3BL 25	1.55	< 10	0.13	0.09	0.03	1.27	0.05	1.22	0.08	0.01	1.39
50% M3A 12 + 50% M3A 13	3.65	5.0	< 0.01	< 0.01	< 0.01	3.19	0.11	3.09	0.12	0.07	3.24
10% M3BL 23 + 90% M3BL 21	1.51	9.0	0.07	0.07	< 0.01	2.17	0.05	2.12	0.05	0.03	2.97
15% M3BL 23 + 85% M3BL 24	3.77	14.0	0.09	0.09	< 0.01	2.78	0.03	2.74	0.08	0.03	2.96
15% M3BL 23 + 85% M3BL 25	1.56	4.0	0.13	0.09	0.03	2.83	0.06	2.78	0.09	0.02	2.77

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 13-8

www.rpacan.com

TABLE 13-7 MODAL MINERALOGY ON THE PHASE 2 SAMPLES

Barrick Gold Corporation – Lagunas Norte Mine

Mineral	Chemical Formula	M3A 7	M3A 8	M3A 9	M3A 10	M3A 11	M3A 12	M3A 13	M3BL 21	M3BL 22	M3BL 23	M3BL 24	M3BL 25
Quartz	SiO2	94.1	95.3	87.9	95.6	89.0	91.6	96.4	98.4	87.3	74.2	97.8	98.7
Orthoclase	KAISi3O8	—	—	—	—	—	—	—	—	—	2.9	—	—
Kaolinite	AI2Si2O5(OH)4	1.7	—	2.0	—	—	—	—	—	—	—	—	—
Pyrophyllite	AI2Si4O10(OH)2	—	—	—	—	—	—	—	—	—	3.3	—	—
Pyrite	FeS2	4.2	4.7	10.1	4.4	11.0	8.4	2.4	1.6	3.7	22.9	2.2	1.3
Alunite	KAI3(SO4)2(OH)6	—	—	—	—	—	—	1.3	—	5.7	—	—	—
Total		100	100	100	100	100	100	100	100	100	100	100	100

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 13-9

www.rpacan.com

In 2015, a series of samples were gathered from Reverse Circulation (RC) drilling for Phase 2 testing. A total of seven M3A samples and four M3BL samples were collected and four ore blends were created. The composition of the Phase 2 samples and blends are shown in Table 13-6.

The gold grades ranged from 1.3 g/t to 2.2 g/t for M3A samples 7, 8, 9, and 10 and M3BL samples 21, 23, and 25. M3A samples 11, 12, and 13 and M3BL samples 22 and 24 contained between 3.0 g/t Au to 4.3 g/t Au. Minimal inorganic carbon (carbonate) was found and organic carbon was general less than 0.1%. M3A samples 9, 11, and 12 and M3BL sample 23 could be fed directly to POX and no flotation tests were needed for these high sulphide ores.

METALLURGICAL TESTING

Testing was conducted in two phases (Phase 1 and 2) and included:

•	Comminution testwork and process modeling

•	Flotation and flotation tail cycloning testwork

•	Batch POX-CIL testwork

•	POX-CIL mini pilot testwork

•	POX mercury deportment

•	Solution neutralization testwork

•	Filtration and thickening testwork

Comminution Testing

Five M3A samples were submitted for comminution testing in early 2015. The comminution testwork program consisted of JK Rotary Breakage Tester (JKRBT) testing (results given as Axb), Bond ball mill grindability testing (results given as BWi), and Bond abrasion testing (results given as Ai). Comminution test results are summarized in Table 13-8. As reported in the Refractory Project PFS, the results of testing on the five M3A samples showed the following:

•	Samples were classified as moderately hard with respect to resistance to impact breakage (low Axb value).

•	Samples have moderate hardness based on the Bond BWi values.

•	Samples are very abrasive based on the Bond Ai values.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 13-10

www.rpacan.com

TABLE 13-8 AVERAGE COMMINUTION TEST RESULTS

Barrick Gold Corporation – Lagunas Norte Mine

Sample ID	Axb	BWi (kWh/t)	Ai (g)
Punto 1	47.1	13.5	0.7484
Punto 2A	40.2	14.2	0.7853
Punto 2B	50.4	15.1	0.8440
Punto 4A	46.5	16.4	0.8192
Punto 5	—	14.6	1.0192
Average	46.0	14.8	0.8432

The base case for the PFS includes the use of a Sedibelo ball mill presently in storage. The mill has been converted to include a grate discharge and is intended to be used as the primary grinding unit in a single stage Semi-Autogenous Grinding (SS-SAG) mill. Based on process modeling results from Orway Mineral Consultants (OMC), as reported in the PFS (Hatch, 2015), the SS-SAG mill design is robust and the mill will have an operating contingency of over 20% on the sulphide ore. The SS-SAG mill chamber dimensions and installed motor are oversized for the Refractory Project grinding duty. Therefore, the risk of not achieving the milling throughput is considered low.

The comminution testwork and process modelling work by OMC were used for the PFS process design basis.

Flotation/POX/CIL Testing

The focus of the flotation testwork was to develop a flotation flow sheet to maximize gold recovery and allow for a disposable tail. The flotation tails will be cycloned and the cyclone underflow will be treated as a final tail. The flotation concentrate will be combined with the cyclone overflow as final concentrate for POX. A disposable tail will consist of flotation tails with less than 0.1 g/t to 0.2 g/t of recoverable gold achieved from CIL processing. For optimal heat balance in POX, a sulphide content of 6% to 8% in concentrate was targeted.

Kinetics testing consisted of 20 minutes of sulphide flotation followed by five minutes of oxide flotation on each individual mineralized material sample and on blended mineralized material. Reagent testing confirmed selection and optimized dosages of the following:

•	Addition of copper sulphate as an activator and sodium silicate as a dispersant in grinding was effective in achieving a P80 of 120 µm for flotation.

•	Potassium Amyl Xanthate (PAX) was used as a sulphide collector.

•	A407 was used as a gold promoter.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 13-11

www.rpacan.com

•	A6493 was used as an oxide collector.

•	Methyl Isobutyl Carbinol (MIBC) and DF250 were applied as a mixed frother.

Greater than 97% sulphide recovery by flotation was achieved for all the Punto mineralized material tested and gold recovery was generally higher than 90%, with the exception of Punto 2A which had a low gold recovery (72%) and high gold tail (0.45 g/t). Fine grinding to a P80 of 20 µm did not improve flotation gold recovery. This suggests that gold grains locked within sulphides or other minerals could be sub-micron and/or invisible solution gold.

Laboratory batch POX tests were carried out at 215°C to 218°C at a residence time of 60 minutes. A standard CIL leach with a residence time of 24 hours was applied to the POX discharge. POX-CIL treatment on the combined concentrate from flotation and cycloning resulted in 97% to 99% gold extraction. Figure 13-1 illustrates the flotation-POX-CIL test results from individual mineralized material samples (without cyclones) and the blended mineralized material samples (with cyclones). Mineralized material blending to ensure the feed is close to the design target of 3% sulphides has allowed the use of cyclones to enhance recovery.

FIGURE 13-1 FINAL GOLD RECOVERY FOR INDIVIDUAL MINERALIZED

MATERIAL AND BLENDED MINERALIZED MATERIAL (PHASE 1)

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 13-12

www.rpacan.com

In Phase 2, additional flotation testwork, flotation tails cycloning tests, batch POX-CIL tests and POX-CIL mini pilot tests were undertaken and reported in the PFS. The test results are summarized as follows:

•	Ultrafine grinding of flotation concentrate (no POX) to a P80 of 5 µm prior to CIL was not sufficient to liberate gold for economic recovery.

•	Over 95.5% sulphide recovery was achieved by flotation for all of the M3A and M3BL ores tests.

•

Flotation of the blended ores consisting of 15% M3BL 23 and 85% M3BL 25 resulted in 90% to 93% gold recovery and 98% to 99% sulphur recovery. The flotation concentrate mass recovery was approximately 20% to 40% of the feed mass flow.

•

Batch POX-CIL tests indicated some variability in oxidation under different conditions (temperature, residence time and grind size). Additional testwork and analysis is required to understand the trends.

•

A mini flotation/cyclone/POX/CIL pilot plant campaign using two sample blends (Blend 1 (B1) - 67% Punto 1 + 33% Punto 2A material and Blend 2 (B2) - 67% Punto 2B and 33% Punto 5 material) generated CIL tails samples for geotechnical and geochemical testwork. The overall gold recoveries from mini pilot plant testing were within the range of recoveries obtained from batch tests and the results of B1 were lower than B2, as expected (see Table 13-9).

•

There is measurable mercury content in the Lagunas Norte ore. Based on results from POX blends B1 and B2, it was determined that the majority of the mercury remains in the solution and not in the solids. This may have implications in the production of high-density sludge (HDS).

•

Acidic POX solution from mini pilot plant tests was neutralized using lime and lime/limestone and approximately 0.85 g Ca(OH)2/L to 1.0 g Ca(OH)2/L (target for HDS to precipitate manganese) was needed to achieve a pH of 9.5.

TABLE 13-9 SUMMARY OF FLOTATION/POX/CIL MINI PILOT PLANT RESULTS

Barrick Gold Corporation – Lagunas Norte Mine

Blend Sample	Head Grade Au g/t	Flotation + Cycloning Au Recovery (%)	POX Au Recovery (%)	Overall Au Recovery (%)
B1	2.04	90.1	95.1	85.7
B2	2.27	92.8	97.4	90.4

Recoveries historically applied to the Refractory Project are shown in Table 13-10.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 13-13

www.rpacan.com

TABLE 13-10 HISTORICAL REFRACTORY PROJECT RECOVERY FORMULAS

Barrick Gold Corporation – Lagunas Norte Mine

Formulas
POX/CIL Gold
3.5 < Au(g/t)	= min(max((-0.0105 * Au(g/t)[2] + 0.065 * Au(g/t) + 0.8146), 0.90), 0.92) * Au(g/t)
0.0 < Au(g/t) < 3.5	= min(max((-0.0105 * Au(g/t)[2] + 0.065 * Au(g/t) + 0.8146), 0.83), 0.92) * Au(g/t)
Post-Leach Material	= min(max((-0.0029 * Au(g/t)[2] + 0.053 * Au(g/t) + 0.7034), 0.72), 0.90) * Au(g/t)
POX/CIL Silver
All Mineralized Material	= 0.40 * Ag(g/t)
Post-Leach Material	= 0.40 * Ag(g/t)

Based on test results from Phase 1, Phase 2, mini pilot plant, and historical tests, the gold recovery formulas used in the mine plan block model were amended by Barrick. The overall recovery of gold as a function of head grade is shown in Figures 13-2 and 13-3 for M3A ore and M3BL ore, respectively. The historical recovery formulas for the M3A ores overestimated the recovery by approximately 2.9%, therefore, it was proposed that a reduction of recovery of 2.9% be applied to the block model gold recovery equations for M3A ores. The historical recovery formula for the M3BL ores overestimated the recovery by approximately 4.4% lower than the M3A ores (recovery to be lowered by 2.9%). Therefore, it was proposed to apply a total reduction of recovery of 7.3% (4.4% + 2.9% = 7.3%) to the block model gold recovery equations. When processing low sulphide ores that cannot be blended to a minimum of 2% S2-, a penalty in gold recovery was proposed. The revised gold recovery equations for each ore type are presented in Table 13-11 (Hatch, 2015):

As reported in the Refractory Project PFS, the metallurgical results achieved to date appear to be consistent with these estimates. Additional testing is recommended to confirm mineralized material variability. Flotation conditions, reagent additions, and cyclone operating parameters should be optimized to provide a consistent feed to POX. Mini pilot plant testing of the M3A and M3BL should also be undertaken to confirm gold recoveries.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 13-14

www.rpacan.com

FIGURE 13-2 OVERALL GOLD RECOVERY VS. FEED GRADE FOR M3A ORE

FIGURE 13-3 OVERALL GOLD RECOVERY VS. FEED GRADE FOR M3BL ORE

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 13-15

www.rpacan.com

TABLE 13-11 AMENDED REFRACTORY PROJECT RECOVERY FORMULAS

Barrick Gold Corporation – Lagunas Norte Mine

Formulas
POX/CIL Gold (M3A Ore)
If Au > 3.5 g/t	= min(max((-0.0105 * Au2 + 0.065 * Au + 0.8146), 0.90), 0.92) - 0.029) * Au
If Au < 3.5 g/t	= min(max((-0.0105 * Au2 + 0.065 * Au + 0.8146), 0.83), 0.92) - 0.029) * Au
POX/CIL Gold (M3BL Ore)
If Au > 3.5 g/t	= min(max((-0.0105 * Au2 + 0.065 * Au + 0.8146), 0.90), 0.92) - 0.073) * Au
If Au < 3.5 g/t	= min(max((-0.0105 * Au2 + 0.065 * Au + 0.8146), 0.83), 0.92) - 0.073) * Au
POX/CIL Gold (Other Ore)
If Au > 3.5 g/t	= min(max((-0.0105 * Au2 + 0.065 * Au + 0.8146), 0.90), 0.92) - 0.029) * Au
If Au < 3.5 g/t	= min(max((-0.0105 * Au2 + 0.065 * Au + 0.8146), 0.83), 0.92) - 0.029) * Au
Low Sulphur/No Blending
All ores < 2% S2-	= 0.6 – 30 * % S2-
POX/CIL Silver (all ore types)
All Mineralized Material	= 0.40 * Ag (g/t)
Post-Leach material	= 0.40 * Ag (g/t)

No testwork has been completed on sulphide ores currently on the heap leach pads. It was determined that material already leached would not be reclaimed and processed through the sulphide circuit, therefore, the need for testwork was not required.

Filtration and Thickening Tests

Bench scale filtration tests were conducted on the AuTec flotation gold tailings samples by CEC Mining Systems Corp. (CECMS) in Vancouver, British Columbia, in April 2015. Tailings samples provided to CECMS contained approximately 50% solids. CECMS evaluated the liquid-solid separation characteristics of ceramic disc-vacuum filtration and provided recommendations for filtration equipment arrangement (sizing and configuration). Good filtration rates were observed in testing and consistency in filter cake moistures (average 11.5 wt.%) was achieved without the use of filter aids such as flocculant/coagulant. Consistency in filter cake moisture will be important when considering the stacking characteristics of this material for tailings placement.

In the Refractory Project PFS, results from additional thickening and filtration testwork were reported, including:

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 13-16

www.rpacan.com

•	Settling and thickening of deslimed flotation tails by Outotec, screening of flocculants, and determination of parameters for thickener design.

•	Settling and thickening of combined flotation concentrate/cyclone overflow by Outotec, screening of flocculants, and identification of parameters for thickener design.

•	CCD thickening testwork could not be completed due to issues with the chemistry of the material.

•	Thickening of mixed HDS and flotation tails (note that information was not available for review in the PFS).

•	Thickening and filtration of CIL tailings by Outotec identified a suitable flocculant (Magnafloc 342) and preliminary thickener design parameters.

•	Vacuum filtration of combined HDS and flotation tail required the use of flocculant to ensure filterability.

•	Filtration of CIL tails (generated from mini pilot plant tests) by Outotec achieved the target moisture of 18% to 23%.

RPA recommends that mini pilot plant testing of blends of the M3A and M3BL ores also be conducted during the next study phase, to better understand the characteristics and performance of the main ore types to be treated under the Refractory Project. Understanding POX mercury deportment will be important for HDS production. The next stage of piloting should also include CCD thickening testwork, which was not completed during the PFS.

VALUE REALIZATION INITIATIVES

INCREMENTAL HEAP LEACH RECOVERY

Incremental gold recovery from residual leach material is being considered post-operation. Irrigation and flushing the leach pad surface and contoured side slopes is assumed to yield approximately 100,000 oz to 350,000 oz of additional gold production from 9,000,000 oz of gold contained in clean ore and recovered over five years (2018 to 2022). Gold recovery will be dependent on material permeability and the amount of residual soluble gold.

Solution management would require coordination with the Environmental group for reclamation readiness planning. Additional drilling and sampling of residue from Leach Pad 1 and 2 is expected to cost approximately $1 million. Multi-disciplinary review of this activity

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 13-17

www.rpacan.com

and a long term plan considering solution management and transition into reclamation is needed.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 13-18

www.rpacan.com

14 MINERAL RESOURCE ESTIMATE

SUMMARY

Table 14-1 summarizes Mineral Resources exclusive of Mineral Reserves as of December 31, 2015, based on a $1,300/oz gold price. The 2015 year-end Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, total 37.6 Mt averaging 1.36 g/t Au and 3.75 g/t Ag and contain 1,645,000 oz of gold and 4,527,000 oz of silver. In addition, the 2015 year-end Inferred Mineral Resources total 1.7 Mt averaging 0.89 g/t Au and 3.74 g/t Ag and contain 48,000 oz of gold and 203,000 oz of silver. The resources in Table 14-1 are mostly oxide mineralization that can be processed using the current heap leaching facility.

TABLE 14-1 MINERAL RESOURCES – DECEMBER 31, 2015

Barrick Gold Corporation – Lagunas Norte Mine

	Tonnage	Grade		Contained Metal
Category	(Mt)	(g/t Au)	(g/t Ag)	(Moz Au)	(Moz Ag)
Oxide Measured	1.9	0.81	2.89	0.05	0.17
Oxide Indicated	30.5	0.73	2.91	0.72	2.86
Total Oxide Measured and Indicated	32.4	0.74	2.91	0.77	3.03

Sulphide Measured	0.2	5.80	11.07	0.04	0.08
Sulphide Indicated	5.0	5.18	8.81	0.83	1.41
Total Sulphide Measured and Indicated	5.2	5.21	8.91	0.88	1.50

Total Measured and Indicated	37.6	1.36	3.75	1.64	4.53

Sulphide Inferred	0.2	2.88	5.98	0.01	0.03
Oxide Inferred	1.5	0.70	3.52	0.03	0.17

Total Inferred	1.7	0.89	3.74	0.05	0.20

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated as of December 31, 2015 using a gold price of US$1,300 per ounce and a silver price of US$17.50 per ounce.
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
4.	Oxide Mineral Resources are estimated at gold cut-off grades that vary by material type from 0.237 g/t to 0.766 g/t.
5.	Sulphide Mineral Resources are estimated at gold cut-off grades that vary by material type from approximately 1.110 g/t to 1.169 g/t.
6.	Mineral Resources are exclusive of Mineral Reserves.
7.	Numbers may not add due to rounding.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-1

www.rpacan.com

Silver recoveries are very low at Lagunas Norte, so silver is not considered for the resource and reserve cut-off grades. The resource internal gold cut-off grades vary depending on the material type.

Most of the modelling work was completed in May 2014 by MBM Senior Resource Geologist Melissa Vasquez, MBM Superintendent of Geology Luis Sanchez, and Senior Geologist Cristobal Valenzuela under the supervision of Barrick Senior Manager, Resource and Reserve Benjamin Sanfurgo (Barrick, 2014a). The block model was updated with 39 RC drill holes in November 2014 (Barrick, 2014b).

RPA reviewed the resource assumptions, input parameters, geological interpretation, and block modelling procedures and is of the opinion that the Mineral Resource estimate is appropriate for the style of mineralization and that the resource model is reasonable and acceptable to support the 2015 year-end Mineral Resource and Mineral Reserve estimates. The Qualified Person for the resource estimate is Luke Evans, M.Sc., P.Eng.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other issues that could materially affect the Mineral Resource and Mineral Reserve estimates.

GEOLOGICAL MODELS

The Lagunas Norte Geology Department has developed a very good understanding of the Lagunas Norte geology. Geological models were constructed to provide geologic control for grade estimation and to provide parameters for mine planning. Geology models for lithological and geostructural domains were built using Leapfrog software. The ten main faults have also been modelled. Interpretations were previously made by mine geology personnel on a set of 51 cross sections spaced 50 m apart and oriented at N60°E. The sectional interpretations were checked and adjusted on 47 benches spaced 10 m apart. The previous Vulcan geology models were used to guide the Leapfrog work. Diamond drill holes, RC holes, blast holes, and pit mapping were used in Leapfrog to create 3D geological wireframes. The geological wireframes were inspected by mine personnel and minor revisions were made locally. The geological modelling work for the current resource model was completed in April 2014 and updated with 39 holes in November 2014.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-2

www.rpacan.com

Wireframes were built for the main lithology and geostructural domain zones are listed in Tables 14-2 and 14-3, respectively. These wireframes were used to assign codes to the block model.

TABLE 14-2 LITHOLOGY CODES

Barrick Gold Corporation – Lagunas Norte Mine

Code	Description
1	Volcanic (Volc)
2	Andesite (And)
3	Carhuaz
4	Chicama
5	Sandstone (SS)
6	Mudstone (MS)
7	Carbonaceous Mudstone (CBMS)
8	Coal (Coal)
9	Overburden (Ovb)
10	Moraine

TABLE 14-3 GEOSTRUCTURAL CODES

Barrick Gold Corporation – Lagunas Norte Mine

Code	Description
1	GS1 (Azimuth: 150, dip: -25)
2	GS2 (Azimuth: 150, dip: -30)
3	GS3 (Azimuth: 150, dip: -30)
4	GS4 (Azimuth: 150, dip -30)
5	GS5 (Azimuth: 165, dip: -60)
6	GS6 (Azimuth: 155, dip: -35)
7A	GS7A (Azimuth: 160, dip: -55)
7B	GS7B (Azimuth: 160, dip: -80)
9A	GS9A (Azimuth: 160, dip: -30)
9B	GS9B (Azimuth: 160, dip: -85)
10A	GS10A (Azimuth: 185, dip: -60)
10B	GS10B (Azimuth: 150, dip: -65)

The lithological and geostructural domains models are shown in Figures 14-1 and 14-2, respectively. Some of the geostructural domains have sub-horizontal boundaries so they are not visible in Figure 14-2.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-3

RPA
www.rpacan.com

N
9122000 N
9121000 N
9120000 N
803000 E
805000 E
LITHOLOGICAL DOMAINS
Volc 1
And 2
Chicama 4
Coal
Ovb 9
0 200 400 600 800 1000
Metres

Figure 14-1

**Barrick Gold Corporation**

***Lagunas Norte Mine***

*La Libertad Region, Peru*

**Lithological Domains on 4,050 m Bench**

*March 2016*

14-4

RPA
www.rpacan.com

N
9122000 N
9121000 N
9120000 N
803000 E
805000 E
806000 E
Geo-Structural Domains
GS1
GS2
GS3
GS4
GS5
GS6
GS7
GS9
GS10
0
250
500
750
1000
Metres

Figure 14-2

**Barrick Gold Corporation**

***Lagunas Norte Mine***

*La Libertad Region, Peru*

**Geostructural Domains on 4,050 m Bench**

March 2016

14-5

www.rpacan.com

GEOLOGICAL DOMAINS

The main mineralization controls are the lithology and the structural domains. Approximately 85% of the gold is contained within the Chimú sediments and the remaining 15% of the gold is hosted in the Calipuy volcanic rocks. Alteration has a secondary mineralization control and is very local. Alteration was not modelled.

GRADE DOMAINS

The drill hole and blast hole data were used to build gold envelopes in Vulcan from 0.15 g/t Au and 1.0 g/t Au bench contours spaced 10 m apart. In addition, four separate grade indicator envelopes were also created. The 0.15 g/t Au and 1.0 g/t Au indicator envelopes were used to expand the manually constructed gold envelopes locally along strike and down dip. The two higher grade indicator envelopes were used to improve and better control block interpolation in higher grade areas. This resulted in five grade domains and they were used to assign codes to the block model (Table 14-4). The Very High Grade Domain areas are too small to show in Figure 14-3.

TABLE 14-4 GRADE DOMAIN CODES
Barrick Gold Corporation – Lagunas Norte Mine

Code	Description
0	Low (<0.15 g/t Au)
1	Normal (0.15 to 1.0 g/t Au)
2	Medium (1.0 to 5.0 g/t Au)
3	High (>5.0 g/t Au)
4	Very High (>10.0 g/t Au)

Barrick has applied an innovative approach to calibrate the resource block model with the production reconciliation data. In general, the resource block model has had a tendency to understate gold grades due to the known negative bias from diamond drill samples. In order to offset this effect, some of the indicator probabilities were reduced to 30% or 40% for some lithologies in a number of the indicator grade envelopes. In addition, the probabilities used to define the composites used to interpolate the blocks related to the 1.0 g/t Au and 5.0 g/t Au indicator envelopes were reduced to 45%. Finally, a combination of hard and semi-soft boundary conditions were developed that generally allowed high grade composites to influence lower grade domains but not vice versa. Tonnage grade curve comparisons with the grade control model confirmed that this approach works well.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-6

RPA
www.rpacan.com

N
9122000 N
9121000 N
9120000 N
803000 E
804000 E
805000 E
GRADE DOMAINS
Low 0
Normal 1
Medium 2
High 3
0 200 400 600 800 1000
Metres

Figure 14-3

**Barrick Gold Corporation**

***Lagunas Norte Mine***

*La Libertad Region, Peru*

**Grade Domains on 4,050 m Bench**

March 2016

14-7

www.rpacan.com

DENSITY DATA

Core density is determined using a Digital Core Model (DCM) developed by CODELCO Chile and Geovectra. The system has been audited by both company personnel and external consultants, and results are consistent with pre-existing density measurements determined by conventional (ASTM) methods. Approximately half of the sampled cores (72,000 m) have Módulo Digital de Testigos (MDT) density values. The procedure for density determination is as follows:

1.

The core is cleaned, dried, and placed in specially designed weighing trays of consistent and predetermined weight, containing approximately 4.5 m of core. Core recovery is again measured at the time of density determination.

2.

The sample tray is suspended over the tank, and the weight of the tray in air is recorded, using a calibrated balance. The tray is then lowered into a tank containing water of a measured density for a short period of time. The weight of the tray in water is recorded, as is the nature and relative abundance of bubbles effusing from the core.

3.	All of the measurements (weights, recovery, lithology, and “porosity factor” for correction) are entered into the DCM database, and a corrected density is calculated for each tray.

CUT-OFF GRADES

The resource cut-off grades are based on a $1,300/oz gold price and the cost, recovery, and other parameters discussed in the reserve section. The cut-off grade estimates vary by material type (Table 14-5). In general, all CHLF ores mined are sent to the crusher for size reduction and processing in the CHLF phases. In addition, SPHLF ores with TCM < 0.5% are also delivered to the crusher for size reduction prior to being deposited in the SPHLF phases, thereby permitting an increase in metal recovery over ROM material. SPHLF ores with TCM ≥ 0.5% are sent to the SPHLF as ROM in an attempt to minimize preg-robbing effects of the ore.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-8

www.rpacan.com

TABLE 14-5 RESOURCE INTERNAL CUT-OFF GRADES

Barrick Gold Corporation – Lagunas Norte Mine

Ore Type	Oxide Internal Cut-Off g/t Au
Leach
Clean Heap Leach Facility
M1	0.244
M1A	0.237
M2AL	0.245
Mor_Clean	0.299
Single Pass Heap Leach Facility
M2AH	0.354
M3	0.363
M3A	1.196
Mor_Cont	0.428
M2B	0.766
M3B_Mid	0.742
Refractory Project
M3A	1.110
M3BL	1.169

The oxide resource cut-off grade estimate methodology details are very well documented in Porras (2015) and the sulphide resource cut-off grade estimate details are in Hatch, 2015. The oxide Mineral Resources are estimated at gold cut-off grades that vary by material type from 0.237 g/t to 1.196 g/t and the sulphide Mineral Resources are estimated at gold cut-off grades that vary by material type from approximately 1.110 g/t to 1.169 g/t.

ASSAY STATISTICS AND CAPPING OF HIGH GRADES

The assay statistics for gold by lithology are summarized in Figure 14-4 and Table 14-6. The assays for 212,217 m of drilling average 0.56 g/t Au and have a very high coefficient of variation (CV) equal to 6.8. Approximately 55% of the assays are situated in sandstone and average 0.58 g/t Au.

Lagunas Norte capped high Au, Ag, Cu, TCM, S, As, and Hg assays prior to compositing based on experience, production reconciliation results, checking for high grade spatial continuity, and examining log probability plots of the assays for the main lithology types. The log probability plot for all of the gold assays is shown in Figure 14-5 and the gold capping levels applied to each lithology are listed in Table 14-6. The gold capping levels range from

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-9

www.rpacan.com

7 g/t for andesite to 65 g/t for sandstone and mudstone. The approximate amount of gold removed by capping is 4.0% for sandstone.

RPA concurs with the capping levels selected by Lagunas Norte. Very high grade blast hole gold grades are very rare but when encountered, they are capped to 50 g/t.

FIGURE 14-4 GOLD ASSAYS BOX PLOT

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-10

www.rpacan.com

TABLE 14-6 AU CAPPING LEVELS

Barrick Gold Corporation – Lagunas Norte Mine

				Gold Grade (g/t)					Gold Cap
Description	Code	Metres	% Metres	Mean	Std.Dev	Min	Max	CV	Cap	CV Capped	GT Lost	Percentile
All zones		212,217		0.56	3.80	0.003	505.9	6.8	65.0	4.3	4.7%	99.96%
Volcanic	1	12,375	5.8%	1.75	4.14	0.003	110.0	2.4	35.0	2.0	2.4%	99.76%
Andesite	2	11,525	5.4%	0.13	0.79	0.003	22.1	6.0	7.0	4.5	9.3%	99.70%
Carhuaz	3	10,308	4.9%	0.05	0.63	0.003	23.8	11.9	7.0	7.4	19.2%	99.82%
Chicama	4	2,270	1.1%	0.01	0.02	0.003	0.4	2.4	0.01	0.5	41.7%	88.28%
Sandstone	5	117,533	55.4%	0.58	3.60	0.003	502.0	6.2	65.0	3.8	4.0%	99.96%
Mudstone	6	13,908	6.6%	1.34	8.83	0.003	505.9	6.6	65.0	3.5	11.5%	99.79%
Carbonaceous Mudstone	7	14,516	6.8%	0.32	3.65	0.003	186.3	11.3	30.0	5.5	19.2%	99.85%
Coal	8	2,535	1.2%	0.17	1.09	0.003	27.4	6.4	30.0	6.4	0.0%	100.00%
Overburden	9	1,420	0.7%	0.16	0.42	0.003	4.1	2.6	12.0	2.6	0.0%	100.00%
Moraine	10	3,369	1.6%	0.39	0.69	0.003	14.0	1.7	5.0	1.3	3.1%	99.8%

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-11

www.rpacan.com

FIGURE 14-5 ASSAY CUMULATIVE FREQUENCY DISTRIBUTION – GOLD

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-12

www.rpacan.com

COMPOSITES

Drill hole sample data were composited into five metre lengths starting at the drill hole collars. No geology breaks were applied in the compositing.

Approximately 9% of the total composites that are located in portions of diamond drill holes that are within five metres from RC holes were excluded. In 2008, MBM twinned a number of DDH with RC drill holes and confirmed that the DDH gold grades were significantly understated relative to the RC and blast holes (Gómez, 2008).

The composite statistics for each lithology are summarized in Table 14-7 and shown in Figure 14-6.

The relative abundance of composites in each lithology is also summarized in Table 14-7. For example, 66.0% of the composites occur in sandstone rocks with a block model lithology code equal to 5 and 5.8% of the composites are in volcanic rocks with a block model lithology code equal to 1.

TABLE 14-7 GOLD COMPOSITE STATISTICS BY LITHOLOGY

Barrick Gold Corporation – Lagunas Norte Mine

Description	Code	Metres	% Metres	Mean (g/t Au)	Std.dev (g/t Au)	Min (g/t Au)	Max (g/t Au)	CV
All zones		213,748		0.525	1.82	0.001	61.9	3.5
Volcanic	1	12,431	5.8%	1.687	2.96	0.003	35.0	1.8
Andesite	2	11,581	5.4%	0.121	0.52	0.003	7.0	4.3
Carhuaz	3	10,307	4.8%	0.042	0.34	0.001	7.0	8.1
Chicama	4	2,265	1.1%	0.005	0.00	0.003	0.0	0.9
Sandstone	5	141,047	66.0%	0.475	1.60	0.001	61.9	3.4
Mudstone	6	14,075	6.6%	1.167	3.49	0.001	53.2	3.0
Carbonaceous Mudstone	7	14,693	6.9%	0.275	1.47	0.003	26.8	5.3
Coal	8	2,543	1.2%	0.181	1.10	0.003	21.6	6.1
Overburden	9	1,442	0.7%	0.150	0.31	0.003	2.4	2.1
Moraine	10	3,364	1.6%	0.384	0.40	0.003	3.6	1.0

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-13

www.rpacan.com

FIGURE 14-6 GOLD COMPOSITES BOX PLOT

CONTACT PLOT ANALYSIS

Contact plots were generated for Au, Ag, Cu, TCM, and S values to explore the relationship between the grade variable when moving from one geological domain to another. One of the results showed that the volcanic rocks with the sedimentary rocks were hard boundaries.

The contact plots are constructed with Vulcan software. Vulcan searches for data with a given lithology code and then for data with another specified lithology code and groups the grades according to the distance between the two points. This allows for a graphical representation of the grade trends away from a “contact.” If average grades are reasonably similar near a boundary and then diverge as distance from the contact increases, then the particular boundary should probably not be used as a grade constraint (“soft”). If the averages are distinctly different across a boundary, then the boundary may be important in constraining the grade estimation (“hard”). An example of a contact plot with a hard boundary is shown in Figure 14-7.

Domains with hard boundaries were interpolated separately and domains with soft boundaries were combined during grade interpolation.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-14

www.rpacan.com

FIGURE 14-7 GOLD CONTACT PLOT FOR VOLCANIC AND SANDSTONE ROCKS

VARIOGRAPHY

Lagunas Norte built a number of omni-directional correlograms and indicator variograms using the composites for each lithological domain. The range of the indicator variogram was used in the search parameters. The resulting indicator variogram for five metre composites greater than 0.2 g/t Au is shown in Figure 14-8.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-15

www.rpacan.com

FIGURE 14-8 LAGUNAS NORTE GOLD INDICATOR VARIOGRAM

RESOURCE ESTIMATION METHODOLOGY

The step by step resource estimation methodology is well described in Barrick (2014a). The Vulcan T shell file (adch1114.csh) provides an excellent record of all the steps done in Vulcan to build the resource block model.

The Lagunas Norte mineral resource model extends from 802,400 m to 805,445 m east, 9,119,600 m to 9,122,974 m north, and 3,750 m to 4,300 m in elevation. The 5 m high by 5 m by 5 m block model is populated directly with the lithology, structural domains, and 3D grade envelopes and a separate script is run to assign grade domain codes.

The capped assays were composited into five metre lengths. Composites for Au, Ag, Cu, TCM, Total Sulphur (ST), Sulphide Sulphur (S2), As, Hg, and gold recovery (Aurec) were created. The composite lithology, grade domain, and geological domain codes are back-flagged from the block model.

Lagunas Norte used multiple pass inverse distance squared (ID2) to interpolate Au, Ag, Cu, TCM, S2, ST, Aurec, and density for all domains. A Sulphate Sulphur (SO4) model was built

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-16

www.rpacan.com

from the ST and S2 models. The As and Hg estimation procedures are not discussed in this report.

GOLD ESTIMATION

Gold estimation parameters were developed for each of the grade domains. Length-weighted composites are used. Weighted boundaries using 0.1 and 1 values in the composite length fields were used to simulate semi-hard boundaries. These semi-hard boundaries were used for some passes between some grade domains to allow composites in higher grade domains influence lower grade domains but not vice versa. The 0.1 value was selected after repeated comparisons with production reconciliation data. RPA concurs with this innovative approach that helps compensate for the low gold grade bias in core samples.

The search ellipsoids for gold are generally horizontal pancakes for lithological domains 1, 2, 3, 4, 9, and 10 and sub-horizontal to sub-vertical pancakes oriented at 150° to 185° with a range of dips (-25° to -80°) for lithological domains 5, 6, 7, and 8. The search orientations vary for each lithological and for each geostructural domain within the Chimú sedimentary rocks. The longest radii are 180 m by 180 m by 90 m for the final pass and the shortest pass radii are 35 m by 35 m by 10 m for the third pass radii. The longest radii to define resources are 90 m by 90 m by 30 m, which were used in the fourth pass. The fifth and sixth passes were run to define category 4 material to assist with exploration targeting.

There are six ID2 passes used for each of grade domain within each lithological domain and within each structural domain. The first one is the general box pass, which is based on 2.5 m by 2.5 m by 2.5 m distances and a minimum of one composite and the last pass is the fill pass, which is based on 180 m by 180 m by 90 m radii and a minimum of one composite and a maximum of five composites, with a maximum of one composite per hole.

The second passes use a minimum of two composites and a maximum of three composites, with a maximum of one composite per hole resulting in a minimum two hole requirement. The second pass radii are the distances defined by 80% of the omni-directional sill. The third pass radii (35 m by 35 m by 10 m) are the distances defined by 60% of the omni-directional sill. The third pass uses a minimum of one composite and a maximum of three composites, with a maximum of one composite per hole. This pass is sometimes referred to as the “donut” pass because it populates the blocks around drill holes that were not interpolated during the second pass. The fourth pass radii (90 m by 90 m by 30 m) are the distances

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-17

www.rpacan.com

defined by approximately the range at 90% of the omni-directional sill. The fourth passes use a minimum of two composites and a maximum of three composites with a maximum of one composite per hole. The fifth pass radii (120 m by 120 m by 40 m) are longer than the fourth pass radii. The fifth pass uses a minimum of one composite and a maximum of five composites with a maximum of one composite per hole. This pass was run only for the Low and Normal grade domains (codes 0 and 1).

The multi-pass interpolation parameters are summarized in Table 14-8.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-18

www.rpacan.com

TABLE 14-8 GOLD ESTIMATION PARAMETERS

Barrick Gold Corporation – Lagunas Norte Mine

Pass	Mineralization Domain	Search Radii (m)			Lithology Domain	Structural Domain	Search Direction (°)			Composites			Class
		Major	Inter.	Minor			Major	Inter.	Minor	Min	Max	Max/DH
1	All	2.5	2.5	2.5	All	All	150	0	0	1	99	99	1
2	All	60	60	20	1,2,3,4,9,10	1,2,3,4,5,6,7,8,9,10	150	0	0	2	3	1	2
2	All	60	60	20	5,6,7,8	1	150	0	-25	2	3	1	2
2	All	60	60	20	5,6,7,8	2	150	0	-30	2	3	1	2
2	All	60	60	20	5,6,7,8	3	150	0	-50	2	3	1	2
2	All	60	60	20	5,6,7,8	4	150	0	-50	2	3	1	2
2	All	60	60	20	5,6,7,8	5	165	0	-60	2	3	1	2
2	All	60	60	20	5,6,7,8	6	155	0	-35	2	3	1	2
2	All	60	60	20	5,6,7,8	7,8,1	160	0	-55	2	3	1	2
2	All	60	60	20	5,6,7,8	7,8,2	160	0	-80	2	3	1	2
2	All	60	60	20	5,6,7,8	9,1	160	0	-30	2	3	1	2
2	All	60	60	20	5,6,7,8	9,2	160	0	-85	2	3	1	2
2	All	60	60	20	5,6,7,8	10,1	185	0	-60	2	3	1	2
2	All	60	60	20	5,6,7,8	10,2	150	0	-65	2	3	1	2
3	All	35	35	10	1,2,3,4,9,10	1,2,3,4,5,6,7,8,9,10	150	0	0	1	3	1	2
3	All	35	35	10	5,6,7,8	1	150	0	-25	1	3	1	2
3	All	35	35	10	5,6,7,8	2	150	0	-30	1	3	1	2
3	All	35	35	10	5,6,7,8	3	150	0	-50	1	3	1	2
3	All	35	35	10	5,6,7,8	4	150	0	-50	1	3	1	2
3	All	35	35	10	5,6,7,8	5	165	0	-60	1	3	1	2
3	All	35	35	10	5,6,7,8	6	155	0	-35	1	3	1	2
3	All	35	35	10	5,6,7,8	7,8,1	160	0	-55	1	3	1	2
3	All	35	35	10	5,6,7,8	7,8,2	160	0	-80	1	3	1	2
3	All	35	35	10	5,6,7,8	9,1	160	0	-30	1	3	1	2

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-19

www.rpacan.com

Pass	Mineralization Domain	Search Radii (m)			Lithology Domain	Structural Domain	Search Direction (°)			Composites			Class
		Major	Inter.	Minor			Major	Inter.	Minor	Min	Max	Max/DH
3	All	35	35	10	5,6,7,8	9,2	160	0	-85	1	3	1	2
3	All	35	35	10	5,6,7,8	10,1	185	0	-60	1	3	1	2
3	All	35	35	10	5,6,7,8	10,2	150	0	-65	1	3	1	2
4	All	90	90	30	1,2,3,4,9,10	1,2,3,4,5,6,7,8,9,10	150	0	0	2	3	1	3
4	All	90	90	30	5,6,7,8	1	150	0	-25	2	3	1	3
4	All	90	90	30	5,6,7,8	2	150	0	-30	2	3	1	3
4	All	90	90	30	5,6,7,8	3	150	0	-50	2	3	1	3
4	All	90	90	30	5,6,7,8	4	150	0	-50	2	3	1	3
4	All	90	90	30	5,6,7,8	5	165	0	-60	2	3	1	3
4	All	90	90	30	5,6,7,8	6	155	0	-35	2	3	1	3
4	All	90	90	30	5,6,7,8	7,8,1	160	0	-55	2	3	1	3
4	All	90	90	30	5,6,7,8	7,8,2	160	0	-80	2	3	1	3
4	All	90	90	30	5,6,7,8	9,1	160	0	-30	2	3	1	3
4	All	90	90	30	5,6,7,8	9,2	160	0	-85	2	3	1	3
4	All	90	90	30	5,6,7,8	10,1	185	0	-60	2	3	1	3
4	All	90	90	30	5,6,7,8	10,2	150	0	-65	2	3	1	3
5	Low, Normal	120	120	40	1,2,3,4,9,10	1,2,3,4,5,6,7,8,9,10	150	0	0	1	5	1	4
5	Low, Normal	120	120	40	5,6,7,8	1	150	0	-25	1	5	1	4
5	Low, Normal	120	120	40	5,6,7,8	2	150	0	-30	1	5	1	4
5	Low, Normal	120	120	40	5,6,7,8	3	150	0	-50	1	5	1	4
5	Low, Normal	120	120	40	5,6,7,8	4	150	0	-50	1	5	1	4
5	Low, Normal	120	120	40	5,6,7,8	5	165	0	-60	1	5	1	4
5	Low, Normal	120	120	40	5,6,7,8	6	155	0	-35	1	5	1	4
5	Low, Normal	120	120	40	5,6,7,8	7,8,1	160	0	-55	1	5	1	4
5	Low, Normal	120	120	40	5,6,7,8	7,8,2	160	0	-80	1	5	1	4
5	Low, Normal	120	120	40	5,6,7,8	9,1	160	0	-30	1	5	1	4
5	Low, Normal	120	120	40	5,6,7,8	9,2	160	0	-85	1	5	1	4
5	Low, Normal	120	120	40	5,6,7,8	10,1	185	0	-60	1	5	1	4

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-20

www.rpacan.com

Pass	Mineralization Domain	Search Radii (m)			Lithology Domain	Structural Domain	Search Direction (°)			Composites			Class
		Major	Inter.	Minor			Major	Inter.	Minor	Min	Max	Max/DH
5	Low, Normal	120	120	40	5,6,7,8	10,2	150	0	-65	1	5	1	4
6	All	180	180	90	1,2,3,4,9,10	1,2,3,4,5,6,7,8,9,10	150	0	0	1	5	1	4
6	All	180	180	90	5,6,7,8	1	150	0	-25	1	5	1	4
6	All	180	180	90	5,6,7,8	2	150	0	-30	1	5	1	4
6	All	180	180	90	5,6,7,8	3	150	0	-50	1	5	1	4
6	All	180	180	90	5,6,7,8	4	150	0	-50	1	5	1	4
6	All	180	180	90	5,6,7,8	5	165	0	-60	1	5	1	4
6	All	180	180	90	5,6,7,8	6	155	0	-35	1	5	1	4
6	All	180	180	90	5,6,7,8	7,8,1	160	0	-55	1	5	1	4
6	All	180	180	90	5,6,7,8	7,8,2	160	0	-80	1	5	1	4
6	All	180	180	90	5,6,7,8	9,1	160	0	-30	1	5	1	4
6	All	180	180	90	5,6,7,8	9,1	160	0	-85	1	5	1	4
6	All	180	180	90	5,6,7,8	10,1	185	0	-60	1	5	1	4
6	All	180	180	90	5,6,7,8	10,1	150	0	-65	1	5	1	4

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-21

www.rpacan.com

GOLD RECOVERY GRADE ESTIMATE

A gold recovery model was created using primarily bottle roll recovery tests as well as the extensive cyanide amenability (CNA) database. In 2014, 523 Quick Leach Test (QLT) results were added to the database. Overall, there is over 18,000 m of samples with gold recovery data available. Indicators were used to create two recovery domains (high recovery > 50%, and low recovery <50%). Length-weighted composites are used. Recoveries were calculated within each domain by estimating head grades and recovered grades.

The search ellipsoids for recoveries are generally horizontal pancakes for lithological domains 1, 2, 3, 4, 9, and 10 and sub-horizontal to sub-vertical pancakes oriented at 150° to 185° with a range of dips (-25° to -80°) for lithological domains 5, 6, 7, and 8. The search orientations vary for each lithological domain and for each geostructural domain located within the Chimú sedimentary rocks. The longest radii are 300 m by 300 m by 300 m for the second pass and the shortest pass radii are 150 m by 150 m by 75 m for the first pass.

There are two ID2 passes used for each of the gold recovery domains within each lithological domain and within each geostructural domain. The first pass radii are the distances defined by the approximate range of the omni-directional sill and the second pass radii are double of the first pass radii. Both passes use a minimum of three composites and a maximum of nine composites, with a maximum of two composites per hole.

To compare the estimation, a second recovery value was derived from a polynomial curve based mostly on bottle roll results. Whenever both values were within ±12% of each other, the polynomial calculation was kept; otherwise the interpolated result was used.

SILVER GRADE ESTIMATE

Indicators were used to create two silver grade domains (high grade > 0.6 g/t, and low grade < 0.6 g/t). Length-weighted composites were used.

There were five ID2 passes used including the 2.5 m by 2.5 m by 2.5 m first pass box search. Each pass was run on ten different geostructural groupings. The search ellipsoids for silver are generally horizontal pancakes for lithological domains 1, 2, 3, 4, 9, and 10 and pancakes with variable dips for lithological domains 5, 6, 7, and 8 depending on the structural domain.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-22

www.rpacan.com

The longest radii are 250 m by 220 m by 180 m for the final pass and the shortest pass radii, excluding the box search, are 20 m by 20 m by 10 m for the “donut” third pass.

All passes use a minimum of two composites and a maximum of three composites with a maximum of one composite per hole, with the exception of the box search and the third pass where the minimum is decreased to one composite.

A restricted search of 30 m by 30m by 5 m was implemented for silver values greater than 50 g/t.

COPPER ESTIMATE

Copper is considered as a contaminant because it has a negative impact on the gold recovery. An indicator at 80 ppm was created to generate the copper grade domains (high grade >80 ppm Cu and low grade <80 ppm Cu). In addition, two main copper zones defined by the oxide-sulphide limit (oxide and sulphide) were used as hard boundaries for all lithology codes except 9 and 10. Length-weighted composites were used. A multi-pass ID2 approach was used to interpolate the copper values based on search orientations and radii that were customized to the various lithology, structure, redox, and grade groupings. Overall, 96 interpolation runs were carried out. This includes the box search run followed by five passes, each with 19 runs.

TOTAL CARBONACEOUS MATERIAL ESTIMATE

TCM is considered as a contaminant because it has a negative impact on the metallurgical recovery. It has a strong preg-robbing effect on gold-rich sodium cyanide leaching. There is a good correlation between rocks described as carbonaceous (lithology codes: 7 and 8) and measured TCM values.

Two estimations were completed, on one metre and five metre blocks. Length-weighted composites were used. The one metre estimation was generated for the carbonaceous rocks (codes 7 and 8) and the mudstone (code 6) using one metre blocks with original length uncapped assays. The five metre estimation was generated for the other lithologies using five metre blocks and five metre composites.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-23

www.rpacan.com

For the one metre estimation, 2% TCM and 0.1% TCM indicators were used to define low, medium, and high grade TCM grade domains. The search ellipsoids for TCM vary for each lithological domain and for each geostructural domain. Two ID2 passes were used for the combined medium and high grade domains for lithology domains 7 and 8 and two ID2 passes were run separately for the low and medium each grade domains within lithology domain 6. All passes are run with customized search ellipsoid directions for each lithological domain within each geostructural domain.

The first passes use a minimum of one composite and a maximum of 15 composites and a maximum of three composites by drill hole. The first pass radii were 25 m by 25m by 5 m for lithology domain 6 medium grade and 200 m by 200 m by 40 m for lithology domains 7 and 8. The second passes use a minimum of one composite and a maximum of 21 composites with a maximum of three composite per drill hole. The second pass radii are 500 m by 500 m by 500 m for lithology domain 6 low grade and for lithology domains 7 and 8. The second pass radii are 50 m by 50 m by 10 m for lithology domain 6 medium grade.

For the five metre estimation, there are two ID2 passes used for each lithological domain and for each geostructural domain in the Chimú sedimentary rocks. Also, there are two ID2 fill passes with longer radii in each lithological domain with no restriction by structural domain to populate all of the blocks.

The first passes use a minimum of two composite and a maximum of seven composites and a maximum of two composites by drill hole. The first pass radii are 25 m by 25 m by 5 m. The second pass uses a minimum of three composites and a maximum of 12 composites with a maximum of two composite per drill hole. The second pass radii are 100 m by 100 m by 35 m. The third passes use a minimum of three composite and a maximum of 15 composites and a maximum of two composites by drill hole. The third pass radii are 200 m by 200 m by 70 m and no structural domain restrictions. The fourth pass radii are 400 m by 400 m by 300 m, have no structural domain restrictions, were run only for the sedimentary rocks (5, 6, 7,and 8), and the minimum number of composites was reduced to one.

Mudstone, carbonaceous mudstone, and coal wireframes were populated into a 1 m high by 1 m by 1 m block model. Then, they were reblocked to five metre blocks based on their majority percentages. The TCM grades values, estimated in the one metre block model, were reblocked into the 5 m high by 5 m by 5 m based on tonnage weighting from the

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-24

www.rpacan.com

original block grades. Dilution was incorporated into the five metre block model combining the estimated five metre TCM values with the estimated one metre TCM values that were reblocked into the five metre block model. The final diluted TCM values are based on percentages of carbonaceous rocks and the estimated TCM values from both models. The final TCM grades in the five metre blocks are diluted with the background TCM values of the sandstone.

TOTAL SULPHUR AND SULPHIDE SULPHUR ESTIMATE

Total sulphur (S) and sulphide sulphur (S2-) are considered as a contaminant because they have a negative impact on the metallurgical recovery. Since the carbonaceous rocks carry much higher S and S2- grades than sandstone, a diluted S and S2- grade is calculated for each block using an approach similar to that developed to estimate TCM grades. Sulphate sulphur grades are calculated from the S and S2- grades.

Two estimation processes were carried out, on one metre and five metre blocks. Length-weighted composites were used. The one metre estimations were generated for the carbonaceous rocks using one metre blocks and the original length assays. Five metre estimations were generated for the other lithologies using five metre blocks with five metre composites.

For the one metre estimation, the search ellipsoids for S and S2- vary for each lithology and structural domain. There are three inverse distance cubed (ID3) passes used for each lithology domain and within each structural domain. The third pass is not restricted by structural domain.

The first pass 120 m by 120 m by 40 m radii uses a minimum of three composite and a maximum of 11 composites and a maximum of two composite by drill hole. The second pass 60 m by 60 m by 20 m radii and a minimum of one composite and a maximum of five composites and a maximum of two composite by drill hole. The third pass uses a minimum of three composites and a maximum of 21 composites with a maximum of two composites per drill hole. The third pass radii are 240 m by 240 m by 80 m radii.

For the five metre estimation, an indicator at 1% was created to generate the S2- high and low grade domains. The S2- high and low grade domains, which were based on a 0.50

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-25

www.rpacan.com

indicator probability, were used for the S interpolation as well. Weighted boundaries using 0.2 and 1 values in the composite length fields were used to generate semi-hard boundaries.

For the five metre estimation, the search ellipsoids for S and S2- vary for each lithology and structural domain. There are five ID3 passes used for each lithology domain within each structural domain.

The first pass box search and the fifth long radii fill pass do not have restrictions by geostructural domain. The second pass use a minimum of two composite and a maximum of three composites and a maximum of one composite by drill hole. The second pass 120 m by 120 m by 40 m radii are the distances defined by approximately the range of the omni-directional sill. The third pass uses a minimum of one composite and a maximum of three composites with a maximum of one composite per drill hole. The third pass 50 m by 50 m by 20 m radii are the distances defined by approximately the range at 90% of the omni-directional sill. The fourth pass use a minimum of one composite and a maximum of three composites and a maximum of one composite by drill hole. The fourth pass radii are 240 m by 240 m by 80 m and use a minimum of two composites and a maximum of three composites and a maximum of one composite by drill hole. The fifth pass radii are 500 m by 500 m by 160 m and use a minimum of one composite and a maximum of three composites and a maximum of one composite by drill hole.

The 1 m high by 1 m by 1 m blocks are reblocked into the 5 m high by 5 m by 5 m blocks. The reblocked S2- and S grades are assigned based on tonnes weighting from the original block grades. Then, the diluted S2- and S grades are calculated based on percentages of carbonaceous rocks and the estimated S2- and S values. Dilution was incorporated into the five metre block model combining the estimated five metre block S2- and S values with the estimated one metre block S2- and S values (reblocked into the five metre block model). The final diluted S2- and S values are based on percentages of carbonaceous rocks and the estimated S2- and S values from both models.

DENSITY ESTIMATE

Lithology domains based on logged lithology codes were used as the main estimation domains. Length-weighted composites were used. Only composite density values that were within plus or minus two standard deviations of the density means were used. For the

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-26

www.rpacan.com

carbonaceous rocks, composites with less than 35% carbonaceous material were excluded. Default density values were assigned to all blocks with no interpolated densities (Table 14-9).

TABLE 14-9 TONNAGE FACTORS

Barrick Gold Corporation – Lagunas Norte Mine

Rock Type	Main Model (t/m³)
Volcanic	2.48
Andesite	2.48
Carhuaz & Chicama	2.647
Sandstone, Mudstone, and Carbonaceous Mudstone	2.587
Coal	2.439
Overburden	2.376
Moraine (10)	2.00

The search orientations vary for each lithological domain and for each geostructural domain.

There is an ID2 pass used for each lithological domain and for each geostructural domain. It uses a minimum of five composites and a maximum of 13 composites and a maximum of two composites per drill hole. The search radii are 200 m by 200 m by 200 m.

REBLOCKING TO FINAL RESOURCE MODEL

The 5 m by 5 m by 5 m blocks are reblocked into the final resource model, which has 10 m by 10 m by 10 m blocks. The reblocked grades are assigned based on tonnage weighting the original block grades and the geology and other codes are assigned based on majority rules. Over time, Lagunas Norte has developed a sophisticated multi-pass interpolation process that works well. RPA is of the opinion that the Lagunas Norte resource estimation methodology is reasonable and acceptable.

RESOURCE ESTIMATE VALIDATION

Lagunas Norte has validated the resource block model using six separate validation procedures. The results are provided in Barrick (2014a) and some examples of the validation results are included below.

1.	Visual inspection of block and composite values on sections and plans

2.	Reconciliation with the ore control model

3.	Block versus composite statistics

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-27

www.rpacan.com

4.	ID versus Nearest Neighbour (NN) and polygonal swath plots

5.	ID versus NN global means

MBM and RPA visually compared the composite and block grades on plans and sections and found that they correlate very well spatially (Figure 14-9).

The reconciliation data for 2015 indicate that the resource model estimates the tonnage well, overestimates the gold grade by approximately 5%, and the contained gold ounces by approximately 5% compared to the grade control blast hole model (Table 14-10). The positive gold reconciliation variance of approximately 20% in the past has been eliminated due mostly to infill RC drilling and to procedural improvements to the resource model. In RPA’s opinion, the resource model reconciles well with the grade control model.

TABLE 14-10 2015 RECONCILIATION RESULTS

Barrick Gold Corporation – Lagunas Norte Mine

	2015 Grade Control					2015 Resource Model
		Au	Au	Ag	Ag		Au	Au	Ag	Ag
Month	Tonnes	(g/t)	(oz)	(g/t)	(oz)	Tonnes	(g/t)	(oz)	(g/t)	(oz)
Jan	2,180,671	1.18	83,040	4.53	317,625	2,412,341	1.16	89,672	3.93	305,001
Feb	2,223,379	1.08	77,446	4.05	289,351	2,129,731	1.12	76,576	3.94	269,730
Mar	2,396,740	1.07	82,813	4.40	339,166	2,434,191	1.29	100,884	4.46	349,416
Apr	2,297,511	1.14	84,002	4.25	313,886	2,327,132	1.49	111,282	4.61	344,834
May	2,289,084	0.91	66,808	4.10	301,841	2,286,249	1.00	73,228	3.54	260,375
Jun	1,387,191	1.04	46,510	4.01	178,816	1,541,766	0.90	44,677	3.30	163,520
Jul	1,634,455	0.82	43,296	3.85	202,409	1,781,631	0.90	51,511	3.44	197,044
Aug	1,705,322	1.03	56,379	3.80	208,549	1,578,121	0.90	45,515	3.11	158,047
Sep	1,625,641	1.07	55,847	4.13	215,992	1,226,324	1.10	43,255	3.36	132,504
Oct	1,324,781	0.80	34,044	4.19	178,277	1,387,700	0.81	36,214	3.29	146,688
Nov	1,258,367	0.94	37,927	3.94	159,561	1,263,317	0.83	33,656	3.36	136,664
Dec	1,579,809	1.15	58,598	4.40	223,487	1,457,775	1.26	59,053	4.60	215,808
Totals	21,902,951	1.032	726,710	4.159	2,928,960	21,826,276	1.091	765,522	3.819	2,679,628

Percent Differences						0%	-5%	-5%	9%	9%

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-28

14-29

www.rpacan.com

Graphs that compare the composite and block gold grades show that the two populations have similar distributions with not much grade smoothing evident (Figure 14-10). The composites and blocks for the main lithology domains generally have similar gold means and grade distributions (MBM, 2014). The block means are generally slightly lower, which is normal.

FIGURE 14-10 GOLD BLOCK VERSUS COMPOSITE GRAPHS

The NN and current gold block models have very similar swath plots, again indicating very little grade smoothing (Figures 14-11 and 14-12).

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-30

www.rpacan.com

FIGURE 14-11 GOLD SWATH PLOT BY EASTINGS

FIGURE 14-12 GOLD SWATH PLOT BY NORTHINGS

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-31

www.rpacan.com

Resource Classification

The classification criteria are based on distances from composites to block centroids and the number of holes. The 35 m, 60 m, and 90 m distances correspond to the ranges at approximately 60%, 80%, and 90% of the omni-directional correlogram sill, respectively. Figure 14-8 shows the omni-directional correlogram. In RPA’s opinion, constraining the classification runs by the structural domains is very good practice. This means that composites located one side of a fault cannot influence the classification of a block located on the other side.

Measured Mineral Resources:

•	Blocks containing a 10 m composite (based on a separate 10 m cube box search classification pass using 10 m composites).

Indicated Mineral Resources:

•	Supported by composites from two holes situated within 60 m of a block or by composites from one drill hole within 35 m of a block.

Inferred Mineral Resources:

•	Supported by composites from two holes situated within 90 m of a block.

Categories assigned to each block were post-processed to reduce isolated blocks enveloped in a different category and produce more continuous areas with similar classification categories. It is RPA’s opinion that the application of a classification category clean-up script is best practice. RPA’s view is that the Inferred classification criteria are conservative. Overall, RPA’s opinion is that the MBM classification criteria are reasonable and slightly conservative.

VALUE REALIZATION INITIATIVES

UPGRADE SULPHIDE GRADE

The Lagunas Norte orebody was drilled using a large percentage of diamond core drill holes. During 2008, it was observed that gold grades from the diamond core holes were biased low relative to production and RC drill holes. The site twinned a number of core holes with RC holes and confirmed that the core holes were significantly understated relative to the RC drill holes and the production blast holes. The reason for the bias is that diamond drilling was washing away the gold bearing fines during the drilling process while the RC drilling and blast holes were able to collect the fines and properly represent the true grade of the ore. The oxide orebody was re-drilled using RC drill holes and re-modelled. The sulphide portion

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-32

www.rpacan.com

of the orebody was not drilled with RC drill holes to reduce costs and there was not a plan to mine this material in the Life of Mine (LOM) plan.

There is an opportunity to drill the sulphide deposit with RC drill holes and potentially upgrade the sulphide grade by as much as 10% to 20%. Additional RC drilling will be needed to twin the existing core holes and ascertain the grade of the sulphide deposit.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 14-33

www.rpacan.com

15 MINERAL RESERVE ESTIMATE

The resource estimates discussed in Section 14 were prepared using industry standard methods and provide an acceptable representation of the deposit. The resource blocks include dilution so no additional dilution and a 100% mine extraction factor were applied to convert the Measured and Indicated Mineral Resource blocks situated in the ultimate pit design into Proven and Probable Mineral Reserves, respectively. RPA reviewed the reported resources, production schedules, and cash flow analysis to determine if the resources meet CIM (2014), to be classified as reserves. Based on this review, it is RPA’s assessment that the Measured and Indicated Mineral Resource within the final pit design at Lagunas Norte can be classified as Proven and Probable Mineral Reserves.

The PFS on the Refractory Project supports the conversion of approximately 2.1 Moz of Measured and Indicated refractory sulphide gold resources to mineral reserves as of year-end 2015, which could significantly extend the mine life.

The open pit Proven and Probable Reserves, including existing stockpiles scheduled for processing and inventory, total 63.6 Mt at 1.82 g/t Au and 4.77 g/t Ag, containing 3.7 Moz of gold and 9.8 Moz of silver as presented in Table 15-1.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 15-1

www.rpacan.com

TABLE 15-1 MINERAL RESERVES – DECEMBER 31, 2015

Barrick Gold Corporation – Lagunas Norte Mine

Category	Tonnage (Mt)	Au (g/t)	Ag (g/t)	Contained Metal (Moz Au)	Contained Metal (Moz Ag)
Oxide Proven	1.7	1.33	5.31	0.1	0.3
Oxide Probable	28.4	1.19	4.96	1.1	4.5
Oxide Stockpiles	12.1	1.07	2.84	0.4	1.1
Oxide Inventory	4.9	1.82	0.00	0.3	0.0

Oxide Proven & Probable	47.1	1.23	3.91	1.9	5.9

Sulphide Proven	0.5	4.21	9.03	0.1	0.2
Sulphide Probable	9.3	4.05	7.61	1.2	2.3
Sulphide Stockpiles	6.8	2.71	6.54	0.6	1.4

Sulphide Proven & Probable	16.6	3.50	7.21	1.9	3.9

Total Proven & Probable	63.6	1.82	4.77	3.7	9.8

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Oxide Mineral Reserves are estimated at a variable cut-off grade based on process cost, recovery, and profit. The cut-off grades vary from approximately 0.308 g/t Au to 0.997 g/t Au.
3.	Sulphide Mineral Reserves are estimated at a variable cut-off grade based on process cost, recovery, and profit. The cut-off grades vary from approximately 1.225 g/t Au to 1.290 g/t Au.
4.	Oxide Mineral Reserves as at December 31, 2015 are based on an assumed gold price of US$1,000 per ounce for 2016 through 2020 and US$1,200 per ounce from 2021 onwards, an assumed silver price of US$15.00 per ounce for 2016 through 2020 and US$16.50 per ounce from 2021 onwards, and an US$/PEN exchange rate of 3.23.
5.	Sulphide Mineral Reserves as at December 31, 2015 are based on an assumed gold price of US$1,000 per ounce for 2016 through 2020 and US$1,200 per ounce from 2021 onwards, an assumed silver price of US$15.00 per ounce for 2016 through 2020 and US$16.50 per ounce from 2021 onwards, and an US$/PEN exchange rate of 3.23.
6.	The Mineral Reserve estimate includes inventory.
7.	Numbers may not add due to rounding.

RPA is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 15-2

www.rpacan.com

16 MINING METHODS

SUMMARY OF MINING OPERATIONS

The Lagunas Norte Mine is a traditional open pit truck/shovel heap leach operation that has been in continuous operation since 2005. Table 16-1 summarizes the production history through December 2015. To date, Lagunas Norte has produced 9.0 Moz of gold and 9.0 Moz of silver.

TABLE 16-1 LAGUNAS NORTE PRODUCTION HISTORY

Barrick Gold Corporation – Lagunas Norte Mine

	Ore Placed					Production		Waste	Total	Strip
Year	(Mt)	(g/t Au)	(g/t Ag)	(Moz Au)	(Moz Ag)	(Moz Au)	(Moz Ag)	(Mt)	(Mt)	Ratio
2005	12.5	2.03	1.0	0.82	0.40	0.55	0.1	8.0	20.5	0.6
2006	19.4	2.26	2.10	1.41	1.28	1.08	0.4	5.2	24.7	0.3
2007	19.6	2.16	3.70	1.37	2.32	1.09	0.8	3.0	22.7	0.2
2008	22.9	1.87	3.50	1.38	2.57	1.17	1.2	1.6	24.5	0.1
2009	23.0	1.66	5.20	1.23	3.84	1.01	0.9	1.7	24.7	0.1
2010	20.0	1.35	4.10	0.87	2.64	0.81	0.8	5.3	25.3	0.3
2011	19.4	1.47	4.20	0.91	2.60	0.76	1.0	7.6	27.0	0.4
2012	20.5	1.26	3.95	0.83	2.61	0.75	0.9	9.1	29.6	0.4
2013	21.1	1.06	3.02	0.72	2.05	0.61	0.9	10.0	31.1	0.5
2014	22.1	0.99	4.32	0.70	3.07	0.58	0.9	23.3	45.4	1.1
2015	21.9	1.02	4.16	0.72	2.92	0.56	1.1	26.4	48.3	1.2

Total	222.4	1.53	3.68	10.96	26.30	8.97	9.0	101.2	323.8	0.5

Note:

1.	Numbers may not add due to rounding.

Open pit mining operations are located on a mountain top with gentle to extreme terrain between elevations of 3,800 MASL and 4,200 MASL. Production is from a single open pit and is scheduled to be complete in 2023, followed by six additional year of stockpile re-handle. This requires the excavation of 142 Mt of material over the next eight years.

Figure 16-1 presents the general site layout of Lagunas Norte.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 16-1

RPA
www.rpacan.com

LEYENDA
Contorno PIT Final 2015
Contorno BOT Final 2015
Contorno PAD Final 2015
N
ALEXA
JOSEFA
DAFNE
SHULCAHUANCA
BOTADERO DE DESMONTE ESTE
LEACH PAD
0 250 500 750 1000
Metres
Coordenadas Central de la Unidad Minera Lagunas Norte
Este - 804,039.57
Norte - 9'120,395.10
* Sistema de Coordenada Provisional Sudamerica 56 - Zona 17S
LAGUNA LOS ANGELES
802,000 802,500 803,000 803,500 804,000 804,500 805,000 805,500 806,000
9,123,000 9,122,500 9,122,000 9,121,500 9,121,000 9,120,500 9,120,000 9,119,500 9,119,000 9,118,500 9,118,000 9,117,500

Figure 16-1

**Barrick Gold Corporation**

***Lagunas Norte Mine***

*La Libertad Region, Peru*

**General Site Arrangement**

March 2016

Source: Barrick Gold Corp., 2016.

16-2

www.rpacan.com

The Lagunas Norte ultimate pit measures approximately 2.5 km along strike, typically 0.8 km to 1.2 km across with a surface footprint of approximately 240 ha, and has a maximum depth of approximately 250 m. The open pit is overlooked by the Shulcahuanca Dome (Figure 7-5), rising 200 m above the west wall pit rim with a base diameter of approximately 350 m and slopes of over 70o facing the open pit. There is an approximate 50 m standoff from the base of the Shulcahuanca Dome for mine planning and operations.

There are four main areas of development identified within the ultimate pit: Dafne, Josefa, Alexa, and the moraines furthest to the north. The Shulcahuanca directly overlooks the Dafne area where the ultimate pit will be at its deepest. The Alexa area is to the northwest, north of the Shulcahuanca. Mining benches in Alexa form a north-south striking plateau with the pit wall stepping down on the east side and a steep natural rock face on the west side. The current vertical exposure to the west is up to 185 m, with the top 50 m in slopes typically between 60o and 80o. The moraines consist of gold bearing deposits of free digging material.

Final arrangement of the Lagunas Norte waste rock facilities (WRF) is for the continued development of surface dumps surrounding the Lagunas Norte ultimate pit other than to the south-southeast where the HLF is located, resulting in a relatively compact overall footprint.

Oxide ore processing is based on two adjacent heap leach pads designed to merge into a single HLF. Various ore types both crushed and ROM are delivered to the HLF by haul truck. Solution from the HLF is pumped to the Merrill Crowe process facilities for production of gold bars with silver credits. The HLF is located starting less than 0.5 km south of the existing pit limits. Final HLF dimensions are up to 1.7 km north-south and up to 1.7 km east-west, for an ultimate footprint of approximately 280 ha.

Over 90% of remaining reserves are scheduled for crushing to a P80 of -50 mm prior to placement on the HLF as this offers a higher profit margin than ROM placement. The crushing facilities are located at the south end of the open pit, approximately 200 m from the existing pit rim and haul ramp exit. After crushing, the ore is stored in an overhead bin for loadout to the production fleet haul trucks. The haul trucks deliver the ore to the HLF for placement. The current haul distance is approximately 1.0 km uphill to the top of the existing HLF, followed by an increment of 0.5 km to 1.5 km to the destination.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 16-3

www.rpacan.com

While the current mine plan ends in 2018, the site plans to continue secondary leaching of existing oxide material on the HLF through 2021. Permitting and completion of detailed engineering on the Refractory Project are expected to take up to four years (2016-2019). Construction and commissioning of the new circuit is expected to take approximately two years (2020-2021), with first gold production expected in late 2021.

The Refractory Project PFS supports the conversion of some of the refractory sulphide resources to mineral reserves, which could significantly extend the mine life. Based on the current reserves, the mine production is scheduled until 2023 while the stockpiled material will continue to be processed until 2029.

REFRACTORY PROJECT

The expected increase in recovery from the Refractory Project will result principally in the deepening of the central and southern portions of the current open pit. The Refractory Project expansion of the open pit is planned at a significantly higher stripping ratio than that of the current open pit, requiring an expansion of the current waste rock storage facilities to accommodate for the additional waste rock associated with the Refractory Project expansion.

Mining is planned to be carried out using the existing mine fleet at a rate of approximately 25 Mt of total material moved per year at a LOM average stripping ratio of 4.4:1 (waste:mineralization).

The economically mineable part of the resource was evaluated using Whittle, based on metal prices of US$1,200/oz gold and US$16.50/oz silver, as well as capital, operating, and metallurgical information presented within this section. The Whittle shell was used as the basis for the final pit design presented in Figures 16-2 and 16-3.

The current mine life and production schedule is based on the Mineral Reserve statement in Section 15 of this report. Therefore, the potential exists for Inferred Mineral Resources within the ultimate pit to be included in the production schedule reported as waste, as they currently do not meet the economic and mining requirements to be categorized as Mineral Reserves.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 16-4

www.rpacan.com

MINE DESIGN

Lagunas Norte is a typical truck/shovel open pit operation with a fleet of 184 tonne payload rigid frame haul trucks, combined with diesel powered face shovel excavators, and front end loaders as the primary loading equipment. Haul trucks are also utilized to transport ROM ore directly to the HLF and crushed ore to the HLF for stacking. A fleet of large, diesel-powered blast hole rigs are employed for production drilling of blast patterns.

The Mineral Resource model, described in Section 14 of this report, is exported from Vulcan software and imported into Q’Pit Ltd.’s Q’Pit software (Q’Pit). The mine model is prepared in Q’Pit, applying metallurgical recoveries based on material types, calculating potential block revenue, and defining slope sectors based on geotechnical domains in the model. The mine model is exported from Q’Pit and imported into GEOVIA’s Whittle 4.X software (Whittle) for open pit optimization using the Lerchs-Grossmann algorithm. Pit shells generated by Whittle are imported into Q’Pit for mine design, LOM production scheduling, and Mineral Reserve reporting.

The 12 material-type classifications for ore are a function of gold grade, carbon content (TCM), sulphur content, and copper content; each has a set of defined metallurgical properties with recoveries and operating costs. Material type classification is based primarily on logging, and analysis of production blast hole cuttings.

In general, the ore is considered to be clean or contaminated depending on the quantity of TCMs and sulphur present, with ore being considered contaminated, if it is preg-robbing in the HLF. Table 16-2 presents a detailed breakdown of the 12 ore material-type classifications. In addition, the average metallurgical gold recovery for each ore type is presented based on the year-end 2014 cut-off grade report for the current reserves.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 16-5

www.rpacan.com

TABLE 16-2 ORE TYPE CLASSIFICATION

Barrick Gold Corporation – Lagunas Norte Mine

Ore Type	g/t Au	TCM %	S %	ppm Cu	Au Process Recovery %
LEACH
M1: crush, clean	>= 0.40	< 0.10	< 0.25	—	77.96%
M1_LG: crush, clean	< 0.40	< 0.10	< 0.25	—	77.96%
M1A: crush, clean	—	< 0.10	<0.40	< 350	75.86%
M2AL: crush, clean	—	≥ 0.10 & < 0.20	< 0.25	—	76.27%
M3: crush, sulphide	—	< 0.10	≥0.40	< 350	65.38%
M3A: crush, sulphide	—	< 0.10	≥0.25	≥350	22.30%
M2AH: crush, low TCM	—	≥ 0.20 & < 0.50	< 0.25	—	69.37%
M2B: ROM, contaminated	—	≥ 0.50 & < 1.50	< 0.25	—	42.77%
M3B_Low: crush, contaminated	—	≥ 0.10 & < 0.50	≥0.25	—	28.95. %
M3B_Mid: ROM, contaminated	—	≥ 0.50 & < 1.50	≥0.25	—	29.62%
MoCl: ROM, clean	—	< 0.10	< 0.25	—	75.58%
MoCo: ROM, contaminated	—	≥ 0.0 & < 1.50	≥ 0.25 & < 1.65	—	59.01%

REFRACTORY PROJECT
Ore Pox M3A		< 0.10	>= 0.25	>= 350	87.10%
Ore Pox M3B_LOW		>= 0.10 & <0.50	>= 0.25	—	82.70%

Waste M3B_Mid		>= 0.50 & <1.50	>= 0.25	—	0%
Waste M3B_High		>= 1.50	>= 0.25	—	0%

Notes:

1.	For the g/t Au column the prevailing cut-off grade overrides all entries as the minimum gold grade required to be considered as ore, otherwise there are no restrictions for gold.
2.	A ‘-‘ symbol in the ppm Cu column indicates that there are no restrictions for copper.
3.	All ore types with TCM ≥ 1.5% are not considered as Mineral Reserves due to low gold/silver recovery and preg-robbing properties.

Clean ore is designated for the CHLF, while contaminated ore is designated for the SPHLF. Both the CHLF and the SPHLF are located within the single footprint of the HLF. The overall weighted gold recovery is 83% for CHLF ores and 49% for SPHLF.

In general, all CHLF ore is sent to the crusher prior to HLF placement. In addition, SPHLF ores with TCM < 0.5% are sent to the crusher prior to HLF placement permitting an increase in metal recovery over ROM placement, whereas SPHLF ores with TCM ≥ 0.5% are sent to the HLF without crushing.

Table 16-3 presents the parameters used for developing the mine model and running the open pit optimizations in Whittle. The overall gold and silver recovery is presented for the

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 16-6

www.rpacan.com

Mineral Reserve statement grades. Actual gold and silver recovery is calculated on a block by block basis dependent on ore type (see Table 16-2) and grade.

TABLE 16-3 MINE OPTIMIZATION PARAMETERS – OXIDE AND SULPHIDE

Barrick Gold Corporation – Lagunas Norte Mine

Input Parameter	Units	Value
Revenue Factors
Au Price—oxide	US$/oz	1,000.00
Au Price—sulphide	US$/oz	1,200.00
Ag Price—oxide	US$/oz	15.00
Ag Price—sulphide	US$/oz	16.50
Au Pay Factor	%	100
Ag Pay Factor	%	100
Exchange Rate—oxide	PEN:US$	3.23
HLF Placement Rate	tpd	63,000
Average Specific Gravity	t/m3	2.54
Diesel, FOB Site	US$/L	0.869
Explosives, Average FOB Site	US$/kg	0.705
Cyanide, FOB Site	US$/kg	2.577
Lime, FOB Site	US$/kg	0.118
Electricity, FOB Site	US$/kWhr	0.071

Costs by Ore Type (US$/t processed)

Ore Type	All Mining	Process	HL CAPEX	HL PLAC	G&A	Social	Pad Closure	Ore Rehandle	Pad Rehandle
Leach
M1	2.38	2.74	2.33	0.62	1.32	0.16	0.16		0.00
M1A	2.38	2.94	2.33	0.62	1.32	0.16	0.16	0.00	0.00
M2AL	2.38	3.03	2.33	0.62	1.32	0.16	0.16	0.00	0.00
Mor_Clean	2.01	3.44	2.33	0.62	1.32	0.16	0.16	0.99	0.00
M2AH	2.38	3.26	2.33	0.62	1.32	0.16	0.16	0.99	1.00
M3	2.38	4.33	2.33	0.62	1.32	0.16	0.16	0.99	0.00
Mor_Cont	2.01	3.87	2.33	0.62	1.32	0.16	0.16	0.99	1.00
M2B	2.38	7.45	2.33	0.62	1.32	0.16	0.16	0.99	1.00
M3B_MID	2.38	2.92	2.33	0.62	1.32	0.16	0.16	0.99	1.00
M3A	2.38	4.99	2.33	0.62	1.32	0.16	0.16	0.99	1.00
M3B_LOW	2.38	4.15	2.33	0.62	1.32	0.16	0.16	0.99	1.00

Refractory
Pox M3A	2.54	29.93		0.73	7.08	0.12	0.19	0.93	0.99
Pox M3B_LOW	2.54	29.93		0.73	7.08	0.12	0.19	0.93	0.99
Pox M3	2.54	29.93		0.00	7.08	0.12	0.00	0.93	0.00
Pox M3P	2.54	29.93		0.00	7.08	0.12	0.00	0.93	0.00
Lix M1	2.54	2.70	1.61	0.73	6.55	0.12	0.19	0.00	0.00
Lix M1A	2.54	2.89	1.61	0.73	6.55	0.12	0.19	0.00	0.00
Lix P2AL	2.54	2.98	1.61	0.73	6.55	0.12	0.19	0.00	0.00
Lix M2AH	2.54	3.40	1.61	0.73	6.55	0.12	0.19	0.99	0.00
Lix M2B	2.54	3.03	1.61	0.73	6.55	0.12	0.19	0.99	0.93

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 16-7

www.rpacan.com

Ore Type	All Mining	Process	HL CAPEX	HL PLAC	G&A	Social	Pad Closure	Ore Rehandle	Pad Rehandle
Lix M3	2.54	3.25	1.61	0.73	6.55	0.12	0.19	0.00	0.00
Lix M3A	2.54	3.55	1.61	0.73	6.55	0.12	0.19	0.00	0.00
Lix M3BL	2.54	3.72	1.61	0.73	6.55	0.12	0.19	0.99	0.93
Lix MoCL	2.54	2.61	1.61	0.73	6.55	0.12	0.19	0.00	0.93
Lix M2B	2.54	7.44	1.61	0.73	6.55	0.12	0.19	0.99	0.93
Lix M3BM	2.54	2.90	1.61	0.73	6.55	0.12	0.19	0.99	0.93
Lix MoCO	2.54	2.68	1.61	0.73	6.55	0.12	0.19	0.99	0.93

The Whittle optimizations are run at gold prices between US$1,000/oz and US$1,200/oz for use in pit phase selection for production sequencing and to test sensitivity to pit limits at higher gold prices. The cash optimum pit at US$1,000/oz gold is selected for use in the ultimate pit design for the oxide and US$1,200/oz gold for the sulphide material.

Mining cost is an average of all tonnes moved based on a detailed LOM operating cost estimate with cost sensitivities run up to ± 20%. No mining recovery or mining dilution is assumed in the Whittle optimization as this is factored into the resource model by a combination of block size selection and continuity of the mineralization. In some instances, diluting material will grade above the cut-off grade but will not be considered ore due to TCM content. Mining factor assumptions are verified through good reconciliation performance of the resource model to the ore control model and dispatch reporting.

Mining of the Shulcahuanca outcrop is not permitted. In order to deal with this and still produce an optimized open pit result, the cost of mining blocks within the restricted Shulcahuanca area are adjusted to force the optimum pit boundaries to work around the restricted area.

A separate process cost is applied to CHLF and SPHLF ore types as SPHLF ores require a greater quantity of consumables. All ore types placed are charged a heap leach placement cost which is variable over the LOM dependent on the haulage profile for the given period. SPHLF ores are charged a rehandle cost as spent material is relocated to another area of the HLF once the leach cycle has completed, in order to allow for placement of the next batch of SPHLF ore. Heap leach expansion costs are applied to all ore processed as an operating cost, along with general and administrative (G&A) costs.

The HLF placement rate is the legal limit for placement based on Lagunas Norte’s operating permits; this includes all material placed whether crushed or ROM. The LOM production

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 16-8

www.rpacan.com

schedule considers crushing at 54,000 tpd plus 8,000 tpd of ROM contaminated ore placement.

Cut-off grades for reporting Mineral Reserves are calculated utilizing the formula below and the cost abbreviations in Table 16-4.

•	BCOG = [(Cm-ore+Cm-inc+Cm-capex+Cm-rh+Cp+Cp-rh+HLp+Cp-capex+Cga+ CSR+OOPC+ENP+ENMo+w)/(Y*(SP-TR-WGC)*(1-CR))]*31.1035

•	BCOGinpit = [(Cm-inc+Cm-rh+Cp+Cp-rh+HLp+Cp-capex+Cga+CSR+OOPC+ENP+ ENMo+w-ENMo+w-ENMW-WRSF)/(Y*(SP-TR-WGC)*(1-CR))]*31.1035

Where, COG = internal (breakeven in-pit) gold equivalent cut-off grade (g/t):

TABLE 16-4 COST ABBREVIATION LEGEND

Barrick Gold Corporation – Lagunas Norte Mine

Description	Abbreviation	Units
Mining
Ore mining cost	Cm-ore	$/t ore mined
Waste mining cost	Cm-waste	$/t waste mined
Inc. ore mining cost	Cm-inc	$/t ore mined
Mining sustaining capex	Cm-capex	$/t mined
Rehandle	Cm-rh	$/t processed

Process
Processing cost	Cp	$/t processed
Dyanamic leach pad rehandle	Cp-rh	$/t processed
Heap leach placement cost	HLp	$/t processed
Process sustaining capex	Cp-capex	$/t processed

General and Administrative costs	Cga	$/t processed

Metallurgical Recoveries
Gold	Y	%

Miscellaneous
Metal selling price	SP	$/ozrec
Metal transportation and refining charge	TR	$/ozrec
Centromin Royalty	CR	%
World Gold Council fee	WGC	$/ozrec
Social and community relation cost	CSR	$/t processed
Aviation and other operating cost	OOPC	$/t processed
WRSF expansion costs	WRSF	$/t mined waste
Inc. closure costs mine (ore+waste)	ENMo+w	$/t mined ore
Inc. closure costs mine (waste)	ENMw	$/t mined waste
Inc. closure costs process	ENP	$/t processed

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 16-9

www.rpacan.com

Table 16-5 details internal cut-off grades for each ore material type. Both resource and reserve cut-off grade estimate details for Lagunas Norte are very well documented in Porras (2015).

TABLE 16-5 INTERNAL CUT-OFF GRADES AND RECOVERIES FOR THE

OXIDE AND SULPHIDE RESERVES

Barrick Gold Corporation – Lagunas Norte Mine

Oxide Ore Type	Gold Recovery %	Internal Cut-Off g/t AuEq
M1: crush, clean	77.8	0.400
M1A: crush, clean	75.90	0.309
M2AL: crush, clean	76.3	0.311
Mor_Clean: ROM, clean	72.6	0.389
M2AH: crush, low TCM	69.4	0.445
M3: crush, sulphide	65.4	0.475
Mor_Cont: ROM, contaminated, sulphide	59.0	0.556
M2B: ROM, contaminated	42.8	1.035
M3B_Mid: ROM, contaminated	26.6	1.005
M3A: ROM, contaminated	22.3	1.488
M3B_LOW: ROM, clean	29.6	1.16

Refractory Ore Type	Gold Recovery %	Internal Cut-Off g/t AuEq
Pox M3A	87.1	1.225
Pox M3B_LOW	82.7	1.290
Lix M1: crush, clean	87.1	0.406
Lix M1A: crush, clean	87.1	0.412
Lix M2AL: crush, clean	78.6	0.439
Lix M3: crush, sulphide	78.6	0.507
Lix M3A: ROM, contaminated	74.4	0.519
Lix M3BL: ROM, clean	67.0	0.604
Lix MoCL: ROM, clean	44.4	0.519
Lix M2B: ROM, clean	65.8	0.755
Lix M3BM: ROM, contaminated	65.8	0.571
Lix MOCO: ROM, contaminated, sulphide	65.8	0.562

In addition to the mine reserve cut-off grades used for production scheduling, a floating cut-off grade is employed in daily operations, which is updated every three months or as required to better reflect the current gold price market. Mineralized material which falls between the mine reserve cut-off and floating cut-off is dispatched to the HLF as long as it is not displacing higher grade ores or upsetting the CHLF – SPHLF balance, in which case it would be dispatched to a stockpile.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 16-10

www.rpacan.com

Ultimate pit design is based on the optimum cash pit shell from Whittle at US$1,200/oz gold. Additional pit shells are used as guides to design pit phases leading up to the ultimate pit, in order to maximize Net Present Value (NPV) while maintaining a practical mine sequence and production schedule. Pit designs, long term production scheduling, and reserve reporting are completed in Q’Pit. Pit mid-bench lines are digitized in Q’Pit, honouring the Whittle pit shell outline and all pit wall slope constraints, and include haulage ramps.

In RPA’s opinion, the ultimate pit design honours the Whittle optimum pit shell, except for a few minor areas where access ramps are required or walls need to be smoothed out for operability.

Detailed mine design parameters are presented in Table 16-6. Pit wall slopes vary based on structural domain, as per recommendations provided by Piteau Engineering Latin America S.A.C. (Piteau) discussed later in this section.

TABLE 16-6 MINE DESIGN PARAMETERS

Barrick Gold Corporation – Lagunas Norte Mine

Parameter	Units	Value
Haul Road Width	m	30
Haul Road Gradient, Maximum	%	10
Mining Bench Height	m	10
Safety Berm Width, Highwall	m	8 – 12.9
Bench Face Angle, Highwall	degrees	60 - 80
Inter-ramp Slope Angle, Highwall	degrees	36 - 52

The 30 m haul road width design includes a single shoulder berm and water collection ditch.

RPA has reviewed the pit designs and is of the opinion that they follow good engineering practice. All phases are designed with sufficient room to allow for operations, and roads and ramps have been delineated.

REFRACTORY PROJECT

Table 16-7 presents the parameters used for developing the Refractory Project mine model and running the open pit optimizations in Whittle.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 16-11

www.rpacan.com

TABLE 16-7 MINE OPTIMIZATION PARAMETERS – REFRACTORY PROJECT

Barrick Gold Corporation – Lagunas Norte Mine

Input Parameter	Units	Value
Revenue Factors
Au Price	US$/oz	1,200
Ag Price	US$/oz	16.5
Au Pay Factor	%	100
Ag Pay Factor	%	100

Mine Cost
Mineralized Material Cost)	$/t	2.54
Waste Cost	$/t	2.54
Mineralized Material from Leach Single Pass to Process – HL	$/t	0.93
Mineralized Material from Leach Pad to Process – POX	$/t	0.99
Mineralized Material from Single Pass to Process – POX	$/t	0.93

Process Cost
Heap Leach Variable Costs
LCH – M1	$/t	2.70
LCH – M1 Low Grade	$/t	2.71
LCH – M1A	$/t	2.89
LCH – M2AL	$/t	2.98
LCH – M2AH*	$/t	4.03
LCH – M2B*	$/t	8.43
LCH – M2B High TCM	$/t	7.44
LCH – M3	$/t	3.25
LCH – M3A	$/t	3.55
LCH – M3B Low TCM*	$/t	4.71
LCH – M3B Medium TCM*	$/t	3.89
LCH – M3B High TCM	$/t	2.90
Refractory Project – Fixed Costs	$000/year	20,512
Refractory Project – Variable Costs	$/t	9.85
Refractory Project – Sulphur Variable Costs	$/t per % S	4.93
Heap Leach Placement	$/t	0.73
Mineralized Material Feed to Process Plant	$/t	0.73
Heap Leach Expansion	$/t	1.61
Dry Stack Transport	$/t	0.73
Social Cost	$/t	0.12
Additional Closure cost	$/t	0.189
*(this cost includes rehandle on Dynamic pad)

G&A
G&A Fixed	$000/year	15,850
G&A Variable	$/t Processed	0.77

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 16-12

www.rpacan.com

Input Parameter	Units	Value
Sales	$/oz Au Recovered	3.33
Royalty	%	2.51
Profit Share	%	8.00
Tax Rate	%	32.00
Tax Rate after 2020%		30.00
World Gold Council Fees	$/oz Au Recovered	2.00

A summary of the leach and POX material is presented Table 16-8.

TABLE 16-8 SUMMARY OF LEACH AND REFRACTORY MATERIAL IN REFRACTORY PROJECT PLAN

Barrick Gold Corporation – Lagunas Norte Mine

Process Details	Units	Value
Leach to Process
Tonnage	‘000 tonnes	37,210
Gold Grade	g/t	1.09
Silver Grade	g/t	4.34
Contained Gold	koz	1,200
Contained Silver	koz	4,754
Recoverable Gold	koz	891
Recoverable Silver	koz	1,576

Flotation—POX—CIL to Process
Tonnage	‘000 tonnes	16,468
Leco S2-%		2.13
Gold Grade	g/t	3.54
Silver Grade	g/t	7.37
Contained Gold	koz	1,875
Contained Silver	koz	3,900
Gold Recovery	%	85.1
Silver Recovery	%	35.4
Recoverable Gold	koz	1,595
Recoverable Silver	koz	1,381

Total Mineralized Material to Process
Tonnage	‘000 tonnes	53,678
Gold Grade	g/t	1.78
Silver Grade	g/t	5.01
Contained Gold	koz	3,075
Contained Silver	koz	8,654
Gold Recovery	%	80.8
Silver Recovery	%	34.2

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 16-13

www.rpacan.com

Input Parameter	Units	Value
Recoverable Gold	koz	2,486
Recoverable Silver	koz	2,957

GROUND CONDITIONS/SLOPE STABILITY

The geotechnical analysis to develop slope design parameters for Lagunas Norte was completed by Piteau originally in 2010, with the most recent work completed in March 2013. Piteau developed the feasibility-level geotechnical design criteria for Lagunas Norte in 2003. The 2013 work updated the final pit slope analysis for the final pit available at that time (Ultimate Pit 2020).

Table 16-9 summarizes the current inter-ramp slope design recommendations for Lagunas Norte. Ranges for the inter-ramp slope angle (IRA), bench face angle (BFA), and catch berm width (CBW) are provided to cover each domain sector excluding footwall slopes. All design sectors are based on double benching to 20 m except for two, which are based on 10 m single bench height.

TABLE 16-9 SUMMARY OF PITEAU INTER-RAMP SLOPE DESIGN RECOMMENDATIONS

Barrick Gold Corporation – Lagunas Norte Mine

Highwall Structural Domain	IRA (o)	BFA (o)	CBW (m)
KCW-U	40 – 48	60 – 70	10.7 – 12.9
KCW-L	43 – 47	60 – 70	10.0 – 12.1
KCE-U	36 – 52	60 – 80	8.0 – 12.9
KCE-L	43 – 50	60 – 75	10.0 – 12.6
AND-E	46 – 50	70 – 75	11.4 – 12.6
AND-SW	36 – 45	60 – 70	8.0 – 12.7
VOLC-W	43 – 52	65 – 80	10.7 – 12.1
VOLCANICS	41 – 48	60 – 70	10.7 – 12.1
OVERBURDEN	Maximum Overall Slope Angle of 30 degrees

Table 16-10 summarizes the applicable footwall slope design recommendations for Lagunas Norte, based on expected domain sectors. In general, the BFA is set to follow the bedding dip angle, with bench height increasing as the bedding dip angle decreases.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 16-14

www.rpacan.com

TABLE 16-10 SUMMARY OF FOOTWALL SLOPE DESIGN RECOMMENDATIONS

Barrick Gold Corporation – Lagunas Norte Mine

Footwall Structural Domain	Bench Height (m)	IRA (°)	BFA (°)	CBW (m)
KCW-O	20	43.2	65	12
KCW-W	20	33.1	44	10
KCW-E	20	38.6	53	10
KCE-W	40	28.4	32	10
AND-SW	20	57.6	88	12
KCC-W	20	33.1	44	10

Figure 16-2 presents a plan view of the slope domains on the Lagunas Norte ultimate pit.

As part of the overall water management plan, pit slopes require depressurization, which is achieved through a combination of vertical and horizontal dewatering wells, and control of surface water.

RPA is of the opinion that the work completed by Piteau was of an appropriate scope and the pit design is based on reasonable engineering analysis and assumptions.

A sophisticated system of manual and automated data collection equipment has been installed at Lagunas Norte for monitoring pit wall activity. In addition to a network of prisms, piezometers, and extensometers, a radar system and photogrammetry are used in high risk zones, such as on the northeast wall.

In 2014, Anddes Asociados S.A.C. (Anddes) reviewed the pit slope stability, leach pad stability, and waste dump stability. The overall pit stability safety factors are above the minimum required, however, some local pit failures may occur and close monitoring and additional cleaning work will be required at bench level. The waste dump and leach pad review presented in Anddes (2014) shows adequate safety factors.

REFRACTORY PROJECT

GEOTECHNICAL CONSIDERATIONS

The original slope design criteria for the purposes of mine design was developed by Piteau Engineering Latin America S.A.C. (Piteau) and outlined in a report entitled “Alto Chicama Project – Geotechnical Assessments and Design Criteria for Proposed Open Pit Slopes”

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 16-15

www.rpacan.com

(February 2004). These design criteria were updated by Piteau based upon updated geologic interpretations, inclusion of new information, and actual behaviour of exposed slopes and documented in a report entitled “2477-2010 Slope Design Criteria Update Report” (February 2011).

For the Leach-Only Scenario, the slope design criteria issued in February 2011 are at a feasibility study level of confidence. In 2015 Piteau Associates did a review of the Prefeasibility Study pit slopes, no fatal flaw were detected and several recommendation was given in order to manage some risk in parts of the pit and waste dumps (Hatch 2015).

Geotechnical domains utilized for expansion of the open pit are those currently used for the Lagunas Norte Mine. As the pit expands significantly to depth, an update of the geotechnical domains and their properties, including hydrological conditions, will be required during future studies.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 16-16

www.rpacan.com

COVER
CARHUAZ
COVER
VOLCANICS
PROPOSED TYPICAL FOOTWALL DESIGN MAY LOCALLY UNDERCUT BEDDING
KCW-L
KCW-U
KCE-L
KCE-U
VOLC-W
AND-E
AND-SW
CARHUAZ
VOLCANICS
COVER
VOLCANICS
CONTOUR INTERVAL: 5m
0 100 200 300 400 500
Metres
LEGEND:
GEOLOGICAL SECTION
STRUCTURAL DOMAIN BOUNDARIES PROJECTION BASED ON DECEMBER 2012 GEOLOGIC STRUCTURAL SECTIONS AND PIT DRAPE
MAJOR FAULT
LITHOLOGY
COVER
VOLCANICS
ANDESITE
CARHUAZ
CHICAMA
SANDSTONE
SILTSTONE
CARBONEOUS
COAL MEASUTE
MEASURED INTERRAMP SLOPE ANGLE
HIGHWALL
FOOTWALL
SLOPE AZIMUTH
NOTES:

Figure 16-2

**Barrick Gold Corporation**

***Lagunas Norte Mine***

*La Libertad Region, Peru*

**Final Pit Slope Domains in Plan**

March 2016

**Source: Piteau Associates, 2013.**

16-17

www.rpacan.com

PRODUCTION SCHEDULE

Only Mineral Resources with classification of Measured or Indicated can be converted to Proven or Probable Mineral Reserves for production scheduling. A mine production schedule was developed from the mine design that targets the permitted limit for heap leach placement of ore at Lagunas Norte of 63,000 tpd.

Under the current mine plan, which incorporates the Refractory Project, open pit mining and leaching of oxide material on the HLF will continue from 2016 to 2023 (Table 16-11 and 16-12). From 2016 to 2021, the refractory ore is planned to be mined and stockpiled. Permitting and completion of detailed engineering on the Refractory Project are expected to take up to four years from 2016 to 2019. Construction and commissioning of the new circuit is expected to take approximately two years from 2020 to 2021, with first refractory gold production expected in late 2021 and continuing to 2029 (Table 16-13).

Table 16-11 summarizes the open pit mine production schedule by year. Based on the current reserves and the mine plan, the mine production is scheduled until 2023 while the stockpiled material will continue to be processed until 2029.

TABLE 16-11 MINE PRODUCTION SCHEDULE – OXIDE AND REFRACTORY

Barrick Gold Corporation – Lagunas Norte Mine

Year	Open Pit Mine Production Schedule					Waste	Total	Strip
	(Mt)	(g/t Au)	(g/t Ag)	(000 oz Au)	(Moz Ag)	(Mt)	(Mt)	Ratio
2016	18.60	1.013	3.968	606	2,373	29.17	47.77	1.57
2017	5.06	1.228	4.734	200	770	6.91	11.97	1.37
2018	1.61	1.444	6.722	75	349	3.07	4.69	1.90
2019	2.83	6.382	7.959	581	725	10.97	13.81	3.87
2020	3.13	2.666	5.022	268	505	12.07	15.19	3.86
2021	3.84	2.135	6.985	263	862	16.05	19.89	4.18
2022	3.68	2.712	5.240	321	621	17.41	21.09	4.72
2023	1.20	2.354	9.615	91	370	6.82	8.02	5.70

Totals	39.95	1.873	5.118	2,405	6,574	102.47	142.42	2.57

Note:

1.	Numbers may not add due to rounding.

During regular mining operations and as part of the LOM plan, short term and long term stockpiles are utilized. Low grade CHLF ores are stockpiled during times when crusher capacity is fully utilized by higher grade CHLF ores. Similarly, SPHLF ores are stockpiled when required to prevent displacement of better quality CHLF ores and to minimize preg-

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 16-18

www.rpacan.com

robbing issues. Last, potentially economic mineralization with TCM ≥ 1.5% is also stockpiled for potential future processing via other methods such as the Refractory Project; these stockpiles are not included in the statement of reserves and are not processed in the current LOM production schedule. Table 16-12 summarizes the HLF placement schedule by year, which includes production from both open pit operations and stockpile reclaim.

TABLE 16-12 HEAP LEACH PLACEMENT SCHEDULE - OXIDE

Barrick Gold Corporation – Lagunas Norte Mine

Year	Heap Leach Placement Schedule					Recovery		Recoverable Metal
	(Mt)	(g/t Au)	(g/t Ag)	(Moz Au)	(Moz Ag)	Au (%)	Ag (%)	(oz Au)	(oz Ag)
2016	20.6	1.01	3.97	0.671	2.629	75.0%	31.5%	0.503	0.828
2017	10.2	1.23	4.73	0.405	1.560	65.6%	31.5%	0.265	0.491
2018	2.4	1.44	6.72	0.111	0.517	49.7%	31.5%	0.055	0.163
2019	0.4	0.89	3.39	0.013	0.048	65.8%	22.4%	0.008	0.011
2020	1.1	0.80	2.68	0.000	0.000	61.7%	18.7%	0.017	0.018
2021	0.9	1.00	3.83	0.000	0.000	54.7%	17.4%	0.016	0.019
2022	1.0	1.13	3.27	0.000	0.000	47.8%	16.6%	0.017	0.017
2023	0.5	0.77	7.47	0.000	0.000	63.0%	22.2%	0.008	0.029

	37.21	1.09	4.34	1.200	4.754	68.9%	30.1%	0.891	1.576

Note:

1.	Numbers may not add due to rounding.

Table 16-13 shows the Refractory Project processing schedule starting in second half of 2021 for nine years.

TABLE 16-13 REFRACTORY PROCESSING SCHEDULE

Barrick Gold Corporation – Lagunas Norte Mine

Year	Heap Leach Placement Schedule					Recovery		Recoverable Metal
	(Mt)	(g/t Au)	(g/t Ag)	(Moz Au)	(Moz Ag)	Au (%)	Ag (%)	(Moz Au)	(Moz Ag)
2021	0.4	12.07	10.13	0.137	0.115	87.1%	40.0%	0.120	0.046
2022	1.7	7.95	9.49	0.432	0.516	87.2%	40.0%	0.377	0.206
2023	2.1	5.65	9.89	0.390	0.682	86.1%	40.0%	0.335	0.273
2024	2.2	3.51	9.33	0.247	0.657	86.3%	37.8%	0.213	0.248
2025	2.2	2.62	7.09	0.184	0.500	83.7%	32.1%	0.154	0.160
2026	2.2	2.34	5.47	0.165	0.386	80.0%	23.8%	0.132	0.092
2027	2.2	2.29	5.05	0.161	0.356	79.6%	22.4%	0.128	0.080
2028	2.2	1.40	6.14	0.099	0.432	85.7%	40.0%	0.085	0.173
2029	1.3	1.41	6.01	0.060	0.256	84.5%	40.0%	0.050	0.102

	16.47	3.54	7.37	1.875	3.900	84.1%	34.2%	1.595	1.381

Note:

1.	Numbers may not add due to rounding.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 16-19

www.rpacan.com

WASTE ROCK

Waste rock from Lagunas Norte open pit mining operations is stored starting just past the ultimate pit rim extending from the southeast along the eastern edge and to the north, forming one continuous WRF with a total footprint of approximately 200 ha. Elevations range from approximately 4,000 MASL to 4,200 MASL, with individual dump faces typically less than 50 m vertical.

To the east and southeast, the WRF is referred to as Botadero de Desmonte Este. The southern face of this area, which extends approximately 1,000 m east of the ultimate pit rim, is currently final and in the process of being reclaimed with new vegetation in place.

Heading north, the WRF wraps around the eastern rim of the ultimate pit and is currently active. At the far north end of the ultimate pit is the Botadero Vizcachas WRF which will extend approximately 800 m north of the ultimate pit rim. This area is the footprint of current mining operations in the moraines area. Once moraine stripping is complete, this area will be backfilled as part of the final WRF layout.

In addition to the WRF identified above, a relatively small, approximately ten hectares, low grade stockpile is developed during mining of the Alexa area of the pit. During blasting operations on the Alexa plateau, some material is cast to the western free face resulting in a build-up of low grade NAG material on the side of this slope. This material is currently not in the LOM production schedule, however, will be considered for processing at the end of the mine life dependent on market conditions. In the original mine plan feasibility study, this area was referred to as the west waste facility, and had a significantly greater footprint than the current mine plan.

Approximately 75% to 80% of waste material destined for the WRF is considered PAG. As part of the water management plan, a series of water diversion and collection ditches are constructed, allowing for the collection of PAG drainage, which is treated at the water treatment plant prior to discharge.

Above cut-off grade material with TCM ≥ 1.5%, thus currently considered waste, is stockpiled within the WRF footprint in the event a new process flow sheet is enacted that can profitably extract the gold from this material.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 16-20

www.rpacan.com

Sufficient waste rock storage capacity exists within the WRF and ultimate pit backfill to support the mine production schedule and Mineral Reserve statement.

A comprehensive WRF geotechnical report was prepared by Piteau in 2009 for the current arrangement.

HEAP LEACH FACILITY

The development of the original Lagunas Norte site in 2005 considered mineral reserves of 116 Mt with Phase 0 to 4 leach pad stacking capacity constrained to an ultimate 179 Mt. Exploration efforts since then have increased the mineral reserves requiring the construction of an adjacent Phase 5 to 9 leach pad that will be constructed in segments to accommodate process tonnage for the extended LOM.

The footprint of the final HLF design is approximately 300 ha starting at approximately 4,000 MASL. The maximum bench elevation is approximately 4,270 m, built up with bench intervals of 10 m.

A comprehensive HLF geotechnical report was prepared by Golder (2004), and has been revised for the expanded footprint.

MINE EQUIPMENT

Lagunas Norte is a typical truck/shovel open pit operation, with all major production equipment furnished with GPS and dispatch systems. For production scheduling, equipment horsepower is de-rated for the operating elevations.

The current haul truck fleet consists of 184 tonne payload. Some haul trucks are assigned to hauling crushed ore from the overhead ore bin to the HLF on a daily basis as required.

Loading operations are conducted using a variety of diesel powered machines for production, including hydraulic shovel and front end loaders.

Mine mobile equipment production rates were reviewed with availability and utilization to see if mining production rates and costs are appropriate. RPA is of the opinion that the

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 16-21

www.rpacan.com

equipment productivities for the production fleet are appropriate. The current mine equipment fleet is listed in Table 16-14, along with major support equipment.

TABLE 16-14 MINE EQUIPMENT FLEET

Barrick Gold Corporation – Lagunas Norte Mine

Equipment	Manufacturer	Current 2015
Haul Truck, 730E	Komatsu	19
Haul Truck, 785C	Caterpillar	4
Face Shovel, PC4000	Komatsu	2
Wheel Loader, WA1200	Komatsu	3
Drill, SKS 12	Reedrill	2
Drill, DMM2	Ingersoll Rand	1
Drill, MD6420	CAT	1
Drill, Ranger 700	Sandvik	1
Flexirock	Atlas	1
DP 1500	Sandvik	1
Track Dozer, D375A	Komatsu	6
Track Dozer, D83-EX	Komatsu	1
Motor Grader, GD825A	Komatsu	3
Backhoe, PC300LC	Komatsu	1
Backhoe, WB140	Komatsu	1
Wheel Dozer, WD500	Komatsu	1
Wheel Dozer, WD600	Komatsu	2
Water Truck, 330M	Komatsu	2
Towhaul RGS-225	Komatsu	1

MANPOWER

Lagunas Norte operates on a 24-hour per day, 365 days per year schedule. For most operating positions, there are four work crews with two on site at any time working two, 12-hour shifts per day, 14 days on, followed by 14 days off.

Mining operating manpower is based on approximately four operators for each operating position. Mining manpower for operations, maintenance including process maintenance, and technical services in 2014 was 754 employees.

MINE INFRASTRUCTURE

Lagunas Norte has all necessary infrastructure for a large open pit mine operation in a remote location at high altitude. Mining related infrastructure includes a truck shop, truck

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 16-22

www.rpacan.com

wash facility, warehouse, fuel storage and distribution facility, explosives storage and magazine sites, and electrical power distribution and substations to support construction and mine operations.

VALUE REALIZATION INITIATIVES

IN-PIT WASTE DUMP

An area for the waste dump was identified within the ultimate pit near the Vizcachas area and to the north of the pit. This reduced the capital expenditure for the expansion of the East Waste Dump (Phase 1) located beyond the current dump limits and permits. The design criteria consider a slope of 3:1 with berms of 10 m wide each 45 m in height to have an effective slope of 18.5º. This waste dump design follows closure design parameters.

The in-pit waste dump is being implemented and is expected to reduce capital costs by $67 million as the new waste dump area would not need preparation (stripping, ditch construction, etc.).

Other benefits include the reduction in environmental impact for acid water generation (no new area required).

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 16-23

www.rpacan.com

17 RECOVERY METHODS

PROCESS DESCRIPTION

The recovery process used at Lagunas Norte is a two-stage conventional crushing circuit, followed by heap leaching, and a Merrill Crowe zinc cementation plant and CIC for recovery of the precious metals. The major components of the process are:

•	Primary crushing

•	Secondary crushing

•	Heap leaching

•	Recovery plant

•	Refinery

•	Water discharge treatment plant

A simplified process flow sheet is provided in Figure 17-1.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 17-1

17-2

www.rpacan.com

CRUSHING CIRCUIT

The crushing circuit was originally designed to crush 42,000 tpd, but the capacity is permitted to 63,000 tpd. Historically, it was determined that the gold recovery from heap leaching at Lagunas Norte is not overly dependent on crush size so the size has been increased over time to allow more material to be processed through the crushing circuit. Haul trucks dump ore directly into the gyratory crusher. A rock breaker is available to break large rocks at the mouth of the primary crusher. The ore is discharged through an apron feeder onto belt conveyor number one which conveys it to a 2,000 tonne live capacity stockpile.

From the stockpile the ore is fed to the secondary crushers by conveyor belt number two. A splitter divides the feed into two parallel lines. Each line has a double deck screen. Oversize material passes to an MP800 secondary crusher which reduces the size to 80% passing (P80) approximately 50 mm. The product from each line is delivered to belt conveyors number three and number four, which in turn deliver the crushed ore to conveyor belt number five. Finally, the material is stored in the 1,000 tonne live capacity ore bin. From the bin the crushed ore is loaded into haul trucks that transport the ore to the leach pad. Lime is added to the trucks to raise the pH of the leach solution.

HEAP LEACH PAD

The leach pad stacking plan is developed by the leach department and the Technical Services department at Lagunas Norte. Stacking of the crushed ore is done in 10 m high lifts. A high precision GPS dozer assists in the stacking operation by pushing the material over the edge of the surface while maintaining a level surface and preventing excessive segregation of the material. After completing the stacking of one cell, the surface is ripped using dozers to scarify the upper layer that has been compacted by the operation of the haul trucks on the leach pad during material placement.

Contaminated ore is stacked on a separate area of the leach pad. Some of the contaminated ore is crushed and some is not, depending on the type of ore.

Once the cell has been prepared, a drip irrigation system is laid on top of the ore. Cyanide solution is trickled through the pad at the average rate of 10 to 20 L/m2/h during the leach cycle and depending on the ore type. Due to the net positive water balance, raincoats are used to reduce the amount of water entering the processing circuits. After passing through the pad, pregnant solutions are collected from under the raincoats and are temporarily stored

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 17-3

www.rpacan.com

in the pregnant leach solution (PLS) pond. Each pad has its own PLS pond and pumping system and the solution from the PLS ponds can be pumped to the Merrill Crowe and/or the carbon-in-column (CIC) plant. The plant and pumping systems of the Merrill Crowe plant have been modified so a portion of the pregnant solution as well as solution collected in the sediment ponds is recirculated to the leach pad to increase the flow rate to 3,000 m3/h, which is adequate to maintain the optimum solution to ore ratio or to keep the water balance under control.

Water that flows from the surface of the raincoats is collected in one of six raincoat ponds. Samples of the water are collected and analysed from weak acid dissociable (WAD) cyanide. If the WAD cyanide concentration is less than 0.1 ppm, the water can be discharged from the property without further treatment.

RECOVERY PLANT

The CIC desorption solution is pumped and mixed with the PLS prior to feeding the Merrill Crowe zinc cementation recovery plant. The suspended solids are removed in the clarifier and the dissolved oxygen concentration is reduced to less than one part per million by the de-aerator. From the de-aerator the solution passes through a cone where powdered zinc is added. In the zinc cementation process, the zinc is exchanged into the solution and the gold and silver precipitate out of the solution. The precipitate is recovered from the solution using filter presses, and the barren solution is stored in a tank. Cyanide and anti-scalant are added to the barren solution and it is recirculated to the leach pad via the process overflow pond (POP).

REFINING

The precipitate that is recovered in the filter presses is put into trays that are placed in mercury retorts. In the retorts, the precipitate is gradually heated so the precipitate dries and the mercury is evaporated, condensed, and recovered under a vacuum system. The mercury is collected and stored or transported in special containers, according to international standards.

After retorting, the precipitate is mixed with flux and placed in a smelting furnace. The impurities are removed from the precious metals in the slag and the mixture of gold and

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 17-4

www.rpacan.com

silver is recovered as doré. The doré is transported to a refinery outside of the operation for further processing.

WATER TREATMENT PLANT

CYANIDE DESTRUCTION

In the event that the water balance results in a surplus inventory of solution in the system, it is necessary to divert a certain quantity of barren solution to the cyanide destruction plant. Cyanide destruction at Lagunas Norte utilizes sodium metabisulphate and air to create a strongly oxidizing sulphur dioxide (SO2)/air mixture, which is catalyzed by copper in solution or added as copper sulphate. Free cyanide and WAD cyanide are oxidized to form cyanate ions, which are later degraded to carbon dioxide (CO2) and soluble ammonia. The plant is designed to destroy 117 kg/h WAD cyanide equivalent to approximately 600 m3/h of barren solution containing less than 195 ppm as WAD cyanide.

ACID ROCK DRAINAGE

In the event acid rock drainage (ARD) is generated from the east WRF, the solutions will be temporarily stored in the ARD pond. From the ARD pond the solution is pumped to an oxidation tank and then to a pH regulation tank. Suspended solids are separated in a clarifier. The sludge from the clarifier is stored in sludge ponds that were built for this purpose. The Botadero Este (BDE) acid rock drainage treatment plant is currently capable of treating a flow of 1,500 m3/h. All acid water generated by the operation is collected from the perimeter of the east dump and leach pad and treated.

WATER DISCHARGE

The effluent from the ARD plant at a pH of approximately 3.5 is mixed with the detoxified solution from the cyanide destruction circuit at a pH of approximately 9.2. Lime is added to increase the pH to greater than 8.7, which causes additional metals to be removed from the water by precipitation. Finally, the pH is reduced to a pH of approximately 7.0 by the addition of sulphuric acid and the water is stored in a polishing pond until assays can be completed to confirm that it meets water quality standards required for discharge from the property. After the water quality is confirmed the water is discharged.

SECONDARY TREATMENT PLANT

A secondary water treatment plant is used to further improve the treatment facilities and the quality of the water that is discharged from the property.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 17-5

www.rpacan.com

CARBON-IN-COLUMN PLANT

The CIC plant began operation in August 2013 and processes an average 1,800 m3/h of solution and accommodates a flow rate of 2,140 m3/h (design flow). The purpose of the installation is to further increase the solution flow to the leach pad to 4,300 m3/h. The excess available flow, i.e., 2,000 m3/h, from the CIC circuit will be used to wash the areas of the leach pad where leaching is completed.

REFRACTORY PROJECT PROCESS FLOW SHEET

Figure 17-2 shows the simplified process flow sheet for the Refractory Project PFS. Some new processing facilities are expected to be constructed and some of the existing plant facilities at Lagunas Norte will be utilized or upgraded for the Refractory Project. Figure 17-3 shows the general arrangement of the sites proposed for the concentrator, POX/leaching, and water treatment. The process description is largely taken from the Refractory Project PFS.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 17-6

17-7

17-8

www.rpacan.com

CRUSHING AND GRINDING

The sulphide mineralized material is mined and sent to the primary crusher. The secondary crusher is bypassed, so the crusher operation needs to operate in batch mode. Mineralized material accumulates in the bin and is transferred to trucks, which are loaded and directed to stockpile locations. Mineralized material is reclaimed using a LIFO methodology and delivered to 400 tonne hoppers. Fine adjustment of the sulphur in feed is made by blending the materials from each hopper to obtain a sulphur grade of 2% to 4% feeding the flotation plant. Mineralized material is ground to a P80 of 120 µm using a single stage semi-autogenous grinding (SAG) mill. The mill discharge slurry is screened before flotation conditioning with copper sulphate and flotation collectors.

FLOTATION

The flotation circuit consists of rougher-scavenger tank cells and an oxide collector reagent is added midway to ensure all the mixed particles are treated. The sulphide concentrate produced in flotation is expected to contain 8% S to 9% S. The flotation tails are sent to a single stage cyclone for recovery of the 22 µm particles in the overflow stream. The cyclone underflow is sent to a thickener, while the cyclone overflow combines with the sulphide concentrate. It is important that the final concentrate grade be within the optimum range of 5.5% S to 8% S for feeding the autoclave.

RESIDUES HANDLING AND DISPOSAL

Since the flotation tails contain very little sulphur (less than 0.03%) and is 100% quartz (based on XRD analysis), the current concept is to use desulphurized flotation tails as an alternative cover material to the clay planned for use in the closure plan.

The desulphurized flotation residues are sent to the flotation tails thickener. Material accumulates in a surge tank with a residence time of approximately 12 hours before filtration using disc filters. The filter cake contains approximately 11% moisture and is diverted to a loading bin after filtration. The filter cake is loaded in haul trucks and is sent to the waste rock pile to be used as cover material.

The plan is also to use filtered CIL tails as a cover material and in flat areas of the heap leach piles. Since this material will contain residual cyanide, use of filtered CIL tails over these areas will require confinement.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 17-9

www.rpacan.com

PRESSURE OXIDATION

The flotation concentrate is delivered to concentrate surge tanks and the slurry is sent to the autoclave preheater. If the sulphur content of the feed slurry is below 5.5%, the slurry will need to be reheated in the preheaters. If slurry reheating is not required, then the material is directed to the autoclave feed pump. The feed slurry is pumped into the autoclave where gaseous oxygen is injected below the agitator blades to ensure complete oxygen distribution during mixing. Oxygen is supplied by a 450 tpd cryogenic oxygen plant. The reaction in the autoclave is exothermic and cooling water is used to protect the vessel from overheating and excessive pressure. The oxidized slurry is discharged into a flash vessel, where the slurry is returned to the boiling point in temperature and atmospheric pressure. Steam from the flash vessel is quenched in a tank with Counter Current Decantation (CCD) No. 1 overflow solution and cleaned using a venturi scrubber. The scrubber off-gas is water vapour enriched with oxygen. The oxidized slurry is gravity fed to a three stage CCD circuit. The CCD No. 1 solution is cooled in a cooling tower before being sent to the flash vessel. The washed slurry from CCD No. 3 is directed to lime neutralization.

CARBON-IN-LEACH

The neutralized slurry following POX is directed to CIL. The carbon is accumulated and directed to CIC stripping, acid wash, and kiln regeneration. The pregnant solution from CIL processing is directed to the existing Merrill Crowe precipitation plant and refinery. The CIL tails are sent to thickening and pressure filtration. The resulting filter cake is stored in a bin and loaded in haul trucks for deposition as cover material on the closed heap leach area.

EXISTING OPERATIONS

Existing unit operations of the process plant will remain largely unchanged. The Merrill Crowe plant will continue to treat the oxide heap leach solution and the pregnant solution, however, the following modifications as identified during the study will need to be made:

•	Spare capacity of the HDS circuit of the ARD treatment plant will be used as a neutralization circuit.

•	Spare capacity of the cyanide detox plant will be used for solution cyanide destruction.

•	The PFS incorporated a new lime plant to be added to match the requirements in POX neutralization.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 17-10

www.rpacan.com

Geochemical and geotechnical investigations have been undertaken and the results will determine the amenability of flotation tails as a substitute for clay as cover material for waste rock.

ENERGY AND WATER REQUIREMENTS

ENERGY

The Lagunas Norte mine site is presently supplied at 138 kV from the Peruvian National grid through the Trujillo Norte substation (Barrick, 2015c). The existing mine substation, Alto Chicama, is located approximately 100 km from the Trujillo Norte substation and is connected by a dedicated 138 kV power line to the Trujillo Norte substation. An existing utility substation is also located within 40 km of the mine at Motil and is connected by a dedicated 138 kV power line to the Trujillo Norte substation.

The Lagunas Norte mine site has a connected load of approximately 15 MVA. Based on power measurements from meter devices installed at Alto Chicama and Trujillo Norte substations, the mean power requirement is close to 11.5 MVA.

WATER

The Lagunas Norte operation currently uses two fresh water sources (Barrick, 2015c): Laguna Negra and the fresh water reservoir (Pozo Hondo). Laguna Negra is included in the current site-wide water balance as a management pond for non-contact runoff. The water balance accounts for all water entering or discharging from Laguna Negra and calculates the storage. During the rainy season when excess stream flow is available and as needed, water from Laguna Negra may be pumped to the fresh water reservoir to augment the fresh water supply.

Due to effective solution management practices, a high net positive water balance is being maintained at the site.

The Refractory Project new process plant will be fully integrated with the current plant and water supply infrastructure and facilities. Water requirements will not increase from the Refractory Project extension, as all of the process water is coming from permeate produced from cyanide detoxification and ARD treatment plants. The reverse osmosis (RO) capacity ahead of the ARD treatment plant is expected to be increased to maintain the ratio of HDS

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 17-11

www.rpacan.com

discharge to permeate and amended to meet the ECA Category 3 regulations with respect to sulphate, calcium, and manganese.

RPA is of the opinion that Lagunas Norte’s requirements for energy and water are currently being met and are assessed regularly.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 17-12

www.rpacan.com

18 PROJECT INFRASTRUCTURE

Lagunas Norte infrastructure and services have been designed to support an operation of 63,000 tpd of ore to a HLF and a nominal 140,000 tpd of total material mined. Due to the remote location, the property is self-sufficient with regard to the infrastructure needed to support the operation.

ACCESS

The Lagunas Norte mine site is located approximately 90 km east northeast of Trujillo, the capital of La Libertad Region, Peru, and also the closest major population and commercial centre. Trujillo is located just above sea level on the Pacific Ocean coastline. Access to Lagunas Norte begins by public paved road heading east northeast from Trujillo along the road to Otuzco for approximately 75 km. At this point the road splits and an all-season public road heads east towards the mine-site and beyond. Approximately 7 km before the mine-site turnoff is the mine airfield, which has a compacted gravel runway approximately 1.6 km long at 4,180 MASL. From the mine-site turnoff it is 1.0 km to the main gate at 4,155 MASL. From the main gate it is approximately 3.0 km to the Lagunas Norte open pit, and 6.0 km to the camp facilities at 3,800 MASL. The total route distance from Trujillo is approximately 150 km one way, and takes four to five hours for a light vehicle in typical driving conditions.

Most consumables are transported along this route by truck, as well as persons whom work at the mine in buses.

MINE SITE FACILITIES

The mine and HLF are located at the mine site at elevations between 3,800 MASL and 4,200 MASL. Also, located in the same vicinity are the crushing facilities and Merrill Crowe recovery plant, on-site facilities (safety/security/first aid/emergency response building, assay laboratory, plant guard house, dining facilities, and offices); related mine services facilities (truck shop, truck wash facility, warehouse, fuel storage and distribution facilities, reagent storage and distribution facilities), and other facilities to support operations.

The Refractory Project will utilize existing infrastructure. A 6,000 tpd POX processing facility is proposed to process material that cannot be treated economically by heap leach. The

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 18-1

www.rpacan.com

existing primary crusher will be part of the project. Key components of the new facility include additional crushing stages, grinding, flotation, POX, CIL, and dry stack residues handling and disposal.

At present, it is predicted that mining will require a dewatering program. The open pit will be advanced below the groundwater as the model predicts. According to Piteau (2003), the best estimate for the required rate of groundwater extraction to dewater the open pit in advance of mining is approximately 12 L/s for the south pit area and 2 L/s for the north pit area. Piteau’s updated model (2009). It is anticipated that water coming from the pit dewatering program will be directed to the ARD plant, as it is anticipated that the water will have a low pH and will contain metals.

ACCOMMODATIONS

Mine camp facilities are located approximately three kilometres east and downslope of the Lagunas Norte open pit operations at approximately 3,800 MASL. Permanent accommodations are available for certain Lagunas Norte employees and visitors. Contractor accommodations are also provided near the Lagunas Norte accommodations. Site accommodations are sufficient for the Lagunas Norte workforce, contractors, and consultants.

WATER

The water for process and mining consumptive needs is from rain captured in two small lakes. There is plenty of water available for consumptive use now and for the future. At Lagunas Norte, a water management group is in place to carry out all dewatering including pumping, distribution, delivery, and disposal. Lagunas Norte has a positive water balance.

ELECTRICAL

Electricity is provided by a privately owned generation company and delivered to Lagunas Norte through a high voltage power line that is connected to the national grid in Trujillo. The Lagunas Norte mine site is presently supplied at 138 kV from the Peruvian National grid.

The Lagunas Norte mine site has a connected load close to 15 MVA. According to the power measurements, the mean power is approximately 11.5 MVA, with a range between 7.5 MVA and 14.5 MVA.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 18-2

www.rpacan.com

The proposed Refractory Project power requirements are approximately 45 MVA including the water treatment project, the concentrator plant (coarse mineralized material storage, milling, flotation, flotation tails filtration, and reagents), and the POX gold leach recovery plant (POX and associated oxygen plant, CCD washing, CIL, and CIL tails filtration). A second transmission line is not required.

BUILDINGS AND FACILITIES

The main facilities are:

•	Access roads

•	Open pit and haul roads

•	East potentially acid generating (PAG) waste rock facilities

•	Temporary ore stockpiles for non-acid generating (NAG) and PAG

•	Primary crusher, secondary crusher, and ore bin

•	Freshwater reservoir, Pozo Hondo and Laguna Negra reservoir

•	Heap leach facility, pregnant solution pond, process water overflow pond (POP)

•	East sedimentation pond, west sedimentation pond

•	Merrill Crowe plant; barren solution treatment plant

•	ARD collection pond; ARD treatment plant; polishing pond

•	Sewage treatment plants

•	Truck maintenance and truck wash

•	Warehouse and administration buildings

•	Miscellaneous storage facilities, fuel storage

•	Explosives magazine

•	Fresh water supply and distribution system, potable water treatment and distribution

•	Power supply and distribution

•	Incinerator

•	Security gatehouse

COMMUNICATIONS

The mine site has a communication network of telephones and licensed UHF radio repeaters within the Main Pit mining area and village facilities. Outside these areas, communication is by means of UHF CB radio, satellite phone, and cellular phone.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 18-3

www.rpacan.com

19 MARKET STUDIES AND CONTRACTS

MARKETS

Gold and silver are the principal commodities at Lagunas Norte and are freely traded, at prices that are widely known, so that prospects for sales of any production are virtually assured. Prices are usually quoted in US dollars per troy ounce.

CONTRACTS

Lagunas Norte has a contract for the sale of gold and silver doré to Barrick International (Barbados) Corp. (BIBC). BIBC has a doré refining contract with Argor Heraeus S.A., a metal refining company. Under these contracts, Lagunas Norte sells to BIBC all the gold and silver doré produced by the mine at market prices determined on the basis of spot prices for gold and silver (as established by the London Bullion Market Association the business day preceding the date of shipment) minus transportation costs, insurance, refining, processing, and other charges paid to the refinery.

Currently, there are no forward sales or hedging for gold. In the case of silver, a contract is in place whereby Silver Wheaton (Caymans) Ltd. purchases 100% of the silver produced from Lagunas Norte for US$3.90/oz. This contract expires on the earlier of i) April 1, 2018 and ii) the date on which Barrick satisfies the requirements of a completion guarantee on its Pascua-Lama Project.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 19-1

www.rpacan.com

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

ENVIRONMENTAL STUDIES

Environmental studies are ongoing and conducted as required to support the operation and any projects. RPA is not aware of any known environmental issues that could materially impact Lagunas Norte’s ability to operate.

PROJECT PERMITTING

Table 20-1 lists the Environmental Permits and the Main Operational Permits for the Mine and the respective approval dates (Barrick, 2015a). The environmental impact assessment (EIA) for the Mine was approved in 2004. In August 2010, an amendment to the former EIA was approved which allowed:

•	Expansion of the east waste dump

•	New leach pad

•	New ponds – doubling of size for PLS, POP, ARD, sediment ponds

•	Water treatment plant

A second amendment to the EIA was submitted to authorities in November 2014 and approved in July 2015, which includes the following changes:

•	East Waste Dump Expansion

•	New areas for Topsoil Stock and borrow material

•	West Waste Dump Optimization

•	Pit Expansion

•	Leach Pad Expansion (Phase 9)

•	Other modifications (auxiliary components)

The proposed modifications would be expected to extend the life of the Mine until 2023 and reschedule closure activities until 2028, however, the submitted schedule could be adjusted based on the gold price or other strategic decisions made by Barrick.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 20-1

www.rpacan.com

TABLE 20-1 SUMMARY OF MAJOR ENVIRONMENTAL AND MAIN

OPERATIONAL PERMITS

Barrick Gold Corporation – Lagunas Norte Mine

Permits	Approval Date
EIA 2003	April 2, 2004
EIA Modification 2010	August 6, 2010
Second EIA Modification	July 14, 2015
First Technical Report	November 18, 2013
Second Technical Report	February 13, 2014
Closure Plan	August 19, 2009
Closure Plan Update	November 10, 2011
Closure Plan 2nd Update	March 18, 2015
Operation Permit	June 14, 2005
Capacity expansion from 42,000 tpd to 63,000 tpd	January 3, 2006
Expansion of the Leach pad – Phase 4C (Operation)	June 8, 2012
Carbon in Column Plant	August 26, 2013
Expansion of the Leach Pad – Phase 5A & 5B (Operation)	April 14, 2014 June 20, 2014
Expansion of the Leach Pad – Phase 6 (Construction)	August 11, 2014
Water Licence Amendment	December 2, 2014

Other material permits, including a Water Quality Standards Adequacy Plan, are ongoing according with the applicable regulations.

Permits to discharge from the sedimentation ponds (East and West) and the rotating bio-contactor (RBC) sewage treatment plant at El Sauco expire every two years. The permits for pit dewatering and the trout farm have been approved.

Table 20-2 lists the Water Permits for the Mine and the approval and expiration dates (Barrick, 2015a). Superficial water monitoring at 23 points in two basins (Chuyugal and Perejil) is required. Groundwater quality is monitored at 16 points and at seven points at depth. Mine effluent is monitored at two points, and potable water and wastewater are monitored at two points. The data is reported every three months to the Mining Authority. The main discharge point from the property is quebrada (valley) Laguna Negra. Additional points are monitored in order to help evaluate the water management practices at Lagunas Norte. Figure 20-1 shows the various locations of the environmental monitoring stations.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 20-2

www.rpacan.com

TABLE 20-2 SUMMARY OF WATER PERMITS

Barrick Gold Corporation – Lagunas Norte Mine

Permits	Approval Date	Expiration Date
Water License	March 28, 2005 December 2, 2014	Until the end of mine life

Main effluent discharge authorization (Laguna Negra stream)	January 6, 2014 November 12, 2014	November 8, 2016

Effluent discharge authorization (West side)	September 8, 2011 January 16, 2012 November 7, 2013	September 16, 2017

Effluent discharge authorization (Camp sewage)	October 12, 2011 January 17, 2012 November 7, 2013	October 21, 2017

Authorization for pit dewatering	September 26, 2013 March 28, 2014

Air monitoring is required at four points primarily for particulate matter, gases, and two noise monitoring locations. Reports are due quarterly. Additional permits are required for hazardous waste disposal, e.g., fire assay cupels, which is done off site by authorized companies. Wildlife is monitored every two years and aquatic life is monitored every six months during the operating phase of the mine.

Lagunas Norte is in compliance in all material respects with the International Organization for Standardization (ISO) 14001 Environmental Management System and the International Cyanide Code. ISO certification is renewed every three years, and the last ISO audit was conducted in October 2012. Maintenance audits are conducted by ISO annually and an audit was recently completed in November 2014. Cyanide Code audits and renewals were completed in September 2013 and are required every three years.

According to Peruvian regulations, an update of the Closure Plan is required to be submitted to the Ministry of Energy and Mines within a period of a year after the approval of an environmental certificate. For Lagunas Norte, the next Closure Plan update is required to be submitted before July 14, 2016, one year after the July 14, 2015 approval of the second amendment to the EIA.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 20-3

www.rpacan.com

In 2008, the government of Peru adopted more stringent environmental water quality standards, including some that exceed international standards. In 2012, Lagunas Norte submitted a compliance plan in respect of the new water quality standards, including a request from certain parameters exceeding international standards, along with a description of the required additional water treatment infrastructure and its implementation schedule. In December 2015, the government modified the 2008 water quality standards in various respects, including to better align with international standards and provided a new implementation schedule. In 2016, Lagunas Norte intends to develop an updated compliance plan in accordance with the new regulations, which is expected to be submitted in the first quarter of 2017.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 20-4

RPA
www.rpacan.com

800000
802000
804000
806000
9126000
9124000
9122000
9120000
9118000
9116000
SWPE-70
SWRN- 60
CUENCA / BASIN
PEREJIL
CUENCA / BASIN
CHUYUGUAL
SWCH-90
SWVZ- 60
SWCH-60
El Sauco
N
SWCH-50
GWVZ-05
GWQN-06
SWQA- 20
GWRN-04
SWRN- 20
GWRN-04A
SWRN- 18
RNSP-10
West
Waste
Dump
SWOA- 05
SWCH-38
GWQS-07
SWQA- 30
East Waste
Dump
Open Pit
GWLN-15
CHSTP-20d
CHAP-20as
GWRN-03
QNSP-20
SWCH-30
GWLN-16
SWLN-15
GWLN-17
SWLH-11
Actual Leach Pad
New
Leach Pad
(In Construction)
SWCC-05
CUENCA / BASIN
CABALLO MORO
Quesquenda 1
Quesquenda 1
0
500
1000
1500
2000
Metres
SWLA-03
SWLT-05
Figure 20-1

| No. | Coordinates UTM (Datum WGS 84) | | Code | Type |
|---|---|---|---|---|
| | North | East | | |
| 1 | 9120429 | 805383 | QNSP-20 | Effluent |
| 2 | 9122320 | 802248 | RNSP-10 | |
| 3 | 9118090 | 802224 | SWCC-05 | |
| 4 | 9121103 | 806676 | CHSTP-20d | |
| 5 | 9120483 | 806911 | SWCH-30 | Surface Water |
| 6 | 9121899 | 806479 | SWCH-38 | |
| 7 | 9123126 | 806744 | SWCH-50 | |
| 8 | 9125180 | 806742 | SWCH-60 | |
| 9 | 9126348 | 807075 | SWCH-90 | |
| 10 | 9122565 | 804823 | SWQA- 20 | |
| 11 | 9121559 | 805186 | SWQA- 30 | |
| 12 | 9125124 | 806331 | SWVZ- 60 | |
| 13 | 9119269 | 803009 | SWLH-11 | |
| 14 | 9119805 | 804396 | SWLN-15 | |
| 15 | 9122422 | 802144 | SWRN- 18 | |
| 16 | 9122444 | 802069 | SWRN- 20 | |
| 17 | 9124099 | 799515 | SWRN- 60 | |
| 18 | 9125508 | 798380 | SWPE-70 | |
| 19 | 9115825 | 803384 | SWLT-05 | |
| 20 | 9116353 | 803952 | SWLA-03 | |
| 21 | 9121924 | 805299 | SWOA- 05 | Underground Water |
| 22 | 9120800 | 802637 | GWRN-03 | |
| 23 | 9122445 | 802126 | GWRN-04 | |
| 24 | 9122433 | 802145 | GWRN-04A | |
| 25 | 9122881 | 803604 | GWVZ-05 | |
| 26 | 9122616 | 804607 | GWQN-06 | |
| 27 | 9121616 | 805195 | GWQS-07 | |
| 28 | 9120863 | 805838 | GWLN-15 | |
| 29 | 9119944 | 804215 | GWLN-16 | |
| 30 | 9119491 | 803996 | GWLN-17 | |
| 31 | 9120798 | 806670 | CHAP-20as | Potable Water |

**Legend:**

- Potable Water
- Surface Water
- Underground Water
- Effluent
- Drainage Area to Horizon WGS 84
- Limit Basins
- Villages
- Main Road
- Contours (200 m)
- Contours (50 m)
- Access
- Streams
- Lakes
- Workspace
- Facilities
- Mineral Activity Area

**Barrick Gold Corporation**

***Lagunas Norte Mine***

*La Libertad Region, Peru*

**Location of Environmental Monitoring Stations**

March 2016

**Source: Barrick Gold Corp., 2014.**

20-5

www.rpacan.com

RECLAMATION

A reclamation and closure plan is required by the Mine. Financial guarantees to cover the costs of closure are required annually. The costs are based on the area of the faces and the total cost is divided by the number of years remaining in the Mine life to calculate an annual cost. According to the latest Closure Plan Update approved by the regulators in 2015, the total closure cost for Lagunas Norte is estimated to be US$243.4 million (US$46.9 million for concurrent closure, US$56.1 for final closure and US$140.4 million for post closure costs). A guarantee in the amount of US$53.3 million has been provided for the benefit of the Ministry of Energy and Mines (MINEM) in connection with the Closure Plan.

SOCIAL OR COMMUNITY REQUIREMENTS

The key social program at Lagunas Norte is an employment initiative designed to train unemployed workers. The focus is on local communities and suppliers and business generation. El Sauco is the closest community. A local company, primarily employing residents from El Sauco, has been established to employ the residents of the town. The majority of the workers are employed in the camp to assist with cooking and cleaning.

The Lagunas Norte social and community programs are participative. They encourage representatives from the local communities to take water samples in conjunction with company employees and with government involvement and to submit them to laboratories of their own choice. Lagunas Norte also utilizes a grievance mechanisms (GM) system where questions or doubts about the mining practices are encouraged. All inquiries will be answered or operations will be asked to provide answers or specialists will be retained to provide the appropriate answers.

Barrick works with the local government to provide irrigation infrastructure for agricultural activities and assistance with productivity improvements in agriculture, such as cattle farming and product diversity. The Mine’s forestry program has also helped to cover a land area of approximately 1,500 ha.

A System of Social Management program has been instituted and includes:

1.	Employment.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 20-6

www.rpacan.com

2.	Internal Training Program (with 26 participants) where high potential candidates are identified for employment. To date, ten individuals have been identified and hired at the Mine.

3.	Contractors – 42 individuals are currently in the training program.

4.	Training students undertaking post-secondary education (university or college) –tuition assistance is provided to students and after three to five years, the best candidates are selected for potential hire.

With respect to health matters, there is an agreement with the government to assist doctors and nurses in providing services and medical equipment in rural areas.

A government assisted program is helping in the management of approximately 200 illegal miners operating outside of the Mine’s surface rights.

REFRACTORY PROJECT

An Environmental Management Plan currently exists for Lagunas Norte, however, the management programs need to be updated to reflect the new facilities proposed under the Refractory Project.

Preparation of the EIA document for early submission is a key aspect of the Refractory Project. The first phase of the EIA submittal will include preparing baseline data, updating models, and preparing the project description document. Since Lagunas Norte has been in operation for some time, there is a large amount of baseline data available. It is expected that the baseline conditions and monitoring programs would remain the same, as a tailings pond is not being considered. Updated information is required to provide a good basis for comparison of the new plant.

The Refractory Project PFS also identified in detail a number of environmental obligations for consideration, which include:

•	Internal and External Obligations

•	Registration of Environmental Obligations (commitments arising from environmental management instruments and commitments arising from sector-specific obligations for the operation of the mine)

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 20-7

www.rpacan.com

•	Update of the Baseline Conditions to be submitted with the EIA modification. The update will include Physical Components (climate and meteorology, air quality, environmental noise, geology, geomorphology and natural hazards, soil, hydrology, quality of surface water, hydrogeology, underground water quality, flora and vegetation, fauna, and fish and aquatic habitat)

•	Impacts due to modifications from the Refractory Project plant will need to be addressed through formal assessment and include the following:

•	Hydrology

•	Air emissions

•	Population and Transport

•	Noise

•	Water

•	Vibrations

•	Hazardous wastes

•	Energy consumption

•	Lessons learned from the previous environmental assessment approvals process, which will be implemented under the National Environmental Assessment System (SEIA) by the SENACE, a new government department responsible for the review and approval of environmental studies since December 2015.

Community and government relations and on-going communications are important considerations with respect to the Refractory Project. The disposal of process residues as a dry stack cover over the waste rock piles and the heap leach pads is a preferred management strategy. A detailed communication plan for the project will need to be defined as the project advances in study, to address the impacts, benefits, water and energy consumption, and socio-economics associated with the extension of the life of the mine.

GEOCHEMICAL AND GEOTECHNICAL STUDIES

Geochemical test results indicated that the flotation tailings are classified as potentially acid generating (PAG), however, the sulphide mineral content is very low and the extent of metal leaching is also low. Under field conditions and air exposure, these residues have the potential to produce mildly acidic leachates and low metal concentrations. The addition of finely ground limestone was recommended as an alternative to render the material non-acid generating (NAG).

Geotechnical test results indicated that the flotation tails were uniformly graded sandy silt, non-plastic, and non-cohesive. An optimum dry density of 1.49 g/cm3 was achieved when the material was compacted at the optimum water content of 22.8%. The friction angle was 28 degrees and the hydraulic conductivity was estimated to be approximately 7 x 10-4. A pinhole dispersion test indicated poor resistance of the sample under washing and the material had little water retention capacity.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 20-8

www.rpacan.com

CLOSURE COSTS

Estimated closure costs at Lagunas Norte have been adjusted to reflect the fact that the Refractory Project is expected to defer certain remediation activities while mining operations continue, and the Refractory Project is also expected to produce process residues that can be used as alternate cover materials. This reduces the need for external sourcing and transport of suitable clay materials.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 20-9

www.rpacan.com

21 CAPITAL AND OPERATING COSTS

As contemplated by the PFS, the initial estimated capital cost for the Lagunas Norte Refractory Project is US$640 million (Table 21-1), scheduled for the next six years. The estimated sustaining capital is US$77.2 million (Table 21-2), which includes mine equipment replacement, pit dewatering, and leach pad expansion. Mine pre-stripping capital has been treated as an operating cost for the purposes of this Technical Report. Mine site exploration capital has been excluded as that capital should be expended against future Mineral Resources. Capital costs are in Q4 2015 US dollars, and assume an exchange rate of 3.23 PEN to the US dollar.

TABLE 21-1 REFRACTORY PROJECT INITIAL CAPITAL COSTS SUMMARY

Barrick Gold Corporation – Lagunas Norte Mine

Description	US$ Millions
Refractory Project
Direct Cost	276.4
Indirect Cost	143.5
Subtotal Direct + Indirect Cost	420.0
Contingency	87.0
Subtotal Project	506.9
Owner’s Cost	26.4
Owner’s Contingency	8.2
Escalation (2016->2020)	31.5
Other Owner’s Costs	66.8

Grand Total Refractory Initial Project Cost	639.8

Note:

1.	Numbers may not add due to rounding.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 21-1

www.rpacan.com

TABLE 21-2 LOM SUSTAINING CAPITAL COSTS SUMMARY

Barrick Gold Corporation – Lagunas Norte Mine

Description	US$ Millions
Leach Pad Expansion	33.8
Open Pit Infrastructure	4.4
Pit Dewatering LOM	3.5
Pit Dewatering Sustaining	5.0
Mobile Equipment	12.5
Sustaining Capital	18.1

Grand Total Sustaining Capital	77.2

Note:

1.	Numbers may not add due to rounding.

OPERATING COSTS

Lagunas Norte has been in production since 2005. Operating costs are tracked and well understood. Operating costs are based on Q4 2015 costs and assume an exchange rate of 3.23 PEN to the US dollar.

Mine operating costs are a nominal $2.20 per tonne of material mined or $10.44 per tonne of ore mined. Unit mine operating costs for Lagunas Norte are presented in Table 21-3.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 21-2

www.rpacan.com

TABLE 21-3 MINE OPERATING COSTS

Barrick Gold Corporation – Lagunas Norte Mine

Mine Department	Units	Cost
Drill	US$/t moved	0.22
Blast	US$/t moved	0.30
Load	US$/t moved	0.42
Haul	US$/t moved	0.58
Support	US$/t moved	0.36
Mine Overhead	US$/t moved	0.26

Subtotal	US$/t moved	2.13
Rehandle, Clean Ores	US$/t rehandle	0.71
Rehandle, Contaminated Ores	US$/t rehandle	0.86

Total LOM Costs	US$/t moved	2.20

Note:

1.	Numbers may not add due to rounding.

Process operating costs are dependent on ore type and processing method and include the heap leach, crushing and conveying, stacking, Merrill Crowe process plant, power, and consumables. Process operating costs for the LOM are $3.44 per tonne ore processed. Unit process operating costs for Lagunas Norte are presented in Table 21-4.

TABLE 21-4 OXIDE PROCESS OPERATING COSTS

Barrick Gold Corporation – Lagunas Norte Mine

Process Department	Units	Cost
Crush & Convey	US$/t processed	0.72
Leach Pad	US$/t processed	1.10
Process Plant	US$/t processed	1.25
Overhead	US$/t processed	0.10
Subtotal, All Ore	US$/t processed	3.17
Subtotal, CHLF Ore	US$/t CHLF	2.83
Subtotal, SPHLF Ore – Crush	US$/t SPHLF-Crush	2.31
Subtotal, SPHLF Ore – ROM	US$/t SPHLF-ROM	4.07
Dynamic Pad Rehandle	US$/t rehandle	0.84
Heap Leach, Placement	US$/t processed	0.70

Total LOM Costs	US$/t process	3.44

Note:

1.	Numbers may not add due to rounding.

Mine operating costs are based on historical performance and include consideration of mining depth and re-handling for the Refractory Project. These unit costs include operation and maintenance costs.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 21-3

www.rpacan.com

G&A include all management salaries, camp operating costs, access road operating costs, contractors and consultants, and environmental, health and safety costs. Administrative costs average $5.80 per tonne ore processed over the LOM. Refractory Project Unit operating costs are in Table 21-5, and LOM G&A costs are presented in Table 21-6.

TABLE 21-5 REFRACTORY PROJECT UNIT OPERATING COSTS

Barrick Gold Corporation – Lagunas Norte Mine

Area	Units	Cost
Mining	US$/t moved	2.30
	US$/t processed	10.98
Processing	US$/t processed	28.49
G&A	US$/t processed	10.20

Total	US$/t processed	49.67

TABLE 21-6 G&A COSTS

Barrick Gold Corporation – Lagunas Norte Mine

Department	Units	Cost
Fixed Cost	US$/t processed	3.50
Variable Cost	US$/t processed	2.20

Total LOM Costs	US$/t processed	5.80

Note:

1.	Numbers may not add due to rounding.

All-in unit LOM operating costs for Lagunas Norte are US$51.30 per tonne processed.

The adjusted operating cost per ounce of gold production over the LOM is US$566/oz. Total all-in cost per ounce, including sustaining and initial capital costs for the Refractory Project, over the LOM is US$958/oz.

The most important time period for the Refractory Project is the first five years of production, which is expected to begin in earnest in 2022 after construction is completed in 2021. The average annual production for the period from 2022 to 2026 at Lagunas Norte is estimated to be 240,000 ounces of gold. This estimated production is an increase of approximately 100,000 ounces of gold per year compared to the previous three years, which are expected to average 140,000 ounces of gold. AlSC for the Refractory Project are expected to be approximately US$625/oz gold (Table 21-7).

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 21-4

www.rpacan.com

TABLE 21-7 REFRACTORY PROJECT AISC

Barrick Gold Corporation – Lagunas Norte Mine

Year	Au Produced koz	All in Costs ($ Millions)	AISC/oz
2022	394.3	206.3	523
2023	343.8	172.5	502
2024	213.3	132.2	620
2025	154.3	99.9	648
2026	132.1	102.5	776
2027	128.3	98.3	766
2028	84.6	98.8	1,168

Total	1450.7	910.5	625

Note:

2.	Numbers may not add due to rounding.

All-in sustaining costs (AISC) will increase to approximately US$756/oz gold over the life of the mine (LOM). Two of the reasons for the lower AISC in the first five years of the Refractory Project are the processing of existing refractory ore stockpiles, and mining of higher grade refractory material in the pit(s).

MANPOWER

Lagunas Norte mine site manpower is approximately 2,606 people. Direct Lagunas Norte mine site employees are approximately 751 with an additional 1,855 contractors and consultants. The breakdown of mine site manpower by area is provided in Table 21-8.

TABLE 21-8 MINE SITE MANPOWER

Barrick Gold Corporation – Lagunas Norte Mine

Department	2016 Count	2022 Count
Mine	420	243
Process	231	242
General	100	80
Subtotal, Direct	751	565
Construction Contractors	913	0

Operational Contractors	942	531

Total Mine Site	2,606	1,096

Note:

1.	Numbers may not add due to rounding.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 21-5

www.rpacan.com

Major contracts currently in place at site are for the moraines earthwork operations, foundation preparation for the HLF expansion project, operation of the camp facilities, site security and logistics services, and assorted maintenance contracts.

PROJECT EXECUTION PLAN

A Refractory Project schedule has been developed and is shown in Figure 21-1. It will form the basis for a more detailed schedule in the FS study.

The project critical path is driven by the EIA approval by 2018, followed by construction to be completed by the middle of 2021.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 21-6

21-7

www.rpacan.com

22 ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers may exclude the information required in Section 22 Economic Analysis on properties currently in production, unless the Technical Report includes a material expansion of current production. RPA notes that Barrick is a producing issuer, the Lagunas Norte Mine is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of the Lagunas Norte Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 22-1

www.rpacan.com

23 ADJACENT PROPERTIES

MBM controls a large land area adjacent to Lagunas Norte. There are no adjacent properties that are relevant to this report.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 23-1

www.rpacan.com

24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 24-1

www.rpacan.com

25 INTERPRETATION AND CONCLUSIONS

Based on the site visit and subsequent review, RPA offers the following conclusions:

MINERAL RESOURCE ESTIMATION

•

The 2015 year-end Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, total 37.6 Mt averaging 1.36 g/t Au and 3.75 g/t Ag and contain 1,645,000 oz of gold and 4,527,000 oz of silver. In addition, the 2015 year-end Inferred Mineral Resources total 1.7 Mt averaging 0.89 g/t Au and 3.74 g/t Ag and contain 48,000 oz of gold and 203,000 oz of silver.

•	Mineral Resource estimates have been prepared utilizing acceptable estimation methodologies. The classification of Measured, Indicated, and Inferred Resources, conforms to CIM definitions.

•	The current drill hole database is reasonable for supporting a resource model for use in Mineral Resource and Mineral Reserve estimation.

•

The methods and procedures utilized by MBM at the Lagunas Norte Mine to gather geological, geotechnical, assaying, density, and other information are reasonable and meet generally accepted industry standards. Standard operating protocols are well documented and updated on a regular basis for most of the common tasks. MBM developed and implemented its own LIMS for the mine laboratory. The mine carries out regular comparisons with blast hole data, previous models, and production reconciliation results to calibrate and improve the resource modelling procedures.

•

Exploration and development sampling and analysis programs use standard practices, providing generally reasonable results. The resulting data can effectively be used for the estimation of Mineral Resources and Mineral Reserves.

•

The modelling procedures include hundreds of interpolation runs, the use of length weighted composites to simulate semi-soft boundaries, multiple interim block sizes, and other advanced features that collectively result in a very complex process that is well documented in a step-by-step manner.

•

The positive gold reconciliation variance of approximately 20% in the past has been eliminated due mostly to infill RC drilling and to procedural improvements to the resource model. More RC drilling on the Refractory Project sulphide resource could lead to higher grades than currently estimated based on diamond drilling.

•	Overall, RPA is of the opinion that MBM has conducted very high quality work that exceeds industry practice.

MINING AND MINERAL RESERVES

•

The 2015 year-end Proven and Probable Reserves, including existing stockpiles scheduled for processing and inventory, total 63.6 Mt grading 1.82 g/t Au and 4.77 g/t Ag, containing 3.7 Moz of gold and 9.8 Moz of silver.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 25-1

www.rpacan.com

•	Approximately 2.1 Moz of Measured and Indicated Resources have been upgraded to Proven and Probable Reserves as of year-end 2015 based on the results of the Refractory Project.

•	The Mineral Reserve estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Reserves conforms to CIM definitions.

•	The operating data and the supporting documents were prepared using standard industry practices and provide reasonable results and conclusions.

•

Recovery and cost estimates are based upon actual operating data and engineering to support a Mineral Reserve statement. Economic analysis using these estimates generates a positive cash flow, which supports a statement of Mineral Reserves.

•	The current Lagunas Norte production schedule provides reasonable results and, in RPA’s opinion, meets the requirements for statement of Mineral Reserves.

PROCESS

•	RPA confirmed that the procedures used to estimate gold and silver recovery meet industry standards.

•

Solution management practices at Lagunas Norte exceed industry standards. Solution recirculation at the leach pad contributes to a positive water balance and higher concentrations of gold in solution to feed the Merrill Crowe cementation process. The water treatment system is effective in handling ARD and in maintaining water quality at discharge.

•	In RPA’s opinion, the CIC circuit increases solution flow and will be very beneficial in the long term for solution management.

•

Additional mini pilot plant testing of the refractory ore should be conducted to better understand ore variability using the ore samples collected in Phase 2 (M3A and M3BL ores) and to confirm gold recoveries.

•

POX mercury deportment to solution may have an impact on HDS preparation. Further studies are needed to understand mercury and its distribution in the Lagunas Norte flow sheet by conducting metal balances.

•

Geochemical test results showed that the flotation tails were potentially acid generating, however, the extent and duration of acid generation would be limited by the low sulphide content. The effectiveness of additional neutralization with finely ground limestone needs to be tested to render the material non acid generating. Further geotechnical investigations should also be carried out on the flotation tails if treatment with limestone is necessary.

ENVIRONMENTAL CONSIDERATIONS

•	The environmental and social practices at Lagunas Norte are very effective and enable Barrick to have a strong “social licence to operate”.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 25-2

www.rpacan.com

•	A program of System of Social Management has been instituted and provides employment and training.

•	Changes in water discharge criteria may require additional capital expenditures and higher operating costs for long term water treatment.

RISKS

RPA has not identified any significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information, the Mineral Resource and Mineral Reserve estimates, or associated projected economic outcomes.

Risks associated with the Refractory Project include:

•	Metal price fluctuations.

•	Sensitivity of economics to possible delays in the project schedule.

•	Additional metallurgical variability testing is required.

•	Permitting and approvals for the Refractory Project are at an early stage.

Metal price and project delays are the most significant risks to the economics of the Project. Barrick has developed a strategy to mitigate these risks.

The primary opportunity that is most likely to increase the economic value of the Project would be an increase in the estimated Mineral Resource grade. Current diamond drilling of the sulphide orebody could understate the grade by as much as 10% to 20%.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 25-3

www.rpacan.com

26 RECOMMENDATIONS

RPA makes the following recommendations:

MINERAL RESOURCE ESTIMATION

•	Additional RC drilling is recommended to enhance the grade of the sulphide orebody.

MINING

•	The LOM plan is reasonable and Barrick should proceed to implement the plan as presented.

PROCESS

•	MBM should continue to conduct routine metallurgical tests to improve the accuracy of the calculations used to estimate gold and silver recovery.

•	Mini pilot plant testing of blends of the M3A and M3BL ores should be conducted during the next study phase, to better understand ore characteristics and performance.

•	MBM should conduct testing to understand how POX mercury deportment will affect HDS production.

•	CCD thickening testwork should be included in the next stage of piloting, as it was not completed during the PFS.

•	MBM should consider integration of the CCD overflow and HDS neutralization to rationalize solution neutralization.

ENVIRONMENTAL CONSIDERATIONS

•	Advanced engineering studies should be completed, to minimize potential risks associated with the design and operation of dry stack tailings residue disposal.

•	MBM should update the Environmental Management Plan for Lagunas Norte to reflect the new facilities proposed under the Refractory Project.

CAPITAL AND OPERATING COSTS

•	The current operating costs are well managed and understood. RPA recommends that Lagunas Norte personnel continue exploring cost reduction alternatives.

REFRACTORY PROJECT

•	RPA recommends that MBM complete a FS on the Refractory Project.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 26-1

www.rpacan.com

27 REFERENCES

Anddes Asociados S.A.C., 2014, Estudio de Estabilidad Física del Pad de Lixivación, Botadero y Tajo, Tajo Dafne, Alexa y Josefa, Mina Lagunas Norte, Preparado para: Minera Barrick Misquichilca S.A., Junio 2014.

Barrick, 2014a, Interpretacion Geologica, Modelamiento y Estimacion de Recursos Lagunas Norte, Internal Report Prepared by Melissa Vasquez, Angela Zapana, Benjamin Sanfurgo, Cristobal Valenzuela, Report Dated July 2014, 154 p.

Barrick, 2014b, Untitled Report on Lagunas Norte Resource Model Update, Internal Report Prepared by Melissa Vasquez, Angela Zapana, Benjamin Sanfurgo, Cristobal Valenzuela, Report Dated November 2014, 13 p.

Barrick, 2014c, Modelo Dinámico Metalúrgico de Extracción de Oro para Minerales Sedimentarios M3 Sulfurados de Minera Barrick Misquichilca – Lagunas Norte, MBM Internal Report, May 2014, 22 p.

Barrick, 2015a, Lagunas Norte Permitting and EIA, internal Presentation (January 2015).

Barrick, 2015b, Lagunas Norte – ARD Capex Reduction, Technical Assessment for RPA – Tier 3, LN-PEA-TIER3-1, Rev. 0, internal report, July 15, 2015.

Barrick, 2015c, Barrick Development System, Lagunas Norte Sulphide Project Scoping Study, internal report, June 19, 2015.

Barrick, 2015d, Lagunas Norte – PMR Reprocessing of Incremental Sulfides, Technical Assessment for RPA – Tier 3 PEA, internal report, July 15, 2015.

Becerra, C., 2014a, Reporte Validación de Leyes de Sondajes 2014, Internal MBM Memorandum Dated December 2014, 17 p.

Becerra, C., 2014b, Reporte Validación de Coordenadas Finales Sondajes 2014, Internal MBM Memorandum Dated December 2014, 3 p.

Becerra, C., 2014c, Reporte Validación de Survey Sondajes 2014, Internal MBM Memorandum Dated December 2014, 14 p.

Becerra, C., 2012a, Validación Coordenadas Finales Sondajes 2012, Internal MBM Memorandum Dated February 2013, 3 p.

Becerra, C., 2012b, Reporte Validación de Survey Sondajes 2012, Internal MBM Memorandum Dated February 2013, 1 p.

Becerra, C., 2011a, Validación Coordenadas Finales Sondajes 2008, 2009, 2010, and 2011, Internal MBM Memorandum Dated November 2011, 8 p.

Becerra, C., 2011b, Reporte Validación de Survey Sondajes 2008, 2009, 2010, and 2011, Internal MBM Memorandum Dated November 2011, 40 p.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 27-1

www.rpacan.com

Bloom, L. Analytical Solutions Ltd. (2003): Review of Sample Preparation, Assay and Quality Control Procedures, Alto Chicama Project, Peru, July 2003.

Bobadilla, P., 2012, Memo to Edwin Zegarra and José Vidarte, Modelo de recuperación de Ore para el mineral de Vizcacha – Lagunas Norte, April 24, 2012.

CIM, 2014, CIM Definition Standards - For Mineral Resources and Mineral Reserves, Prepared by the CIM Standing Committee on Reserve Definitions, Adopted by CIM Council on May 10, 2014, 9 p.

Garcia, Esteban, 2011, 2011 Mid/End-Year Cut-Off Grade Report, Lagunas Norte Mine, Barrick Gold Corporation, June 2011, 21 p.

Garcia, Esteban, 2009, The Lagunas Norte Mine Technical Report, La Libertad Region, Peru, Minera Barrick Misquichilca S.A., March, 2009, 119 p.

Garcia, W.V., 2009, Geology of the Milagros Project, Alto Chicama District, La Libertad, Peru, Colorado School of Mines master of Science Thesis, 162 p.

Golder Associates Inc. and Golder Associates Peru S.A., 2004, Technical and Economic Evaluation Volume III of IV Heap Leach Facility Design, Report by Golder Associates, March 2004, 77 p.

Gómez, Paul, 2011, Validación de datos históricos Lagunas Norte, Internal MBM Memorandum Dated November 26, 2011, 1 p.

Gómez, Paul, 2008, Lagunas Norte Perforacion en Banco 4,050, Internal PowerPoint Presentation “upgrading Test.ppt” Dated March 2008, 30 slides.

Haggarty, S. and Espinel, R., 2004, Au and Ag Extraction Estimates for Revised 2Q 2004 LOM Planning, memo to Frank McCann, April 8, 2004,

Hatch, 2015, Minera Barrick Misquichilca S.A. - Lagunas Norte Sulphide Project Prefeasibility Study, Final Report, prepared by Hatch Ltd. for Barrick, December 15, 2015.

Hill, Alan R.; Davidson, Alexander J., 2003, The Alto Chicama Property Department of La Libertad, Peru, Technical Report, March, 2003, 52 p.

Lewis Geoscience Services Inc., 2002, Structural Geology and Ore Controls of the Lagunas Norte Deposit, Alto Chicama Project, Cajamarca, Peru, November 16, 2002, 48 p.

Magiña, P., 2014, Memo to Joe Pezo, Extracción del mineral M1 Chancado y ROM, December 18, 2014.

Minera Barrick Misquichilca, 2011a, Lagunas Norte Resource Estimation Report by Paul Gómez, Melissa Vasquez, and Hugo Rios, November 2011, 144 p.

Minera Barrick Misquichilca, 2011b, Reporte LOM Mantenimiento LGN, November 7, 2011, 7 p.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 27-2

www.rpacan.com

Minera Barrick Misquichilca, 2011c, Ore Control_LN_Katia.ppt, Internal PowerPoint Presentation Dated November 29, 2011, 31 Slides.

Minera Barrick Misquichilca, 2011d, Resumen_Collar_LN.xlsx, Excel file Dated November 26, 2011 by Melissa Vasquez.

Minera Barrick Misquichilca, 2011e, Reporte Trimestral QA-QC Blastholes, Enero-Marzo 2011, Minas Lagunas Norte, Internal Memorandum Dated April 10, 2011 by Jose Azan, 39 p.

Minera Barrick Misquichilca, 2011f, Reporte Trimestral QA-QC Blastholes, Abril-Junio 2011, Minas Lagunas Norte, Internal Memorandum Dated July 3, 2011 by Jose Azan, 39 p.

Minera Barrick Misquichilca, 2011g, Reporte Preliminar QA-QC 2011, Minas Lagunas Norte, Internal Memorandum Dated November 2011 by Geology Department, 51 p.

Minera Barrick Misquichilca, 2010, Reporte Final QA-QC 2010, Minas Lagunas Norte, Internal Memorandum Dated May 2010 by Geology Department, 65 p.

Minera Barrick Misquichilca, 2009, Reporte Final QA/QC DDH EXPIT June 2009, Minas Lagunas Norte, Internal Memorandum Dated June 21, 2009 by Geology Department, 54 p.

Piteau Engineering Latin America S.A.C., 2010, Alto Chicama Project, Lagunas Norte Mine—2010 Open Pit Slope Design Update, Report by Piteau Engineering Latin America S.A.C., October 2010, 455 p.

Piteau Engineering Latin America S.A.C., 2009, Review of East Dump Design and Proposed North Expansion, Lagunas Norte Mine, Report by Piteau Engineering Latin America S.A.C., June 17, 2009, 316 p.

Piteau Engineering Latin America S.A.C., 2004, Alto Chicama Project – Geotechnical Assessments and Design Criteria for Proposed Open Pit Slopes, February 2004.

Porras, Fernando, 2015, Year-End Cut-Off grade Report Lagunas Norte Mine, Internal Barrick Report Dated January 2015, 20 p.

Porras, Fernando, 2014, Year-End Cut-Off grade Report Lagunas Norte Mine, Internal Barrick Report Dated January 2015, 20 p.

Rios, Hugo, 2005, El Yacimiento Epitermal de Oro de Alta Sulfuracion de Alto Chicama, Controles de Mineralizacion y Modelo Genetico Preliminar, National University of Engineering, Lima Peru, Geological Engineering Thesis, 88 p.

RPA, 2012, Technical Report on the Lagunas Norte Mine, La Libertad Region, Peru, a NI 43-101 Technical Report prepared by Evans, L., Ehasoo, G., and Altman, K.A., for Barrick Gold Corporation, March 16, 2012, 156 p.

RPA, 2006, Review of Mineral Reserve Estimation Procedures, April 10, 2006, 52 p.

RPA, 2005, Review of Mineral Reserve Estimation Procedures, February 7, 2005, 38 p.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 27-3

www.rpacan.com

Scott Wilson RPA, 2008, Report on an Audit of Mineral Reserves at the Lagunas Norte Mine, Peru, May 10, 2008, 93 p.

Smee and Associates Consulting Ltd., 2010, A Review of Quality Control Data Lagunas Norte Resource Drilling, Alto Chicama Area, Peru, December 2010, 42 p.

Smee and Associates Consulting Ltd., 2008, A Review of Quality Control Methods, Quality Control Data, Field Measurements and Drill Core Sampling Protocol, Tres Cruces Project, Alto Chicama Area, Peru, March 2008, 45 p.

Smee and Associates Consulting Ltd., 2002, Quality Control and Sampling Procedures, Alto Chicama Project, Peru, May 2002, 45 p.

SNC-Lavalin Engineers and Constructors Inc. (2002): Minera Barrick Misquichilco S.A., Centromin Study, November 2002.

Vidarte, J., 2008a, Memo to Jaime Polar and Wesley Ubillus, Extraction M3, May 2008.

Vidarte, J., 2008b, Memo to Jaime Polar and Wesley Ubillus, Extraction M2AL, M3B, December 23, 2008.

Vidarte, J., 2009, Memo to Jaime Polar and Wesley Ubillus, Modelo de Extracciones de Oro para los Minerales M1, M3, M2AL, M2AH, y M3B, December 20, 2009.

Zapana, Angela, 2009, Reporte de Validacion de Leyes – 5% Base de Datos de Lagunas Norte, MBM Internal Memorandum Dated June 2009, 15 p.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 27-4

www.rpacan.com

28 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Lagunas Norte Mine, La Libertad Region, Peru” and dated March 21, 2016, was prepared and signed by the following authors:

(Signed and Sealed) “Luke Evans”

Dated at Toronto, ON
March 21, 2016	Luke Evans, M.Sc., P.Eng.
Principal Geologist

(Signed and Sealed) “Hugo Miranda”

Dated at Lakewood, CO
March 21, 2016	Hugo Miranda, MBA, P.C.
Principal Mining Engineer

(Signed and Sealed) “Brenna Scholey”

Dated at Toronto, ON
March 21, 2016	Brenna Scholey, P.Eng.
Principal Metallurgist

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 28-1

www.rpacan.com

29 CERTIFICATE OF QUALIFIED PERSON

LUKE EVANS

I, Luke Evans, M.Sc., P.Eng., as an author of this report titled “Technical Report on the Lagunas Norte Mine, La Libertad Region, Peru” prepared for Barrick Gold Corporation, and dated March 21, 2016, do hereby certify that:

1.	I am Executive Vice President, Geology and Mineral Resources, and Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of University of Toronto, Ontario, Canada, in 1983 with a Bachelor of Science (Applied) degree in Geological Engineering and Queen’s University, Kingston, Ontario, Canada, in 1986 with a Master of Science degree in Mineral Exploration.

3.	I am registered as a Professional Engineer in the Province of Ontario (Reg. #90345885). I have worked as a professional geological engineer for over 28 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Consulting Geological Engineer specializing in resource and reserve estimates, audits, technical assistance, and training since 1995.

•	Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements.

•	Senior Project Geologist in charge of exploration programs at several gold and base metal mines in Quebec.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Lagunas Norte Mine from January 6 to 7, 2015 and held meetings at the Barrick offices in Trujillo and Lima on January 8 and 9, 2015, respectively.

6.	I am responsible for the preparation of Sections 2 to 5, 7 to 12, 14, and 23 and collaborated with my co-authors on Sections 1, 6, 24, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have previously prepared an audit of the 2008 year-end resource and reserve estimates, and two NI 43-101 Technical Reports on the property, one dated March 16, 2012 and a second one dated August 31, 2015 .

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 29-1

www.rpacan.com

10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 21st day of March, 2016

(Signed and Sealed) “Luke Evans”

Luke Evans, M.Sc., P.Eng.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 29-2

www.rpacan.com

HUGO MIRANDA

I, Hugo M. Miranda, RM (ChMC), as an author of this report titled “Technical Report on the Lagunas Norte Mine, La Libertad Region, Peru” prepared for Barrick Gold Corporation, and dated March 21, 2016, do hereby certify that:

1.	I am Principal Mining Engineer with RPA (USA) Ltd. of 143 Union Boulevard, Suite 505, Lakewood, Colorado, USA 80228.

2.	I am a graduate of the Santiago University of Chile, with a B.Sc. degree in Mining Engineering in 1993, and Santiago University, with a Masters of Business Administration degree in 2004.

3.

I am registered as a Competent Person of the Chilean Mining Commission (Registered Member #0031). I have worked as a mining engineer for a total of 22 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•

Principal Mining Engineer—RPA in Colorado. Review and report as a consultant on mining operations and mining projects. Mine engineering including mine plan and pit optimization, pit design and economic evaluation.

•	Mine Planning Chief, El Tesoro Open Pit Mine— Antofagasta Minerals in Chile

•	Open Pit Planning Engineer, Radomiro Tomic Mine, CODELCO – Chile.

•	Open Pit Planning Engineer, Andina Mine, CODELCO—Chile.

•	Principal Mining Consultant – Pincock, Allen and Holt in Colorado, USA. Review and report as a consultant on numerous development and production mining projects.

4.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Lagunas Norte Mine from January 6 to 7, 2015 and held meetings at the Barrick offices in Trujillo and Lima on January 8 and 9, 2015, respectively.

6.	I am responsible for Sections 15, 16, 19, 21, and 22 and collaborated with my co-authors on Sections 1, 6, 24, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have previously prepared a NI 43-101 Technical Report on the property dated August 31, 2015.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 29-3

www.rpacan.com

10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 21st day of March, 2016

(Signed and Sealed) “Hugo M. Miranda”

Hugo M. Miranda, RM (ChMC)

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 29-4

www.rpacan.com

BRENNA SCHOLEY

I, Brenna J.Y. Scholey, P.Eng., as an author of this report titled “Technical Report on the Lagunas Norte Mine, La Libertad Region, Peru” prepared for Barrick Gold Corporation, and dated March 21, 2016, do hereby certify that:

1.	I am Principal Metallurgist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave., Toronto, ON, M5J 2H7.

2.	I am a graduate of The University of British Columbia in 1988 with a B.A.Sc. degree in Metals and Materials Engineering.

3.

I am registered as a Professional Engineer in the Province of Ontario (Reg. #90503137) and British Columbia (Reg. #122080). I have worked as a metallurgist for a total of 25 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Reviews and reports as a metallurgical consultant on a number of mining operations and projects for due diligence and regulatory requirements.

•	Senior Metallurgist/Project Manager on numerous base metals and precious metals studies for an international mining company.

•	Management and operational experience at several Canadian and U.S. milling, smelting and refining operations treating various metals, including copper, nickel, and precious metals.

4.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Lagunas Norte Mine from January 6 to 7, 2015 and held meetings at the Barrick offices in Trujillo and Lima on January 8 and 9, 2015, respectively.

6.	I am responsible for preparation of Sections 13, 17, and 20 and collaborated with my co-authors on Sections 1, 6, 24, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have previously prepared a NI 43-101 Technical Report on the property dated August 31, 2015.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 29-5

www.rpacan.com

10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 21st day of March, 2016

(Signed and Sealed) “Brenna J.Y. Scholey”

Brenna J.Y. Scholey, P.Eng.

Barrick Gold Corporation – Lagunas Norte Mine, Project #2590 Technical Report NI 43-101 – March 21, 2016	Page 29-6